   AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON DECEMBER 20, 1996

                                                      REGISTRATION NO. 33-

                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                                    FORM S-2

                             REGISTRATION STATEMENT

                                     UNDER

                           THE SECURITIES ACT OF 1933
                         COMMUNITY CAPITAL CORPORATION

             (Exact Name of Registrant as Specified in Its Charter)

          SOUTH CAROLINA                                                    57-0866395
   (State or other jurisdiction                                          (I.R.S. Employer
of incorporation or organization)                                      Identification No.)

                              109 MONTAGUE STREET
                        GREENWOOD, SOUTH CAROLINA 29646
                                 (864) 941-8200

              (Address, including Zip Code, and telephone number, including area code, of registrant's principal executive offices)

                               WILLIAM G. STEVENS
                            CHIEF EXECUTIVE OFFICER
                              109 MONTAGUE STREET
                        GREENWOOD, SOUTH CAROLINA 29646
                                 (864) 941-8200

           (Name, address, including zip code, and telephone number, including area code, of agent for service)

                                   COPIES TO:

                                                                                     GLENN W. STURM, ESQ.
                   JULIAN HENNIG III, ESQ.                                          NEIL E. GRAYSON, ESQ.
              NEXSEN PRUET JACOBS & POLLARD, LLP                          NELSON MULLINS RILEY & SCARBOROUGH, L.L.P.
                 1441 MAIN STREET, SUITE 1500                      1201 PEACHTREE ST., N.E., 400 COLONY SQUARE, SUITE 2200
                COLUMBIA, SOUTH CAROLINA 29201                                      ATLANTA, GEORGIA 30361
                        (803) 253-8202                                                  (404) 817-6000

     APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: As soon as practicable after the effective date of this Registration Statement.
     If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box: [ ]

     If the Registrant elects to deliver its latest annual report to security holders, or a complete and legible facsimile thereof, pursuant to Item 11(a)(1) of this form, check the following box: [ ]

     If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of earlier effective registration statement for the same offering. [ ]

     If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration number of the earlier effective registration statement for the same offering. [ ]

     If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box: [ ]
                       CALCULATION OF REGISTRATION FEE

[CAPTION]

     TITLE OF EACH CLASS                                      PROPOSED MAXIMUM          PROPOSED MAXIMUM
       OF SECURITIES TO               AMOUNT TO BE             OFFERING PRICE           AGGREGATE OFFER-
        BE REGISTERED                REGISTERED (1)             PER UNIT(2)              ING PRICE (2)
Common Stock,
  $1.00 par value...........           1,684,750                   $11.50                 $19,374,625

     TITLE OF EACH CLASS               AMOUNT OF
       OF SECURITIES TO               REGISTRATION
        BE REGISTERED                     FEE
Common Stock,
  $1.00 par value...........             $5,871

(1) Includes 219,750 shares of Common Stock which may be issued on exercise of a 30-day option granted to the Underwriters to cover over-allotments, if any. See "Underwriting."
(2) Pursuant to Rule 457 under the Securities Act of 1933, estimated for the purpose of calculating the registration fee based on a bona fide estimate of the maximum offering price.
     THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(A), MAY DETERMINE.

INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD NOR MAY OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF ANY STATE.

PROSPECTUS       SUBJECT TO COMPLETION, DATED DECEMBER 20, 1996

                                1,465,000 SHARES

         (Logo of Community Capital Corporation appears here)

                                  COMMON STOCK

     All of the shares of common stock, par value $1.00 per share (the "Common Stock"), offered hereby (the "Offering") are being sold by Community Capital Corporation, a South Carolina corporation (the "Company"). Prior to the Offering, there has been only limited trading in the Common Stock and no reliable market for the Common Stock has existed. It is currently anticipated that the public offering price will be between $10.50 and $11.50 per share. See "Underwriting" for the factors to be considered in determining the public offering price. The Common Stock is currently quoted on the OTC Bulletin Board, and the Company has filed an application for its Common Stock to be approved for listing on the American Stock Exchange under the symbol "CYL," subject to notice of issuance.

     SEE "RISK FACTORS" BEGINNING ON PAGE 6 FOR A DISCUSSION OF CERTAIN FACTORS THAT SHOULD BE CONSIDERED BY PROSPECTIVE PURCHASERS OF THE COMMON STOCK OFFERED HEREBY.

THE SECURITIES OFFERED HEREBY ARE NOT SAVINGS OR DEPOSIT ACCOUNTS OR OTHER
   OBLIGATIONS OF A BANK OR SAVINGS ASSOCIATION AND ARE NOT INSURED BY THE SAVINGS ASSOCIATION INSURANCE FUND OR THE BANK INSURANCE FUND OF THE
     FEDERAL DEPOSIT INSURANCE CORPORATION OR ANY OTHER GOVERNMENTAL
       AGENCY. THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY
        THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES
          COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION
            OR ANY STATE SECURITIES COMMISSION PASSED UPON THE
              ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY
                REPRESENTATION TO THE CONTRARY IS A CRIMINAL
                                            OFFENSE.

[CAPTION]

                                                                PRICE TO                UNDERWRITING              PROCEEDS TO
                                                                 PUBLIC               DISCOUNT (1)(2)             COMPANY (3)
Per Share...........................................               $                         $                         $
Total (4)...........................................               $                         $                         $

(1) The Company has agreed to indemnify the Underwriters against certain civil liabilities, including liabilities under the Securities Act of 1933. See "Underwriting."

(2) The Underwriting Discount has been calculated on the basis of an underwriting discount of 7.0% with respect to an aggregate of 1,100,000 shares of Common Stock (or $12.1 million based on the midpoint of the filing range) to be sold by the Company to the public, and no underwriting discount with respect to an aggregate of 365,000 shares of Common Stock (or approximately $4.0 million based on the midpoint of the filing range) to be sold by the Company to certain purchasers disclosed to the Underwriters. The Underwriters shall also be paid a financial advisory fee of $112,000. See "Underwriting."

(3) Before deducting expenses of the Offering payable by the Company, estimated to be approximately $400,000.

(4) The Company has granted the Underwriters an over-allotment option to purchase up to 219,750 additional shares of Common Stock on the same terms and conditions as set forth above. If all such shares are purchased by the
    Underwriters, the total Price to Public will be $            , the total
    Underwriting Discount will be $            , and the total Proceeds to the
    Company will be $            . See "Underwriting."

     The shares of Common Stock are offered subject to receipt and acceptance by the several Underwriters, to prior sale, and to the Underwriters' right to reject orders in whole or in part and to withdraw, cancel, or modify the offer without notice. It is expected that certificates for the shares will be available for delivery on or about
             , 1997.

J.C. Bradford &Co.                                   Edgar M. Norris & Co., Inc.

                                           , 1997

South Carolina

    Map of counties of South Carolina appears here showing existing bank locations as well as new bank locations.

                             AVAILABLE INFORMATION
     The Company has filed with the Securities and Exchange Commission (the "Commission") a Registration Statement on Form S-2 under the Securities Act of 1933 (the "Securities Act"), with respect to the shares of Common Stock offered hereby. This Prospectus omits certain information contained in the Registration Statement, and reference is hereby made to the Registration Statement and the exhibits thereto for further information about the Company and the securities offered hereby. Statements contained herein regarding the provisions of documents filed as exhibits to the Registration Statement are not necessarily complete, and each such statement is qualified in its entirety by reference to the copy of the applicable document filed with the Commission. The Registration Statement, and the exhibits thereto, may be obtained from the Public Reference Section of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549, at prescribed rates.
     The Company is subject to the informational requirements of the Securities Exchange Act of 1934 (the "Exchange Act"), and in accordance therewith files reports, proxy statements and other information with the Commission. Such reports, proxy statements and other information can be inspected and copied at prescribed rates at the public reference facilities maintained by the Commission at Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549 and at the Commission's regional offices at Northwestern Atrium Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661 and at 7 World Trade Center, New York, New York 10048. Copies of such material can be obtained by mail from the Public Reference Section of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549, at prescribed rates.

                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE
     The following documents, filed with the Commission by the Company under the Exchange Act, are incorporated by reference into this Prospectus:
     (a) The Company's Annual Report on Form 10-K for the fiscal year ended December 31, 1995, as amended; and
     (b) The Company's Quarterly Reports on Form 10-Q for the quarters ended March 31, 1996, June 30, 1996 and September 30, 1996.
     All other reports and documents filed pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of this Prospectus and prior to the termination of this Offering shall be deemed to be incorporated by reference in this Prospectus and shall be deemed a part hereof from the date of filing of such reports and documents. Any statement contained herein or in a document incorporated or deemed to be incorporated herein by reference shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein or in any subsequently filed document that also is, or is deemed to be, incorporated by reference herein modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.
     COPIES OF THE ABOVE DOCUMENTS (OTHER THAN EXHIBITS TO SUCH DOCUMENTS, UNLESS SUCH EXHIBITS ARE SPECIFICALLY INCORPORATED BY REFERENCE INTO SUCH DOCUMENTS) ARE AVAILABLE UPON WRITTEN OR ORAL REQUEST, WITHOUT CHARGE, FROM THE COMPANY, 109 MONTAGUE STREET, GREENWOOD, SOUTH CAROLINA 29646, TELEPHONE: (864) 941-8206, ATTENTION: JAMES H. STARK.
     IN CONNECTION WITH THE OFFERING, THE UNDERWRITERS MAY OVER-ALLOT OR EFFECT TRANSACTIONS WHICH STABILIZE OR MAINTAIN THE MARKET PRICE OF THE COMMON STOCK AT A LEVEL ABOVE THAT WHICH MIGHT OTHERWISE PREVAIL IN THE OPEN MARKET. SUCH TRANSACTIONS MAY BE EFFECTED ON THE AMERICAN STOCK EXCHANGE OR OTHERWISE. SUCH STABILIZING, IF COMMENCED, MAY BE DISCONTINUED AT ANY TIME.

                               PROSPECTUS SUMMARY

     THE FOLLOWING SUMMARY IS QUALIFIED IN ITS ENTIRETY BY THE MORE DETAILED INFORMATION AND THE COMPANY'S CONSOLIDATED FINANCIAL STATEMENTS AND NOTES THERETO APPEARING ELSEWHERE IN THIS PROSPECTUS. UNLESS THE CONTEXT INDICATES OTHERWISE, THE INFORMATION IN THIS PROSPECTUS ASSUMES NO EXERCISE OF THE UNDERWRITERS' OVER-ALLOTMENT OPTION. PROSPECTIVE INVESTORS SHOULD CONSIDER CAREFULLY THE INFORMATION SET FORTH UNDER THE HEADING "RISK FACTORS."

     THIS PROSPECTUS CONTAINS FORWARD-LOOKING STATEMENTS THAT INVOLVE RISKS AND UNCERTAINTIES. THE COMPANY'S ACTUAL RESULTS MAY DIFFER MATERIALLY FROM THE RESULTS DISCUSSED IN THE FORWARD-LOOKING STATEMENTS. FACTORS THAT MIGHT CAUSE SUCH A DIFFERENCE INCLUDE, BUT ARE NOT LIMITED TO, THOSE DISCUSSED IN "RISK FACTORS."

                                  THE COMPANY

     Community Capital Corporation is a bank holding company headquartered in Greenwood, South Carolina which currently operates through two community banks and is in the process of acquiring three de novo community banks (collectively, the "Banks") in non-metropolitan markets in the State of South Carolina. The Company pursues a community banking business which is characterized by personalized service and local decision-making and emphasizes the banking needs of individuals and small to medium-sized businesses.

     The Company was formed in 1988 to serve as a holding company for Greenwood National Bank, now Greenwood Bank & Trust (the "Greenwood Bank"), principally in response to perceived opportunities resulting from the takeovers of several South Carolina-based banks by large southeastern regional bank holding companies. In many cases, when these consolidations occur, local boards of directors are dissolved and local management is relocated or terminated. The Company believes this situation creates favorable opportunities for new community banks with local management and local directors. Management believes that such banks can be successful in attracting individuals and small to medium-sized businesses as customers who wish to conduct business with a locally owned and managed institution that demonstrates an active interest in their business and personal financial affairs.

     In 1994, the Company made the strategic decision to expand beyond the Greenwood County area by creating an organization of independently managed community banks that serve their respective local markets but which share a common vision and benefit from the strength, resources, and economies of a larger institution. In June 1995, the Company opened Clemson Bank & Trust (the "Clemson Bank" and, together with the Greenwood Bank, the "Existing Banks") in Clemson, South Carolina. The Company is in the process of acquiring three additional de novo banks which are being formed in Belton, Newberry, and Barnwell, South Carolina (the "New Banks"). The Company intends to open The Bank of Belton (In Organization) (the "Belton Bank") and The Bank of Newberry County (In Organization) (the "Newberry Bank") in traditional de novo fashion by capitalizing the banks and seeking local deposits to fund loan growth. In contrast, immediately after opening, The Bank of Barnwell County (In Organization) (the "Barnwell Bank") will acquire certain deposits and assets associated with five branches located in Aiken, Barnwell, and Orangeburg Counties, South Carolina from Carolina First Bank (the "Carolina First Branches"). As of September 30, 1996, the Carolina First Branches had approximately $53.1 million in deposits and $17.4 million in loans. See "Acquisition of the Carolina First Branches." The Company anticipates that the Barnwell Bank and the Belton Bank will open during the first quarter of 1997 and that the Newberry Bank will open during the second quarter of 1997.

     As a one-bank holding company for the Greenwood Bank, the Company grew from approximately $39.3 million in assets, $28.4 million in loans, $34.2 million in deposits, and $4.6 million in shareholders' equity at December 31, 1991, to approximately $65.1 million in assets, $50.6 million in loans, $49.1 million in deposits, and $6.1 million in shareholders' equity at December 31, 1994. The opening of the Clemson Bank in June 1995 resulted in a year-over-year decrease of the Company's earnings per share for the year ended December 31, 1995, due to substantial start-up expenditures, as well as the time and expense required to attract customers, deposits, and earning assets. The Clemson Bank achieved profitability in September 1996, and at September 30, 1996, the Company had approximately $111.6 million in assets, $76.0 million in loans, $85.3 million in deposits, and $13.3 million in shareholders' equity. Based upon levels at September 30, 1996, and giving effect to this Offering and the acquisition of certain deposits and assets associated with the Carolina First Branches, the Company would have approximately $179.9 million in assets, $93.4 million in loans, $138.3 million in deposits, and $28.0 million in shareholders' equity. See "Acquisition of Carolina First Branches -- Unaudited Pro Forma Financial Information."

     The Company's strategy is to operate the Banks on a decentralized basis, emphasizing each Bank's local board of directors and local management's knowledge and authority to make credit decisions. The Company believes this operating strategy has enabled the Existing Banks, and will enable the New Banks, to generate high yielding loans and attract and retain core deposits which will provide substantially all of the Banks' funding requirements. The Company supplements its decentralized operating strategy with centralized policy oversight, credit review, back-office support, and strategic planning. Following the Offering, the Company intends to focus on the development of the New Banks and the continued growth of the Existing Banks. While the Company does not intend actively to search for opportunities to expand into additional markets, the Company may consider opportunities that arise from time to time, most likely through acquisitions of existing institutions or branches rather than through the formation of additional de novo banks. The Company has no specific acquisition plans at the current time other than the New Banks and the Carolina First Branches.

                                  THE OFFERING

Common Stock offered........................................  1,465,000 shares (1)

Common Stock outstanding prior to the Offering..............  1,219,109 shares (2)

Common Stock to be outstanding after the Offering...........  2,684,109 shares (2)

Use of proceeds.............................................  To capitalize and fund certain costs incurred in the organization of the New Banks, to finance the acquisition of the Carolina First Branches, and for other general corporate purposes. See "Use of Proceeds."

American Stock Exchange symbol..............................  CYL

(1) Excludes up to 219,750 shares of Common Stock which may be sold by the Company upon exercise of the over-allotment option granted to the Underwriters. See "Underwriting."
(2) Excludes 455,114 shares of Common Stock issuable upon exercise of stock options outstanding as of the date of the Prospectus, at exercise prices ranging from $7.10 to $12.38 per share.

                                  RISK FACTORS

     An investment in the securities offered hereby involves substantial risks including, among others, the risks associated with the lack of any operating history of each New Bank, the risks associated with the acquisition of the Carolina First Branches, the credit risk associated with the Company's loan portfolio, and the adequacy of the allowance for loan losses.

                      SUMMARY CONSOLIDATED FINANCIAL DATA

                                                                                                                      NINE
                                                                                                                     MONTHS
                                                                                                                      ENDED
                                                                                                                     SEPTEMBER
                                                                            YEAR ENDED DECEMBER 31,                  30,
                                                               1991       1992       1993       1994       1995       1995
                                                                      (DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)
INCOME STATEMENT DATA:
  Net interest income......................................   $ 1,229    $ 1,673    $ 2,194    $ 2,647    $ 3,199    $ 2,287
  Provision for loan losses................................       173        227         80         14        112         56
  Noninterest income.......................................       447        631        776        514        777        694
  Noninterest expense......................................     1,462      1,787      2,121      2,261      3,069      2,363
  Net income...............................................        41        289        560        585        534        355
BALANCE SHEET DATA:
  Assets...................................................   $39,302    $49,281    $58,970    $65,071    $96,100    $89,269
  Earning assets...........................................    35,336     44,636     53,891     58,182     87,980     81,426
  Securities (1)...........................................     5,174      7,466      7,949      7,617     22,446     21,220
  Loans (2)................................................    28,412     34,493     44,634     50,565     63,204     57,686
  Allowance for loan losses................................       331        500        567        581        671        616
  Deposits.................................................    34,245     40,970     45,992     49,146     73,138     67,253
  Federal Home Loan Bank advances..........................        --      2,627      6,756      5,925      6,244      6,478
  Shareholders' equity.....................................     4,554      4,844      5,420      6,079     12,932     12,607
WEIGHTED AVERAGE SHARES OUTSTANDING: (3)...................   745,272    745,272    745,645    804,822    1,070,135  989,149
PER SHARE DATA: (3)
  Net income (3)...........................................   $  0.05    $  0.39    $  0.75    $  0.80    $  0.55    $  0.38
  Book value (period end) (4)..............................      7.42       7.89       8.80       9.62      10.68      10.43
  Tangible book value (period end) (4).....................      7.17       7.73       8.71       9.58      10.64      10.38
PERFORMANCE RATIOS:
  Return on average assets (5).............................      0.11%      0.66%      1.03%      0.97%      0.68%      0.64%
  Return on average equity (5).............................      0.90       6.15      10.94      10.17       5.69       5.72
  Net interest margin (6)..................................      3.67       4.17       4.39       4.78       4.49       4.55
  Efficiency (7)...........................................     93.48      78.31      71.95      69.81      76.78      78.71
ASSET QUALITY RATIOS:
  Allowance for loan losses to period end loans (2)........      1.17%      1.45%      1.27%      1.15%      1.06%      1.07%
  Net charge-offs to average loans.........................      0.30       0.18       0.03         --       0.03       0.04
  Nonperforming assets to period end loans and foreclosed
    property (2)(8)........................................      0.83       0.52       0.40       0.04       0.02       0.02
CAPITAL AND LIQUIDITY RATIOS:
  Average equity to average assets.........................     12.26%     10.69%      9.39%      9.46%     11.99%     11.24%
  Leverage.................................................     11.20       9.62       9.10       9.42      13.21      14.70
  Risk-based capital
    Tier 1.................................................     12.33      12.17      10.89      11.04      18.46      20.04
    Total..................................................     13.26      13.46      12.04      12.09      19.41      21.02
  Average loans to average deposits........................     81.32      88.21      90.52      98.21      93.03      94.54


                                                               1996

INCOME STATEMENT DATA:
  Net interest income......................................  $  3,021
  Provision for loan losses................................       123
  Noninterest income.......................................       963
  Noninterest expense......................................     2,959
  Net income...............................................       582
BALANCE SHEET DATA:
  Assets...................................................  $111,583
  Earning assets...........................................   101,355
  Securities (1)...........................................    23,374
  Loans (2)................................................    76,023
  Allowance for loan losses................................       780
  Deposits.................................................    85,278
  Federal Home Loan Bank advances..........................     5,124
  Shareholders' equity.....................................    13,257
WEIGHTED AVERAGE SHARES OUTSTANDING: (3)...................  1,341,708
PER SHARE DATA: (3)
  Net income (3)...........................................  $   0.44
  Book value (period end) (4)..............................     10.87
  Tangible book value (period end) (4).....................     10.84
PERFORMANCE RATIOS:
  Return on average assets (5).............................      0.75%
  Return on average equity (5).............................      5.98
  Net interest margin (6)..................................      4.30
  Efficiency (7)...........................................     74.59
ASSET QUALITY RATIOS:
  Allowance for loan losses to period end loans (2)........      1.03%
  Net charge-offs to average loans.........................      0.02
  Nonperforming assets to period end loans and foreclosed
    property (2)(8)........................................      0.17
CAPITAL AND LIQUIDITY RATIOS:
  Average equity to average assets.........................     12.61%
  Leverage.................................................     12.39
  Risk-based capital
    Tier 1.................................................     16.04
    Total..................................................     16.97
  Average loans to average deposits........................     86.87

(1) Securities held to maturity are stated at amortized cost and securities available for sale are stated at fair value.

(2) Loans are stated net of unearned income, before allowance for loan losses.

(3) All share and per share data have been adjusted to reflect the 5% Common Stock dividends in September 1993, April 1994, June 1995, and April 1996. Net income per share is computed using the weighted average number of outstanding shares of common stock and dilutive common stock equivalents from stock options (using the treasury stock method).

(4) Excludes the effect of any outstanding stock options.

(5) Annualized for the nine-month periods ended September 30, 1995 and 1996.

(6) Net interest income divided by average earning assets.

(7) Noninterest expense divided by the sum of net interest income and noninterest income, net of gains and losses on sales of assets.

(8) Nonperforming loans and nonperforming assets do not include loans past due 90 days or more that are still accruing interest.

                                  RISK FACTORS

     THE SECURITIES OFFERED HEREBY INVOLVE A HIGH DEGREE OF RISK. IN ADDITION TO THE OTHER INFORMATION CONTAINED IN THE PROSPECTUS, THE FOLLOWING FACTORS SHOULD BE CONSIDERED CAREFULLY IN EVALUATING AN INVESTMENT IN THE SHARES OF COMMON STOCK OFFERED HEREBY.

     NO OPERATING HISTORY FOR THE NEW BANKS. Each of the New Banks is currently in the organizational stage and has no operating history. Although the Greenwood Bank has been operating since 1989 and the Clemson Bank has been operating since 1995, because of the impact of the formation of the New Banks and the acquisition of the Carolina First Branches, the Company's historical results of operations are not necessarily indicative of the Company's future operations. As a bank holding company, the Company's continued profitability will depend entirely upon the operations of the Banks. The operations of the New Banks will be subject to the risks inherent in the establishment of a new business and, specifically, of a new bank. The likelihood of the success of each of the New Banks must be considered in light of the problems, expenses, complications, and delays frequently encountered in connection with the development of a new bank and the competitive environment in which each New Bank will operate. Typically, new banks incur substantial initial expenses and are not profitable for several years after commencing business. The start-up expenditures and initial losses of the Clemson Bank caused a year-over-year decrease in the Company's earnings per share for the year ended December 31, 1995, and the Company anticipates that the start-up expenditures and initial losses associated with the development of the New Banks and the acquisition of the Carolina First Branches will have a similar negative effect on earnings per share for the year ending December 31, 1997. To commence business, each of the New Banks must also attract and retain additional officers and employees. There can be no assurance that any of the New Banks will ever operate profitably or that the impact of their respective operations will not have a material adverse impact on the results of operations and financial condition of the Company. The Company believes that the successful development and initial operation of each New Bank will also be largely dependent upon the efforts of its organizers. None of the organizers is obligated to serve as a director of, or to otherwise remain associated with, his or her Bank. The failure of organizers to continue to participate in the management of his or her respective New Bank could have a material adverse effect on the operations of such New Bank and the Company.

     GENERAL RISKS OF THE ACQUISITION OF THE CAROLINA FIRST BRANCHES. The Company has not historically made acquisitions on the same scale as the acquisition of the Carolina First Branches, and the performance of the Company will depend on the success of this acquisition. The success of this acquisition will, in turn, depend on a number of factors, including, without limitation: the Barnwell Bank's ability to manage the commencement of operations with a substantial amount of deposits and accountholders; its ability to limit the outflow of deposits held by its new customers in the Carolina First Branches beyond the amount anticipated by the Company; its success in deploying the cash received in the acquisition into assets bearing sufficiently high yields without incurring unacceptable credit or interest rate risk; its ability to control the incremental noninterest expense from the Carolina First Branches; its ability to retain and attract the appropriate personnel to staff the Carolina First Branches; and its ability to earn acceptable levels of noninterest income from the Carolina First Branches. No assurance can be given that the Barnwell Bank will be able to integrate the Carolina First Branches successfully, that the operation of the Carolina First Branches will not adversely affect the Company's existing profitability, or that the Company or the Barnwell Bank will be able to manage the growth resulting from the acquisition effectively. See "Acquisition of Carolina First Branches" and "Management's Discussion and Analysis of Financial Condition and Results of Operations."

     INVESTMENT OF ACQUIRED FUNDS AND IMPACT ON NET INTEREST MARGIN. The Barnwell Bank has agreed to assume certain deposit liabilities of the Carolina First Branches (the "Carolina First Deposits") and purchase certain loans (the "Carolina First Loans") and other certain assets associated with the Carolina First Branches. The Barnwell Bank will acquire substantially more interest-bearing liabilities than interest-earning assets and will receive approximately $26.5 million in cash assuming the acquisition of approximately $48.0 million in deposits. Through the Barnwell Bank, the Company intends to deploy this cash in investment securities, loans in the market areas of the Carolina First Branches, and loan participations purchased from other financial institutions, principally from the Company's other Banks. See "Acquisition of the Carolina First Branches." Prior to investing in loans, the Barnwell Bank will invest these funds in United States government and United States agency securities. The Company expects that these investment securities will earn interest at rates lower than the interest rates that would be earned on loans, and the Company's net interest margin will therefore decrease in the short- to medium-term. There can be no assurance that the Barnwell Bank will be able to invest the funds in loans at market rates or to earn a favorable net interest margin through investing the funds in investment securities until loans can be made or loan participations can be purchased. Management currently intends to designate all of these securities as available-for-sale investments. As with any fixed-rate investment, market value appreciation or depreciation of investment securities will occur depending upon the movement of interest rates. Given fluctuations in market conditions, there can be no assurance that management's current strategy for allocating the funds to loans and investment securities will be the investment allocation ultimately pursued by the Company. See "Acquisition of the Carolina First Branches."

     CREDIT RISK; ADEQUACY OF ALLOWANCE FOR LOAN LOSSES. There are certain risks inherent in making all loans, including risks with respect to the period of time over which loans may be repaid, risks resulting from changes in economic and industry conditions, risks inherent in dealing with individual borrowers, and, in the case of a collateralized loan, risks resulting from uncertainties about the future value of the collateral. Each Bank maintains an allowance for loan losses based on, among other things, historical experience, an evaluation of economic conditions, and regular reviews of delinquencies and loan portfolio quality. Management's judgment as to the adequacy of the allowance is based upon a number of assumptions about future events which it believes to be reasonable but which may or may not be valid. Thus, there can be no assurance that charge-offs in future periods will not exceed the allowance for loan losses or that additional increases in the allowance for loan losses will not be required. Additions to the allowance for loan losses would result in a decrease of the Company's net income and, possibly, its capital. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Provision and Allowance for Loan Losses."

     NO ASSURANCE OF REGULATORY APPROVALS FOR THE NEW BANKS. The Company must secure the approval of the Board of Governors of the Federal Reserve System (the "Federal Reserve Board") and of the South Carolina State Board of Financial Institutions (the "State Board") to acquire the common stock of each New Bank. Each New Bank must also obtain approval of its charter application from the State Board and approval of its application for deposit insurance from the Federal Deposit Insurance Corporation (the "FDIC"). The Company anticipates that all final regulatory approvals for the Belton Bank and the Barnwell Bank will be received before the end of the first quarter of 1997, and the regulatory approvals for the Newberry Bank will be received before the end of the second quarter of 1997, although no assurances can be given as to when or whether any or all of such approvals will be obtained. Any significant delay in the commencement of operations by any New Bank will increase such Bank's pre-operating expenses and may reduce such Bank's and the Company's capital and income.

     The State Board has informed the Company that final approval of the applications for the Belton Bank, the Newberry Bank, and the Barnwell Bank will be conditioned upon a minimum capitalization of each Bank of $3.5 million, $3.3 million, and $7.0 million, respectively. The State Board has the authority to raise these minimum capitalization amounts and can also condition its approval on an increase in the capitalization of the Existing Banks, and there can be no assurance that the State Board will not do so. In such event, the Company would likely fund the increased capitalization through the use of net proceeds from the Offering, from dividends from the Existing Banks (to the extent available), or through loans from third-party financial institutions (subject to obtaining regulatory approval). There can be no assurance, however, that the Company would be able to obtain third-party financing on acceptable terms or in amounts sufficient to fund any increase in mandated capitalization minimums. The use by the Company of borrowed funds for capitalization of the Banks will be less favorable to the Company's financial condition than the use of Offering proceeds for this purpose. See "Business" and "Government Supervision and Regulation."

     DEPENDENCE ON SENIOR MANAGEMENT. The Company's growth and development to date have been largely the result of contributions of certain of the senior executive officers of the Company and its subsidiaries, including William G. Stevens, the Company's President and Chief Executive Officer, and James H. Stark, the Company's Chief Financial Officer. The loss of the services of one or more of such individuals could have a material adverse effect on the Company's business and development. No assurance can be given that replacements for any of these officers could be employed if these officers' services were no longer available. The Company maintains key employee insurance on the life of Mr. Stevens. See "Management."

     COMPETITION. The Existing Banks currently encounter, and the New Banks will encounter, strong competition from the financial institutions in their respective primary market areas. In addition, established financial institutions not already operating in any of the Banks' primary market areas may, under South Carolina law, open branches in such areas at future dates. In the conduct of certain aspects of their respective banking businesses, the Banks also compete with savings institutions, credit unions, mortgage banking companies, consumer finance companies, insurance companies, and other institutions, some of which are not subject to the same degree of regulation and restriction imposed upon the Banks. Many of these competitors have substantially greater resources and lending limits than the Banks and offer certain services that one or more of the Banks do not currently provide. In addition, many of these competitors have numerous branch offices located throughout their extended market areas which provide them with a competitive advantage which the Banks do not currently have. Furthermore, as a consequence of legislation enacted by the United States Congress, out-of-state banks will be allowed to commence operations and compete in the Banks' primary market areas. No assurance can be given that such competition will not have an adverse impact on the financial condition and results of operations of the Banks or that the Banks will ultimately be able to successfully compete with other financial institutions in their respective markets. See "Business -- Competition" and "Government Supervision and Regulation -- Interstate Banking."

     POTENTIAL IMPACT OF CHANGES IN INTEREST RATES. The Company's profitability is dependent to a large extent on the net interest income of the Banks, which is the difference between the respective Bank's interest income on interest-earning assets and the Bank's interest expense on interest-bearing liabilities. The Company, like most financial institution holding companies, will continue to be affected by changes in general interest rate levels and other economic factors beyond the Company's control. As of September 30, 1996, the Company had a cumulative one-year negative gap position of 23.42% of total interest-bearing assets, although immediately upon consummation of the assumption of the Carolina First Deposits and the purchase of the Carolina First Loans and other assets, the Company anticipates that it will have a one-year positive gap position. A positive gap position would mean that the yield of the Company's interest-earning assets will likely adjust to changes in market interest rates at a faster rate than the cost of the Company's interest-bearing liabilities. Consequently, the Company's net interest income could be adversely affected during periods of rapidly decreasing interest rates. Although the Company has structured its asset and liability management strategies to mitigate the impact of changes in interest rates, there can be no assurance about how successful it will be in doing so. See "Acquisition of Carolina First Branches" and "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Net Interest Income."

     LACK OF ESTABLISHED TRADING MARKET AND POSSIBLE VOLATILITY OF STOCK PRICE. Prior to this Offering, there has been no established or other active or liquid market for the Common Stock. There can be no assurance as to the liquidity of any markets that may develop for the Common Stock, the ability of holders of Common Stock to sell their securities, or the price at which holders would be able to sell their securities. The initial public offering price of the Common Stock will be determined solely by negotiations among the Company and J.C. Bradford & Co. and Edgar M. Norris & Co., Inc. as representatives (the "Representatives") of the several underwriters named in this Prospectus (the "Underwriters") and may bear no relationship to the market price of the Common Stock after this Offering. See "Underwriting." The market price of the Common Stock could be subject to significant fluctuations in response to variations in quarterly and yearly operating results (which could be substantial in the near term as a result of the expenses associated with the opening of each New Bank and the losses expected from the Belton Bank and the Newberry Bank), general trends in the Company's industry, and other factors. Furthermore, it is likely that in some future quarter the Company's operating results will be below the expectations of public market analysts and investors. In such an event, the price of the Common Stock would likely be materially adversely affected. See "Management's Discussion and Analysis of Financial Condition and Results of Operations." In addition, the stock market in recent years has experienced extreme price and volume fluctuations that have often been unrelated or disproportionate to the operating performance of affected companies. These broad fluctuations may adversely affect the market price of the Common Stock. See "Market for Common Stock."

     DILUTION. Purchasers of Common Stock in the Offering will experience immediate dilution in the net tangible book value per share of the Common Stock from the public offering price. Moreover, in the near-term, the Company expects that the Offering, the acquisition of the New Banks, and the acquisition of certain deposits and assets associated with the Carolina First Branches will result in dilution of the Company's return on equity and earnings per share. See "Acquisition of the Carolina First Branches," "Dilution," and "Management's Discussion and Analysis of Financial Condition and Results of Operations."

     NO DIVIDENDS. The Company has never paid cash dividends on its Common Stock and in the near-term intends to retain any future earnings to finance its growth. As the Company's business operations will be conducted almost exclusively through the Banks, the Company's ability to pay dividends on the Common Stock in the future will be directly dependent on the dividends paid by the Banks to the Company. The ability of the Banks to pay dividends to the Company will be subject to the profitability of the Banks and to government regulations that limit the aggregate amount of cash dividends paid to shareholders based on then-current income levels. There can be no assurance that the Banks' future earnings will support dividend payments to the Company. Additionally, there is no restriction on the ability of the Company to issue shares of stock with preferential dividend rights in the future. See "Dividend Policy," "Government Supervision and Regulation -- Dividends," and "Description of Securities -- Undesignated Stock."

     LOCAL ECONOMIC CONDITIONS. The success of the Company is dependent to a certain extent upon the general economic conditions in the geographic markets served by the Banks. Although the Company expects that economic conditions will continue to be favorable in these markets, no assurance can be given that these economic conditions will continue. Adverse changes in economic conditions in the geographic markets that the Banks serve would likely impair the Banks' ability to collect loans and could otherwise have a negative effect on the financial condition of the Company. See "Business -- Market Areas."

     SHARES ELIGIBLE FOR FUTURE SALE. Future sales of substantial amounts of Common Stock could adversely affect the market price of the Common Stock. Upon consummation of the Offering, the Company will have 2,684,109 shares of Common Stock outstanding, and all of these shares (plus any shares issued upon the exercise of the Underwriters' over-allotment option) will be freely tradeable without restriction or registration under the Securities Act of 1933 ("Securities Act"), unless owned by an affiliate of the Company, subject to the lock-up agreements described below, acquired pursuant to the exercise of stock options. In addition, there are outstanding stock options that the Company has granted to certain directors, officers, and employees of the Company and the Banks for the purchase of an aggregate of 455,114 shares of Common Stock, of which options for 317,764 shares are currently exercisable. The Company's and each Bank's directors, executive officers, and organizers have agreed with the Underwriters not to sell any Common Stock, which includes 278,794 currently outstanding shares and 384,360 shares issuable upon exercise of options, for 180 days from the date of this Prospectus without the prior written consent of the Representatives. After completion of the Offering, the Company intends to file a Form S-8 Registration Statement with the Securities and Exchange Commission registering the issuance of the shares subject to stock options. See "Shares Eligible for Future Sale" and "Underwriting."

     ISSUANCE OF ADDITIONAL STOCK. Pursuant to its Articles of Incorporation, the Company has the authority to issue additional shares of Common Stock and has authorized 2,000,000 shares of a special class of stock which may be issued by the Board of Directors on such terms and with such rights, preferences, and designations as the Board of Directors may determine without any vote of the shareholders. Issuance of such special stock, depending upon the rights, preferences, and designations thereof, may have the effect of delaying, deterring, or preventing a change in control of the Company. Issuance of additional shares of Common Stock or special stock could also result in the dilution of the voting power of the Common Stock purchased in this Offering. See "Description of Securities -- Common Stock," " -- Undesignated Stock," and " -- Change of Control."

     ANTI-TAKEOVER PROVISIONS; INSIDER CONTROL OF THE COMPANY. Certain provisions of the Company's Articles of Incorporation could delay or frustrate the removal of incumbent directors and could make a merger, tender offer or proxy contest involving the Company more difficult, even if such events could be perceived as beneficial to the interests of the shareholders. The provisions include staggered terms for the Board of Directors and requirements of super-majority votes to approve certain business transactions. In addition, certain provisions of state and federal law may also have the effect of discouraging or prohibiting a future takeover attempt in which shareholders of the Company might otherwise receive a substantial premium for their shares over then-current market prices. Furthermore, as part of its approval of each New Bank's application for a state bank charter, the State Board has required that each New Bank will not enter into any agreement to merge, sell or consolidate within five years of the date it commences operations. To the extent that these provisions are effective in discouraging or preventing takeover attempts, they may tend to reduce the market price for the Common Stock offered hereby. Directors and executive officers of the Company and the Existing Banks currently own in the aggregate approximately 22.9% of the outstanding shares of Common Stock. In addition, based on the number of shares the Company anticipates will be purchased in the Offering by organizers of the New Banks, following completion of the Offering, directors, executive officers, and organizers of the Company and the Banks are expected to own in the aggregate at least 21.0% of the outstanding shares of Common Stock (19.4% if the Underwriters' over-allotment option is exercised in full). Because directors and executive officers of the Company and the Existing Banks are entitled to purchase shares in the Offering, these percentages may actually be higher than 21.0% and 19.4%. Therefore, to the extent they vote together, the directors and executive officers of the Company and the Banks will have the ability to exert significant influence over the election of the Company's Board of Directors and other corporate actions requiring shareholder approval. See "Management -- Ownership of the Common Stock" and "Description of Securities -- Change of Control."

     COMMON STOCK NOT INSURED. The shares of Common Stock offered hereby, and the shares of common stock of each New Bank that are expected to be purchased by the Company, are not deposits or other obligations of the Company and are not guaranteed by the Company, will not be insured by the FDIC, and may not be used as collateral to secure a loan from any of the Banks.

     GOVERNMENT REGULATION. The banking industry is heavily regulated. This regulation is intended primarily for the protection of depositors of the Banks, not shareholders, and could adversely affect the operations of the Banks, such as their ability to make loans and attract deposits. During 1989, 1991, and 1994 the United States Congress enacted three major pieces of banking legislation:
The Financial Institutions Reform, Recovery and Enforcement Act of 1989, the Federal Deposit Insurance Corporation Improvement Act of 1991, and the Riegle-Neal Interstate Banking and Branching Efficiency Act of 1994. These three Acts have significantly changed the commercial banking industry through, among other things, revising and limiting the types and amounts of investment authority, significantly increasing minimum regulatory capital requirements, broadening the scope and power of federal bank and thrift regulators over financial institutions and affiliated persons in order to protect the deposit insurance funds and depositors, and significantly enhancing the abilities of banks and bank holding companies to engage in interstate bank acquisition and branching activities. Additional legislation affecting financial institutions has been proposed and may be enacted, and regulations now affecting the Company and the Banks may be modified at any time. There can be no assurance that such new legislation or modifications would not adversely affect the business of the Company and the Banks. The Banks are also affected by the Federal Reserve's monetary policies, and there can be no assurance that actions by the Federal Reserve will not have an adverse effect on the deposit levels, loan demand, or the business and earnings of any of the Banks. See "Government Supervision and Regulation."

                                  THE COMPANY

     The Company is a bank holding company headquartered in Greenwood, South Carolina which currently operates through two community banks and is in the process of acquiring three de novo community banks in non-metropolitan markets in the State of South Carolina. The Company pursues a community banking business which is characterized by personalized service and local decision-making and emphasizes the banking needs of individuals and small to medium-sized businesses.

     The Company was formed in 1988 to serve as a holding company for the Greenwood Bank, principally in response to perceived opportunities resulting from the takeovers of several South Carolina-based banks by large southeastern regional bank holding companies. In many cases, when these consolidations occur, local boards of directors are dissolved and local management is relocated or terminated. The Company believes this situation creates favorable opportunities for new community banks with local management and local directors. Management believes that such banks can be successful in attracting individuals and small to medium-sized businesses as customers who wish to conduct business with a locally owned and managed institution that demonstrates an active interest in their business and personal financial affairs. The Company anticipates that the Barnwell Bank and the Belton Bank will open during the first quarter of 1997 and that the Newberry Bank will open during the second quarter of 1997.

     In 1994, the Company made the strategic decision to expand beyond the Greenwood County area by creating an organization of independently managed community banks that serve their respective local markets but which share a common vision and benefit from the strength, resources, and economies of a larger institution. In June 1995, the Company opened the Clemson Bank in Clemson, South Carolina. The Company is in the process of acquiring three additional de novo banks which are being formed in Belton, Newberry, and Barnwell, South Carolina. The Company intends to open the Belton Bank and the Newberry Bank in traditional de novo fashion by capitalizing the banks and seeking local deposits to fund loan growth. Immediately upon opening, however, the Barnwell Bank will acquire certain deposits and assets associated with the Carolina First Branches. As of September 30, 1996, the Carolina First Branches had approximately $53.1 million in deposits and $17.4 million in loans.

     The address of the Company's principal executive offices is 109 Montague Street, Greenwood, South Carolina 29646, and the Company's telephone number at such address is (864) 941-8200.

                   ACQUISITION OF THE CAROLINA FIRST BRANCHES

DESCRIPTION OF THE ACQUISITION

     The Company and Carolina First Bank ("Carolina First") have executed a letter of intent dated September 24, 1996 (the "Letter of Intent") which contemplates the negotiation and execution of a definitive Purchase and Assumption Agreement (the "Agreement") for the acquisition by the Barnwell Bank from Carolina First of certain assets and the assumption of certain liabilities (the "Acquisition") relating to the five Carolina First Branches, which are located in the communities of Barnwell, Blackville, Salley, Springfield, and Williston, South Carolina. The Company anticipates that the Acquisition will close during the first quarter of 1997. At the closing, and subject to the terms of the Agreement, the Barnwell Bank is expected to assume the Carolina First Deposits and pay Carolina First a premium of 5.25% on the assumed Carolina First Deposits. As of September 30, 1996, the Carolina First Deposits totaled $53.1 million, but the Company expects this amount to decrease by about 10% to approximately $48.0 million due to run-off of deposits occurring prior to the closing date. In addition, the Letter of Intent contemplates that the Barnwell Bank will acquire the Carolina First Loans, as well as the real property owned or leased by Carolina First for operation of the Carolina First Branches and related furniture, equipment, and other fixed operating assets (the "Carolina First Assets"). The Barnwell Bank also expects to retain all of the Carolina First employees currently associated with the Carolina First Branches. The Agreement is expected to provide the Company and the Barnwell Bank the right to reject any deposits or loans. In connection with the evaluation of the Acquisition, the Company is examining the Carolina First Loans using substantially the same underwriting criteria, analyses, and collateral evaluations that the Company has traditionally used in the ordinary course of its business.

     The Acquisition will be accounted for as a purchase, with the 5.25% premium (estimated to be approximately $2.5 million if $48 million of deposits are assumed) to be attributed to the value of the Carolina First Deposits and amortized over a fifteen-year period on a straight-line basis. The Barnwell Bank will acquire the Carolina First Loans at face value and the Carolina First Assets at Carolina First Bank's book value, which approximates fair value. The face value of the Carolina First Loans as of September 30, 1996, was approximately $17.4 million, and the total purchase price of the Carolina First Assets is approximately $1.9 million. Payment of the premium on the Carolina First Deposits, as well as the purchase price for the Carolina First Loans and Carolina First Assets, will be effectuated through an appropriate reduction of the cash received to fund deposits assumed by the Barnwell Bank. Accordingly, the Barnwell Bank expects to receive approximately $31.3 million in cash from Carolina First at the closing in connection with its assumption of Carolina First Deposits of $53.1 million (plus accrued interest payable of $484,000) as of September 30, 1996, after deduction of (a) the deposit premium of approximately $2.8 million, (b) the purchase price of the Carolina First Loans of approximately $17.6 million (including accrued interest on the loans), and
(c) the purchase price of the Carolina First Assets of approximately $1.9 million.

     The closing of the Acquisition is contingent upon the execution of a definitive Agreement, as well as receipt by the parties of all necessary regulatory approvals, including approval of the State Board. The Company expects the State Board to grant approval for the Acquisition on the condition that the Company contribute at least $7.0 million in capital to the Barnwell Bank. See "Use of Proceeds." However, there can be no assurance that the Company and the Barnwell Bank will obtain approval of the State Board.

EFFECT OF THE ACQUISITION

     Management believes that the Acquisition will benefit the Company because it will help the Company achieve its goal of forming a network of independently operated community banks that serve their respective local markets but which share a common vision and benefit from the strength, resources, and economies of a larger institution. The Carolina First Branches are located in non-metropolitan markets similar to the Company's existing markets. The Carolina First Branches are ranked either first or second in deposit market share as of June 30, 1996, in all five of the communities in which they are located, and the Carolina First Branch is the only commercial bank in three of the communities (Blackville, Salley, and Springfield). Based on the Barnwell Bank's local management and responsive approach to loan applications, personalized service, and knowledge of these markets, the Company believes that these markets offer significant future growth opportunities.

     The Company believes that the Carolina First Deposits are largely stable core deposit funds, similar to the Existing Banks' deposit bases. After providing for purchased loans, branch facilities and equipment, and the deposit premium, the Barnwell Bank will receive approximately $26.5 million in cash (assuming the acquisition of approximately $48.0 million in deposits), which will be temporarily placed in the Barnwell Bank's investment portfolio. As a result of the addition of the core deposits of the Carolina First Branches and the initial investment of proceeds from the Acquisition into short-term investments, the interest rate risk profile of the Company will change from being liability sensitive prior to the Acquisition to being asset sensitive following the Acquisition. Through the Barnwell Bank, the Company intends to deploy this cash in investment securities, loans in the market areas of the Carolina First Branches, and loan participations purchased from other financial institutions, principally from the Company's other Banks. Prior to investing in loans, the Bank will invest the acquired funds in United States government or United States agency securities. The Company expects that these investment securities will earn interest at rates lower than the interest rates that would be earned on loans, and the Company's net interest margin will therefore decrease in the short to medium-term. The Company believes that the net interest margin will increase over the long-term as the Barnwell Bank invests the acquired funds in loans at market rates. There can be no assurance, however, that the Barnwell Bank will be able to invest the acquired funds in loans at market rates or that the Barnwell Bank will be able to earn a favorable net interest margin through investing the acquired funds in investment securities until loans can be made or loan participations can be purchased. As with any fixed-rate investment, market value appreciation or depreciation of investment securities will occur depending upon the movement of interest rates. Given fluctuations in market conditions, there can be no assurance that management's current strategy for allocating the acquired funds to loans and investment securities will be the investment allocation ultimately pursued by the Company.

UNAUDITED PRO FORMA FINANCIAL INFORMATION

     The following unaudited pro forma balance sheet has been derived from the historical balance sheet of the Company, adjusted to give effect to the proposed acquisition of selected assets and the assumption of selected liabilities in connection with the acquisition of the Carolina First Branches by the Barnwell Bank, the issuance and sale of Common Stock through the Offering, and the purchase of all of each New Bank's common stock as though such transactions had occurred on September 30, 1996. The unaudited pro forma balance sheet is not necessarily indicative of the financial position that would have been achieved had the transactions reflected therein occurred on such date. The pro forma adjustments with respect to the acquisition of the Carolina First Branches reflect September 30, 1996, balances which are in accordance with the terms of the Letter of Intent and are subject to change prior to the closing date in accordance with the terms of the Agreement. The unaudited pro forma balance sheet also does not purport to project the financial position of the Company as of the period shown or for any future period.

                      PRO FORMA CONSOLIDATED BALANCE SHEET
                        PENDING ACQUISITION AND OFFERING
                                  (UNAUDITED)

                                                                                       PRO FORMA ADJUSTMENTS AS OF
                                                                                           SEPTEMBER 30, 1996
                                                                                  AS
                                                                               REPORTED    ACQUISITION (1)    OFFERING (2)
                                                                                         (DOLLARS IN THOUSANDS)
ASSETS:
  Cash and cash equivalents.................................................   $ 4,888         $31,250(3)       $ 13,206
  Securities available-for-sale.............................................    23,374              --                --
  Loans.....................................................................    76,023          17,390                --
    Less allowance for loan losses..........................................      (780 )            --                --
      Loans, net............................................................    75,243          17,390
  Premises, furniture & equipment, net......................................     3,829           1,869               950
  Accrued interest receivable...............................................       979             247                --
  Intangible assets, net....................................................        51           2,785(4)            600(5)
  Other assets..............................................................     3,219              --                --
        Total assets........................................................   $111,583        $53,541          $ 14,756
LIABILITIES AND SHAREHOLDERS' EQUITY:
  Deposits:
    Noninterest bearing.....................................................   $11,448         $ 4,273          $     --
    Interest bearing........................................................    73,830          48,784                --
      Total deposits........................................................    85,278          53,057
  Federal funds purchased and securities sold under agreements to
    repurchase..............................................................     5,468              --                --
  Advances from the Federal Home Loan Bank..................................     5,124              --                --
  Accrued interest payable..................................................       677             484                --
  Other liabilities.........................................................     1,779              --                --
        Total liabilities...................................................    98,326          53,541                --
  Shareholders' equity:
    Common stock............................................................     1,219              --             1,465
    Surplus.................................................................    12,004              --            13,291
    Unrealized gain (loss) on securities available-for-sale, net of deferred
      taxes.................................................................      (140 )            --                --
    Retained earnings.......................................................       174              --                --
        Total shareholders' equity..........................................    13,257              --            14,756
        Total liabilities and shareholders' equity..........................   $111,583        $53,541          $ 14,756

                                                                                PRO
                                                                               FORMA
ASSETS:
  Cash and cash equivalents.................................................  $ 49,344
  Securities available-for-sale.............................................    23,374
  Loans.....................................................................    93,413
    Less allowance for loan losses..........................................      (780)
      Loans, net............................................................    92,633
  Premises, furniture & equipment, net......................................     6,648
  Accrued interest receivable...............................................     1,226
  Intangible assets, net....................................................     3,436
  Other assets..............................................................     3,219
        Total assets........................................................  $179,880
LIABILITIES AND SHAREHOLDERS' EQUITY:
  Deposits:
    Noninterest bearing.....................................................  $ 15,721
    Interest bearing........................................................   122,614
      Total deposits........................................................   138,335
  Federal funds purchased and securities sold under agreements to
    repurchase..............................................................     5,468
  Advances from the Federal Home Loan Bank..................................     5,124
  Accrued interest payable..................................................     1,161
  Other liabilities.........................................................     1,779
        Total liabilities...................................................   151,867
  Shareholders' equity:
    Common stock............................................................     2,684
    Surplus.................................................................    25,295
    Unrealized gain (loss) on securities available-for-sale, net of deferred
      taxes.................................................................      (140)
    Retained earnings.......................................................       174
        Total shareholders' equity..........................................    28,013
        Total liabilities and shareholders' equity..........................  $179,880

The accompanying notes are an integral part of the pro forma consolidated balance sheet.

(1) Reflects pending acquisition of certain deposits and assets associated with the Carolina First Branches after giving effect to the consummation of the Acquisition and related purchase accounting adjustments by the Company as if they occurred on September 30, 1996. The book value of the assets acquired and the liabilities assumed approximates their respective fair values.

(2) Reflects the sale of 1,465,000 shares of Common Stock in the Offering at $11.00 per share, less estimated offering expenses, underwriting discounts, and advisory fees of approximately $1.4 million. The proceeds of the Offering will be used to acquire all of the issued common stock of the New Banks.

(3) Consideration received from Carolina First in connection with the Acquisition in accordance with the Agreement.

(4) Core deposit premium of $2.8 million to be amortized on a straight-line basis over 15 years.

(5) Organizational and pre-opening costs totaling $600,000 to be amortized on a straight-line basis over five years.

                                USE OF PROCEEDS

     The net proceeds to the Company from the sale of 1,465,000 shares of Common Stock in the Offering are estimated to be approximately $14.8 million ($17.0 million if the Underwriters' over-allotment option is exercised in full), assuming a public offering price of $11.00 per share and after deducting the underwriting discount and expenses payable by the Company. Of these net proceeds, the Company intends to use $7.0 million to capitalize the Barnwell Bank, $3.5 million to capitalize the Belton Bank, and $3.3 million to capitalize the Newberry Bank, in each case upon receipt of final regulatory approvals. As soon as reasonably possible after the formation and capitalization of the Barnwell Bank, the Barnwell Bank will purchase the Carolina First Branches, paying a premium on the deposits (estimated to be $48.0 million) of approximately $2.5 million from the $7.0 million capitalization received by the Barnwell Bank from the Company. See "Acquisition of Carolina First Branches."

     Any remaining balance of the net proceeds from the Offering will be available for general corporate purposes aimed primarily at the expansion of the Company's business. While the Company does not intend actively to search for opportunities to expand into additional markets, the Company may consider opportunities that arise from time to time, most likely through acquisitions of existing institutions or branches rather than through the formation of additional de novo banks. The Company has no specific acquisition plans at the current time other than the New Banks and the Carolina First Branches. See "Business -- Growth Strategy."

     The Company has entered into development agreements with the organizers of each of the New Banks which obligate the Company to pay or reimburse the organizers for the organizational and pre-opening expenses relating to each New Bank only upon the Company's acquisition of that Bank's stock. Consequently, of the capital received by each New Bank from the sale of all of its common stock to the Company, approximately $350,000 to $600,000 is expected to be used by each New Bank to repay all of the loans obtained by such New Bank's organizers from the Greenwood Bank in order to finance equipment and furnishings, land costs associated with the main office location, and organizational and pre-opening expenses of such New Bank. Of the $7.0 million total capitalization received by the Barnwell Bank, approximately $2.5 million will be used to fund the premium on deposits (estimated to be $48.0 million) in connection with the acquisition of the Carolina First Branches. The balance of each New Bank's proceeds from the sale of the common stock to the Company will be commingled with funds obtained by such New Bank from other sources, principally expected to be customer deposits, and will be employed in banking operations, including making loans to customers, making investments, and, until operations begin to generate income, payment of current operating expenses (including management salaries). The amount and manner in which these funds will be used will be subject to the discretion of the management of each New Bank based upon current market conditions and, therefore, cannot currently be definitively quantified.

                            MARKET FOR COMMON STOCK

     The Company has filed an application for its Common Stock to be approved for listing on the American Stock Exchange under the symbol "CYL," subject to official notice of issuance. Although the Common Stock has been quoted on the OTC Bulletin Board, trading and quotations of the Common Stock have been limited and sporadic. Management is not aware of the prices at which all shares of Common Stock have traded. As of September 30, 1996, there were 1,219,109 shares of Common Stock outstanding held by approximately 1,340 shareholders of record.

                                DIVIDEND POLICY

     The Company has not declared or distributed any cash dividends to its shareholders since its organization in 1988, and it is not likely that any cash dividends will be declared in the near term. The Board of Directors of the Company intends to follow a policy of retaining any earnings to provide funds to operate and expand the business of the Company and the Banks for the foreseeable future. The future dividend policy of the Company is subject to the discretion of the Board of Directors and will depend upon a number of factors, including future earnings, financial condition, cash requirements, and general business conditions. The Company's ability to distribute cash dividends will depend entirely upon the Banks' abilities to distribute dividends to the Company. As state banks, the Banks are subject to legal limitations on the amount of dividends each is permitted to pay. In particular, the Banks must receive the approval of the State Board prior to paying dividends to the Company. Furthermore, neither the Banks nor the Company may declare or pay a cash dividend on any of their capital stock if they are insolvent or if the payment of the dividend would render them insolvent or unable to pay their obligations as they become due in the ordinary course of business. See "Government Supervision and Regulation -- Dividends."

                                    DILUTION

     At September 30, 1996, the Company had a net tangible book value of approximately $13.3 million, or $10.84 per share. Net tangible book value per share represents the amount of the Company's shareholders' equity, less intangible assets, divided by the number of shares of Common Stock outstanding. Dilution per share to new investors represents the difference between the amount per share paid by purchasers of shares of Common Stock in the Offering made hereby and the pro forma net tangible book value per share of Common Stock immediately after completion of the Offering. After (i) giving effect to the sale by the Company of 1,465,000 shares of Common Stock offered hereby at an assumed public offering price of $11.00 per share, (ii) deducting estimated offering expenses, and (iii) giving effect to the application of the estimated net proceeds as set forth under "Use of Proceeds," the pro forma net tangible book value of the Company at September 30, 1996 would have been approximately $24.6 million, or $9.16 per share. This represents an immediate decrease in net tangible book value of $1.68 per share to existing shareholders and an immediate dilution of $1.84 per share to new investors. The following table illustrates this per share dilution:

Assumed public offering price per share....................................................................             $11.00
  Net tangible book value per share at September 30, 1996..................................................   $10.84
  Decrease per share attributable to new investors.........................................................    (0.42)
  Decrease per share attributable to acquisition of intangible assets......................................    (1.26)

Pro forma net tangible book value per share after the Offering.............................................               9.16

Dilution per share to new investors........................................................................             $ 1.84

     Assuming the Underwriters' over-allotment option is exercised in full, pro forma net tangible book value upon completion of the Offering would be $9.24 per share, the immediate decrease in pro forma net tangible book value of shares to existing shareholders would be $1.60 per share, and the immediate dilution to new investors would be $1.76 per share.

     The following table sets forth (a) the number of shares of Common Stock purchased from the Company prior to the Offering and the number of shares expected to be purchased in the Offering and (b) the total consideration and average price per share paid to the Company with respect to Common Stock held by the existing shareholders of the Company and to be paid by new investors in the Offering.

                                                                     SHARES PURCHASED       TOTAL CONSIDERATION      AVERAGE PRICE
                                                                   NUMBER(1)    PERCENT      AMOUNT       PERCENT    PER SHARE(1)
Existing shareholders...........................................   1,219,109      45.4%    $11,523,106      41.7%       $  9.45
New investors...................................................   1,465,000      54.6      16,115,000      58.3          11.00
  Total.........................................................   2,684,109     100.0%    $27,638,106     100.0%

(1) Adjusted for the 5% Common Stock dividends in September 1993, April 1994, June 1995, and April 1996.

     The foregoing tables assume no exercise of outstanding stock options. As of the date of this Prospectus, there are outstanding options to purchase an aggregate of 455,114 shares of Common Stock at exercise prices ranging from $7.10 to $12.38. To the extent outstanding options are exercised, or shares reserved for future issuance are issued, there will be further dilution to new investors.

                                 CAPITALIZATION

     The following table sets forth the consolidated capitalization of the Company at September 30, 1996, and as adjusted to reflect the sale of 1,465,000 shares of Common Stock pursuant to the Offering at an assumed public offering price of $11.00 per share and the application of the net proceeds therefrom as set forth under "Use of Proceeds."

                                                                                                           SEPTEMBER 30, 1996
                                                                                                         ACTUAL     AS ADJUSTED
                                                                                                             (IN THOUSANDS)
LONG-TERM DEBT:
  Federal Home Loan Bank advance (maturity exceeding one year)........................................   $   150      $   150

SHAREHOLDERS' EQUITY:
  Common stock, $1.00 par value; 10,000,000 shares authorized, 1,219,109 shares issued and
     outstanding -- actual; 2,684,109 shares issued and outstanding -- as adjusted (1)................     1,219        2,684
  Capital surplus.....................................................................................    12,004       25,295
  Retained earnings...................................................................................       174          174
  Unrealized gain (loss) on securities available for sale, net of taxes...............................      (140)        (140)

     Total shareholders' equity.......................................................................    13,257       28,013

       Total capitalization...........................................................................   $13,407      $28,163

(1) Excludes 455,114 shares of Common Stock issuable upon exercise of stock options outstanding as of the date of the Prospectus, at exercise prices ranging from $7.10 to $12.38 per share.

                      SELECTED CONSOLIDATED FINANCIAL DATA

     The following selected consolidated financial data for the five years ended December 31, 1995, and the nine months ended September 30, 1995 and 1996, are derived from the consolidated financial statements and other data of the Company. The condensed consolidated financial statements of the Company for the nine months ended September 30, 1995 and 1996, are unaudited, and the consolidated financial statements for the year ended December 31, 1991 through 1995, were audited by Tourville, Simpson & Henderson, independent auditors. The selected consolidated financial data should be read in conjunction with the consolidated financial statements of the Company, including the accompanying notes, included elsewhere herein.

                                                                                                                     NINE
                                                                                                                    MONTHS
                                                                                                                    ENDED
                                                                                                                   SEPTEMBER
                                                                      YEAR ENDED DECEMBER 31,                      30,
                                                       1991        1992        1993        1994         1995         1995
                                                                             (DOLLARS IN THOUSANDS)
INCOME STATEMENT DATA:
  Interest income.................................   $  3,159    $  3,315    $  3,794    $  4,430    $    6,147    $  4,338
  Interest expense................................      1,930       1,642       1,600       1,693         2,948       2,051
  Net interest income.............................      1,229       1,673       2,194       2,647         3,199       2,287
  Provision for loan losses.......................        173         227          80          14           112          56
  Net interest income after provision for loan
    losses........................................      1,056       1,446       2,114       2,633         3,087       2,231
  Net securities gains (losses)...................        112          21          22         (79)          (22)        (22)
  Noninterest income..............................        335         610         754         593           799         716
  Noninterest expense.............................      1,462       1,787       2,121       2,261         3,069       2,363
  Income before income taxes, extraordinary credit
    and accounting change.........................         41         290         769         886           795         562
  Applicable income taxes.........................          7         103         256         301           261         207
  Income before extraordinary credit and
    accounting change.............................         34         187         513         585           534         355
  Extraordinary credit............................          7         102          --          --            --          --
  Accounting change...............................         --          --          47          --            --          --
  Net income......................................   $     41    $    289    $    560    $    585    $      534    $    355
BALANCE SHEET DATA:
  Assets..........................................   $ 39,302    $ 49,281    $ 58,970    $ 65,071    $   96,100    $ 89,269
  Earning assets..................................     35,336      44,636      53,891      58,182        87,980      81,426
  Securities (1)..................................      5,174       7,466       7,949       7,617        22,446      21,220
  Loans (2).......................................     28,412      34,493      44,634      50,565        63,204      57,686
  Allowance for loan losses.......................        331         500         567         581           671         616
  Deposits........................................     34,245      40,970      45,992      49,146        73,138      67,253
  Federal Home Loan Bank advances.................         --       2,627       6,756       5,925         6,244       6,478
  Shareholders' equity............................      4,554       4,844       5,420       6,079        12,932      12,607
WEIGHTED AVERAGE SHARES OUTSTANDING (3)...........    745,272     745,272     745,645     804,822     1,070,135     989,149
PER SHARE DATA (3):
  Net income (3)..................................   $   0.05    $   0.39    $   0.75    $   0.80    $     0.55    $   0.38
  Book value (period end) (4).....................       7.42        7.89        8.80        9.62         10.68       10.43
  Tangible book value (period end) (4)............       7.17        7.73        8.71        9.58         10.64       10.38
PERFORMANCE RATIOS:
  Return on average assets (5)....................       0.11%       0.66%       1.03%       0.97%         0.68%       0.64%
  Return on average equity (5)....................       0.90        6.15       10.94       10.17          5.69        5.72
  Net interest margin (6).........................       3.67        4.17        4.39        4.78          4.49        4.55
  Efficiency (7)..................................      93.48       78.31       71.95       69.81         76.78       78.71
ASSET QUALITY RATIOS:
  Allowance for loan losses to period end loans
    (2)...........................................       1.17%       1.45%       1.27%       1.15%         1.06%       1.07%
  Net charge-offs to average loans................       0.30        0.18        0.03          --          0.03        0.04
  Nonperforming assets to period end loans and
    foreclosed property (2)(8)....................       0.83        0.52        0.40        0.04          0.02        0.02
CAPITAL AND LIQUIDITY RATIOS:
  Average equity to average assets................      12.26%      10.69%       9.39%       9.46%        11.99%      11.24%
  Leverage (4.00% required minimum)...............      11.20        9.62        9.10        9.42         13.21       14.70
  Risk-based capital
    Tier 1........................................      12.33       12.17       10.89       11.04         18.46       20.04
    Total.........................................      13.26       13.46       12.04       12.09         19.41       21.02
  Average loans to average deposits...............      81.32       88.21       90.52       98.21         93.03       94.54


                                                       1996

INCOME STATEMENT DATA:
  Interest income.................................  $    5,920
  Interest expense................................       2,899
  Net interest income.............................       3,021
  Provision for loan losses.......................         123
  Net interest income after provision for loan
    losses........................................       2,898
  Net securities gains (losses)...................          17
  Noninterest income..............................         946
  Noninterest expense.............................       2,959
  Income before income taxes, extraordinary credit
    and accounting change.........................         902
  Applicable income taxes.........................         320
  Income before extraordinary credit and
    accounting change.............................         582
  Extraordinary credit............................          --
  Accounting change...............................          --
  Net income......................................  $      582
BALANCE SHEET DATA:
  Assets..........................................  $  111,583
  Earning assets..................................     101,355
  Securities (1)..................................      23,374
  Loans (2).......................................      76,023
  Allowance for loan losses.......................         780
  Deposits........................................      85,278
  Federal Home Loan Bank advances.................       5,124
  Shareholders' equity............................      13,257
WEIGHTED AVERAGE SHARES OUTSTANDING (3)...........   1,341,708
PER SHARE DATA (3):
  Net income (3)..................................  $     0.44
  Book value (period end) (4).....................       10.87
  Tangible book value (period end) (4)............       10.84
PERFORMANCE RATIOS:
  Return on average assets (5)....................        0.75%
  Return on average equity (5)....................        5.98
  Net interest margin (6).........................        4.30
  Efficiency (7)..................................       74.59
ASSET QUALITY RATIOS:
  Allowance for loan losses to period end loans
    (2)...........................................        1.03%
  Net charge-offs to average loans................        0.02
  Nonperforming assets to period end loans and
    foreclosed property (2)(8)....................        0.17
CAPITAL AND LIQUIDITY RATIOS:
  Average equity to average assets................       12.61%
  Leverage (4.00% required minimum)...............       12.39
  Risk-based capital
    Tier 1........................................       16.04
    Total.........................................       16.97
  Average loans to average deposits...............       86.87

(1) Securities held to maturity are stated at amortized cost and securities available for sale are stated at fair value.

(2) Loans are stated net of unearned income, before allowance for loan losses.

(3) All share and per share data have been adjusted to reflect the 5% Common Stock dividends in September 1993, April 1994, June 1995, and April 1996. Net income per share is computed using the weighted average number of outstanding shares of Common Stock and dilutive common stock equivalents from stock options (using treasury stock method).

(4) Excludes the effect of any outstanding stock options.

(5) Annualized for the nine-month periods ended September 30, 1995 and 1996.

(6) Net interest income divided by average earning assets.

(7) Noninterest expense divided by the sum of net interest income and noninterest income, net of gains and losses on sales of assets.

(8) Nonperforming loans and nonperforming assets do not include loans past due 90 days or more that are still accruing interest.

                      MANAGEMENT'S DISCUSSION AND ANALYSIS
                OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

BASIS OF PRESENTATION

     The following discussion should be read in conjunction with the preceding "Selected Financial Data" and the Company's Financial Statements and the Notes thereto and the other financial data included elsewhere in this Prospectus. The financial information provided below has been rounded in order to simplify its presentation. However, the ratios and percentages provided below are calculated using the detailed financial information contained in the Financial Statements, the Notes thereto and the other financial data included elsewhere in this Prospectus.

GENERAL

     The Company is a bank holding company headquartered in Greenwood, South Carolina which currently operates through two community banks and is in the process of acquiring three de novo community banks in non-metropolitan markets in the State of South Carolina. The Company pursues a community banking business which is characterized by personalized service and local decision-making and emphasizes the banking needs of individuals and small to medium-sized businesses.

     The Company was formed in 1988 to serve as a holding company for the Greenwood Bank. In June 1995, the Company opened the Clemson Bank in Clemson, South Carolina. The Company is in the process of acquiring the New Banks and intends to open the Belton Bank and Newberry Bank in traditional de novo fashion by capitalizing the banks and seeking local deposits to fund loan growth. In contrast, immediately after it is capitalized, the Barnwell Bank will acquire certain deposits and assets associated with the Carolina First Branches. As of September 30, 1996, the Carolina First Branches had $53.1 million in deposits and $17.4 million in loans. See "Acquisition of Carolina First Branches."

     As a one-bank holding company for the Greenwood Bank, the Company grew from $39.3 million in assets, $28.4 million in loans, $34.2 million in deposits, and $4.6 million in shareholders' equity at December 31, 1991, to $65.1 million in assets, $50.6 million in loans, $49.1 million in deposits, and $6.1 million in shareholders' equity at December 31, 1994. The opening of the Clemson Bank in June 1995 resulted in a year-over-year decrease in the Company's earnings per share for the year ended December 31, 1995, due to substantial start-up expenditures, as well as the time and expense required to attract customers, deposits, and earning assets. The Clemson Bank achieved profitability in September 1996, and at September 30, 1996, the Company had $111.6 million in assets, $76.0 million in loans, $85.3 million in deposits, and $13.3 million in shareholders' equity. Based upon levels at September 30, 1996, and giving effect to this Offering and the acquisition of certain deposits and assets associated with the Carolina First Branches, the Company would have $179.9 million in assets, $93.4 million in loans, $138.3 million in deposits, and $28.0 million in shareholders' equity. See "Acquisition of the Carolina First
Branches -- Unaudited Pro Forma Financial Information."

     Management has emphasized maintaining strong asset quality through a credit underwriting and review system which includes both bank level and centralized controls. Over the five-year period ended December 31, 1995, the Company had an average net charge-off ratio of 0.09%. At September 30, 1996, nonperforming assets as a percentage of total loans was 0.29%.

     Management expects that net income for the year ended December 31, 1996 will be negatively affected by expenditures associated with the development and organization of the New Banks. Management also expects that net income for the year ending December 31, 1997 will be negatively affected by losses expected from the Belton Bank and Newberry Bank while these New Banks are achieving their critical mass and generating customers, deposits, and earning assets. Due to the acquisition of certain deposits and assets associated with the Carolina First Branches, management anticipates that the Barnwell Bank will be profitable for the year ending December 31, 1997; however, there can be no assurance that the Barnwell Bank will be profitable.

     In the near term, the Company expects that, as a result of the increased number of shares of Common Stock after the Offering, the expenses incurred in connection with the acquisition of the New Banks, and the losses expected from the Belton Bank and Newberry Bank, the Company will experience a dilution of its return on equity and earnings per share. In addition, tangible book will be negatively affected by the intangibles associated with the acquisition of the Carolina First Branches. The Company believes that the dilution of earnings per share, return on equity, and tangible book value per share will be outweighed by the long-term benefits and shareholder value the Company expects to derive from the purchase of the New Banks and the acquisition of the Carolina First Branches. However, there can be no assurance that the Company will be able to achieve these goals.

RESULTS OF OPERATIONS

  NINE MONTHS ENDED SEPTEMBER 30, 1996, COMPARED WITH NINE MONTHS ENDED SEPTEMBER 30, 1995

     Net interest income increased $734,001, or 32.1%, to $3.0 million in the nine months ended September 30, 1996 (the "1996 interim period") from $2.3 million in the nine months ended September 30, 1995 (the "1995 interim period"). The increase in net interest income was due primarily to an increase in average earning assets. Average earning assets increased $26.8 million, or 40.0%, primarily as a result of the opening of the Clemson Bank in June 1995 and the opening of a new Greenwood Bank branch in February 1995.

     The Company's net interest spread and net interest margin were 3.53% and 4.30%, respectively, in the 1996 interim period, as compared to 3.82% and 4.55% in the 1995 interim period. The decrease in the net interest spread and the net interest margin was primarily the result of the growth in the volume of investment securities, traditionally lower yielding assets than loans, as a percentage of average earning assets in order to improve liquidity and lower the loans-to-assets ratio.

     The provision for loan losses was $123,000 in the 1996 interim period, compared to $55,881 in the 1995 interim period. The increase in the provision was primarily the result of general growth in the Company's loan portfolio. The Company experienced net charge-offs of $14,526 in the 1996 interim period, resulting in a ratio of net charge-offs to average loans of 0.02%.

     Noninterest income increased $269,464, or 38.8%, to $963,472 in the 1996 interim period from $694,008 in the 1995 interim period, primarily attributable to increased service charges on deposit accounts, increased fees from mortgage loan originations, and the addition of the Clemson Bank. In the 1996 interim period, the Company's mortgage loan origination fees increased due to the decrease in mortgage lending rates. For the 1996 interim period, the Company originated $7.6 million of mortgage loans held for sale compared to $1.9 million for the 1995 interim period, resulting in a $95,486 increase in residential mortgage origination fees to $184,256 in the 1996 interim period from $88,770 in the 1995 interim period.

     Noninterest expense increased $596,194, or 25.2%, to $3.0 million in the 1996 interim period from $2.4 million in the 1995 interim period. The primary component of noninterest expense is salaries and benefits, which increased $326,820, or 29.3%, to $1.4 million in the 1996 interim period from $1.1 million in the 1995 interim period. The increase is primarily attributable to an increase in the employee base due to the opening of the Clemson Bank and the opening of the Greenwood Bank's trust and mutual funds departments. Net occupancy expense for the 1996 interim period was $525,474, an increase of $186,175 over the 1995 interim period. The increase is attributable to increased depreciation charges due to the purchase of a new operations center during the first quarter of 1996 and the upgrade and acquisition of computer equipment during 1995 and 1996. Management believes that these investments have positioned the Company for the acquisition of the New Banks. The Company's efficiency ratio in the 1996 interim period was 74.59%, compared to 78.71% in the 1995 interim period.

     Net income increased $227,312, or 64.1%, to $581,855 in the 1996 interim period from $354,543 in the 1995 interim period. The increase in net income was due primarily to increases in net interest income and noninterest income. Return on average assets during the 1996 interim period was 0.75% compared to 0.64% during the 1995 interim period, and return on average equity was 5.98% during the 1996 interim period compared to 5.72% during the 1995 interim period.

  YEAR ENDED DECEMBER 31, 1995, COMPARED WITH YEAR ENDED DECEMBER 31, 1994

     Net interest income increased $552,142, or 20.9%, to $3.2 million in 1995 from $2.6 million in 1994. The increase in net interest income was due primarily to an increase in average earning assets. Average earning assets increased $15.8 million, or 28.7%, primarily as a result of the opening of the Clemson Bank in June 1995 and the opening of a new Greenwood Bank branch in February 1995.

     The Company's net interest spread and net interest margin were 3.72% and 4.49%, respectively, in 1995, as compared to 4.32% and 4.78% in 1994. These key ratios were affected by higher costs of deposits due to rising short-term interest rates and increased competition for deposits in the Existing Bank's market areas. These ratios were also affected by strategies to improve liquidity and reduce the loans-to-funds and loans-to-assets ratios.

     The provision for loan losses was $112,000 in 1995, compared to $14,000 in 1994. The increase in the provision was primarily the result of general growth in the Company's loan portfolio. The Company experienced net charge-offs of $21,190 in 1995, resulting in a ratio of net charge-offs to average loans of 0.03%.

     Noninterest income increased $263,650, or 51.3%, to $777,242 in 1995 from $513,592 in 1994, primarily attributable to increased service charges on deposit accounts due to deposit growth at the Greenwood Bank and the opening of the Clemson

Bank. The Greenwood Bank also established a discount brokerage department in 1995 which generated $49,286 in investment fees income.

     Noninterest expense increased $808,535, or 35.8%, to $3.1 million in 1995 from $2.3 million in 1994. The primary component of noninterest expense is salaries and benefits, which increased $303,667, or 27.4%, in 1995 compared to 1994. The increase is attributable to an increase in the employee base due to the opening of the Clemson Bank and the opening of the Greenwood Bank's trust and mutual funds departments. Net occupancy expense increased $184,781, or 77.9%, to $422,032 in 1995, from $237,251 in 1994. This increase is attributable to an increase in depreciation expense resulting from additions to premises and equipment in preparation for opening the Clemson Bank and a new Greenwood Bank branch. The Company's efficiency ratio in 1995 was 76.78%, compared to 69.80% in 1994.

     Net income decreased $50,988, or 8.7%, to $533,868 in 1995 from $584,856 in
1994. The decrease in net income was due to the increase in noninterest expense associated primarily with the organization of the Clemson Bank. Return on average assets during 1995 was 0.68% compared to 0.97% during 1994, and return on average equity was 5.69% during 1995 compared to 10.17% during 1994. The decrease in return on average equity was attributable to the issuance of 520,422 additional shares of Common Stock in connection with the capitalization of the Clemson Bank.

  YEAR ENDED DECEMBER 31, 1994, COMPARED TO YEAR ENDED DECEMBER 31, 1993

     Net interest income increased $452,617, or 20.6%, to $2.6 million in 1994 from $2.2 million in 1993. The increase in net interest income was due primarily to an increase in average earning assets. Average earning assets increased $5.3 million, or 10.7%, primarily as a result of the continued strong demand for real estate loans in the Greenwood market.

     The Company's net interest spread and net interest margin were 4.32% and 4.78%, respectively, in 1994, as compared to 3.99% and 4.39% in 1993. The improvement in the net interest spread and net interest margin was primarily attributable to an increase in the percentage of loans to earning assets.

     The provision for loan losses was $14,000 in 1994, compared to $79,845 in 1993. The Company experienced net charge-offs of $282 in 1994.

     Noninterest income decreased $262,491, or 33.8%, to $513,592 in 1994 from $776,083 in 1993, primarily attributable to a $222,605 decrease in residential mortgage origination fees due to rising interest rates throughout 1994 resulting in substantially reduced refinancing activity.

     Noninterest expense increased $139,445, or 6.6%, to $2.3 million in 1994 from $2.1 million in 1993. The primary component of noninterest expense is salaries and benefits, which increased $206,604, or 22.9%, to $1.1 million from $0.9 million, in 1994 compared to 1993. The increase was primarily attributable to the addition of four employees in anticipation of opening the new Greenwood Bank branch. Net occupancy expense decreased $16,925, or 6.7%, to $237,251 in 1994, from $254,176 in 1993. The Company's efficiency ratio in 1994 was 69.81%, compared to 71.95% in 1993.

     Net income increased $24,534, or 4.4%, to $584,856 in 1994 from $560,322 in
1993. Return on average assets was 1.03% during 1993 and 0.97% during 1994, and return on average equity was 10.17% during 1994 compared to 10.94% during 1993. The increase in net income was due to the $452,617 improvement in net interest income mitigated by the decrease in fees on origination of residential mortgage loans and higher personnel costs due to employee additions.

NET INTEREST INCOME

     GENERAL. The largest component of the Company's net income is its net interest income, which is the difference between the income earned on assets and interest paid on deposits and borrowings used to support such assets. Net interest income is determined by the yields earned on the Company's interest-earning assets and the rates paid on its interest-bearing liabilities, the relative amounts of interest-earning assets and interest-bearing liabilities, and the degree of mismatch and the maturity and repricing characteristics of its interest-earning assets and interest-bearing liabilities. Net interest income divided by average interest-earning assets represents the Company's net interest margin.

     AVERAGE BALANCES, INCOME EXPENSES AND RATES. The following tables set forth, for the periods indicated, certain information related to the Company's average balance sheet and its average yields on assets and average costs of liabilities. Such yields are derived by dividing income or expense by the average balance of the corresponding assets or liabilities. Average balances have been derived from the daily balances throughout the periods indicated.

                AVERAGE BALANCES, INCOME AND EXPENSES AND RATES

                                                                              YEAR ENDED DECEMBER 31,
                                                           1993                         1994                         1995
                                                AVERAGE   INCOME/   YIELD/   AVERAGE   INCOME/   YIELD/   AVERAGE   INCOME/   YIELD/
                                                BALANCE   EXPENSE    RATE    BALANCE   EXPENSE    RATE    BALANCE   EXPENSE    RATE
                                                                               (DOLLARS IN THOUSANDS)
ASSETS:
Earning Assets
  Loans (1)...................................  $39,641   $ 3,332    8.41 %  $46,305   $ 3,910    8.44 %  $55,018   $ 5,146    9.35%
  Investment securities (2)...................    8,190       391    4.78      7,801       382    4.90     14,419       895    6.21
  Interest-bearing deposits with banks........      486        20    4.05        161         6    3.73
  Funds sold..................................    1,693        51    2.99      1,077        42    3.90      1,777       107    6.02
    Total earning assets......................   50,010     3,794    7.59     55,344     4,340    7.84     71,214     6,148    8.63
Cash and due from banks.......................    1,448                        2,006                        2,758
Premises and equipment........................    1,774                        1,760                        2,288
Other assets..................................    1,826                        2,053                        2,646
Allowance for loan losses.....................     (539)                        (569)                        (601)
    Total assets..............................  $54,519                      $60,594                      $78,305
LIABILITIES:
Interest-Bearing Liabilities
  Interest-bearing transaction accounts.......  $ 4,803       103    2.14    $ 5,597       103    1.84    $ 6,136       113    1.84
  Savings deposits............................   11,645       342    2.95     11,805       324    2.74     14,693       590    4.02
  Time deposits...............................   22,862       944    4.13     23,518       937    3.98     30,053     1,719    5.72
  Other short-term borrowings.................      485        14    2.86        683        31    4.54      2,479       145    5.73
  Federal Home Loan Bank advances.............    4,696       197    4.19      6,501       298    4.58      6,655       381    5.73
    Total interest-bearing liabilities........   44,491     1,600    3.60     48,104     1,693    3.52     60,016     2,948    4.91
Demand deposits...............................    4,484                        6,228                        8,258
Accrued interest and other liabilities........      425                          530                          643
Shareholders' equity..........................    5,119                        5,732                        9,388
    Total liabilities and shareholders'
      equity..................................  $54,519                      $60,594                      $78,305
Net interest spread...........................                       3.99 %                       4.32 %                       3.72%
Net interest income...........................            $ 2,194                      $ 2,647                      $ 3,200
Net interest margin...........................                       4.39 %                       4.78 %                       4.49%

(1) The effect of loans in nonaccrual status and fees collected is not significant to the computations. All loans and deposits are domestic.

(2) Average investment securities include the valuation allowance on securities available for sale.

                AVERAGE BALANCES, INCOME AND EXPENSES AND RATES

                                                                                     NINE MONTHS ENDED SEPTEMBER 30,
                                                                                  1995                            1996
                                                                      AVERAGE    INCOME/    YIELD/    AVERAGE     INCOME/    YIELD/
                                                                      BALANCE    EXPENSE     RATE     BALANCE     EXPENSE     RATE
                                                                                         (DOLLARS IN THOUSANDS)
ASSETS:
Earning Assets
  Loans (1)........................................................   $53,217    $ 3,707     9.29 %   $ 68,886    $ 4,796     9.28 %
  Investment securities (2)........................................    11,847        540     6.08       23,136      1,050     6.05
  Funds sold and other.............................................     1,918         91     6.33        1,746         75     5.73
      Total earning assets.........................................    66,982      4,338     8.64       93,768      5,921     8.42
Cash and due from banks............................................     2,674                            3,022
Premises and equipment.............................................     2,173                            3,235
Other assets.......................................................     2,362                            3,598
Allowance for loan losses..........................................      (590)                            (729)
      Total assets.................................................   $73,601                         $102,894
LIABILITIES:
Interest-Bearing Liabilities
  Interest-bearing transaction accounts............................   $ 5,931         80     1.80     $  8,206        113     1.84
  Saving deposits..................................................    14,006        406     3.87       20,787        680     4.36
  Time deposits....................................................    28,400      1,202     5.64       40,458      1,715     5.65
  Other short-term borrowings......................................     1,711         72     5.61        4,083         66     5.42
  Federal Home Loan Bank advances..................................     6,744        291     5.75        5,570        226     5.41
      Total interest-bearing liabilities...........................    56,792      2,051     4.82       79,104      2,900     4.89
Demand deposits....................................................     7,953                            9,844
Accrued interest and other liabilities.............................       581                              966
Shareholders' equity...............................................     8,275                           12,980
      Total liabilities and shareholders' equity...................   $73,601                         $102,894
Net interest spread................................................                          3.82 %                           3.53 %
Net interest income................................................              $ 2,287                          $ 3,021
Net interest margin................................................                          4.55 %                           4.30 %

(1) The effect of loans in nonaccrual status and fees collected is not significant to the computations. All loans and deposits are domestic.

(2) Average investment securities include the valuation allowance on securities available for sale.

     ANALYSIS OF CHANGES IN NET INTEREST INCOME. The following tables set forth the effect which the varying levels of earning assets and interest-bearing liabilities and the applicable rates have had on changes in net interest income from 1993 to 1994 and 1994 to 1995, and between the nine-month periods ended September 30, 1995 and 1996.

                   ANALYSIS OF CHANGES IN NET INTEREST INCOME

                                                                                  YEAR ENDED DECEMBER 31,
                                                                                                       1995 COMPARED WITH
                                                                    1994 COMPARED WITH 1993                   1994
                                                                        VARIANCE DUE TO                 VARIANCE DUE TO
                                                                VOLUME (1)    RATE (1)    TOTAL      VOLUME (1)    RATE (1)
                                                                                  (DOLLARS IN THOUSANDS)
EARNING ASSETS
  Loans......................................................      $563         $ 15      $ 578        $  786       $  450
  Investment securities......................................       (19)          10         (9)          390          123
  Funds sold and other.......................................       (34)          11        (23)           32           27
       Total interest income.................................       510           36        546         1,208          600
INTEREST-BEARING LIABILITIES
  Interest-bearing deposits:
     Interest-bearing transaction accounts...................        16          (16)         0            10            0
     Savings and market rate investments.....................         5          (22)       (17)           92          174
     Certificates and other time deposits....................        27          (34)        (7)          304          478
       Total interest-bearing deposits.......................        48          (72)       (24)          406          652
  Other short-term borrowings................................         7           10         17           103           11
  Federal Home Loan Bank advances............................        82           19        101             7           76
       Total interest expense................................       137          (43)        94           516          739
       Net interest income...................................      $373         $ 79      $ 452        $  692       $ (139)

                                                               TOTAL
EARNING ASSETS
  Loans......................................................  $1,236
  Investment securities......................................     513
  Funds sold and other.......................................      59
       Total interest income.................................   1,808
INTEREST-BEARING LIABILITIES
  Interest-bearing deposits:
     Interest-bearing transaction accounts...................      10
     Savings and market rate investments.....................     266
     Certificates and other time deposits....................     782
       Total interest-bearing deposits.......................   1,058
  Other short-term borrowings................................     114
  Federal Home Loan Bank advances............................      83
       Total interest expense................................   1,255
       Net interest income...................................  $  553

(1) Volume-rate changes have been allocated to each category based on the percentage of the total change.

                                                                                                        NINE MONTHS ENDED
                                                                                                          SEPTEMBER 30,
                                                                                                     1996 COMPARED WITH 1995
                                                                                                         VARIANCE DUE TO
                                                                                                 VOLUME (1)    RATE (1)    TOTAL
                                                                                                      (DOLLARS IN THOUSANDS)
EARNING ASSETS
  Loans.......................................................................................     $1,091        $ (2)     $1,089
  Investment securities.......................................................................        512          (2)        510
  Funds sold and other........................................................................         (8)         (8)        (16)
       Total interest income..................................................................      1,595         (12)      1,583
INTEREST-BEARING LIABILITIES
  Interest-bearing deposits:
     Interest-bearing transaction accounts....................................................         31           2          33
     Savings and market rate investments......................................................        217          57         274
     Certificates and other time deposits.....................................................        511           2         513
       Total interest-bearing deposits........................................................        759          61         820
  Other short-term borrowings.................................................................         96          (2)         94
  Federal Home Loan Bank advances.............................................................        (49)        (16)        (65)
       Total interest expense.................................................................        806          43         849
       Net interest income....................................................................     $  789        $(55)     $  734

(1) Volume-rate changes have been allocated to each category based on the percentage of the total change.

     INTEREST SENSITIVITY. The Company monitors and manages the pricing and maturity of its assets and liabilities in order to diminish the potential adverse impact that changes in interest rates could have on its net interest income. The principal monitoring technique employed by the Company is the measurement of the Company's interest sensitivity "gap," which is the positive or negative dollar difference between assets and liabilities that are subject to interest rate repricing within a given period of time. Interest rate sensitivity can be managed by repricing assets or liabilities, selling securities available-for-sale, replacing an asset or liability at maturity, or adjusting the interest rate during the life of an asset or liability. Managing the amount of assets and liabilities repricing in this same time interval helps to hedge the risk and minimize the impact on net interest income of rising or falling interest rates.

     The following table sets forth the Company's interest rate sensitivity at September 30, 1996.

                         INTEREST SENSITIVITY ANALYSIS

                                                                               SEPTEMBER 30, 1996
                                                              AFTER ONE       AFTER THREE                 GREATER THAN
                                                 WITHIN        THROUGH          THROUGH        WITHIN     ONE YEAR OR
                                                ONE MONTH    THREE MONTHS    TWELVE MONTHS    ONE YEAR    NONSENSITIVE     TOTAL
                                                                             (DOLLARS IN THOUSANDS)
ASSETS
  Earning Assets
     Loans (1)...............................   $ 32,610       $  4,902        $  13,345      $ 50,857      $ 25,039      $75,896
     Securities (2)..........................         --            350            1,946         2,296        21,078       23,374
     Funds sold and other....................      1,958             --               --         1,958            --        1,958
       Total earning assets..................     34,568          5,252           15,291        55,111        46,117      101,228
LIABILITIES
  Interest-bearing liabilities
     Interest-bearing deposits
       Demand deposits.......................      8,080             --               --         8,080            --        8,080
       Savings deposits......................     23,193             --               --        23,193            --       23,193
       Time deposits.........................      7,125         13,898           16,076        37,099         5,458       42,557
       Total interest-bearing deposits.......     38,398         13,898           16,076        68,372         5,458       73,830
     Other short-term borrowings.............      5,468             --               --         5,468            --        5,468
     Federal Home Loan Bank advances.........      2,200          1,334            1,440         4,974           150        5,124
       Total interest-bearing liabilities....     46,066         15,232           17,516        78,814         5,608       84,422
Period gap...................................   $(11,498 )     $ (9,980)       $  (2,225)     $(23,703)     $ 40,509
Cumulative gap...............................   $(11,498 )     $(21,478)       $ (23,703)     $(23,703)     $ 16,806      $16,806
Ratio of cumulative gap to total earning
assets.......................................     (11.36 )%      (21.22)%         (23.42)%      (23.42)%       16.60%

(1) Excludes nonaccrual loans.

(2) Excludes investment in the Federal Home Loan Bank and Federal Reserve Bank stock and other nonmarketable equity securities included in other assets totaling approximately $2.1 million.

     The above table reflects the balances of interest-earning assets and interest-bearing liabilities at the earlier of their repricing or maturity dates. Overnight federal funds are reflected at the earliest pricing interval due to the immediately available nature of the instruments. Debt securities are reflected at each instrument's ultimate maturity date. Scheduled payment amounts of fixed rate amortizing loans are reflected at each scheduled payment date. Scheduled payment amounts of variable rate amortizing loans are reflected at each scheduled payment date until the loan may be repriced contractually; the unamortized balance is reflected at that point. Interest-bearing liabilities with no contractual maturity, such as savings deposits and interest-bearing transaction accounts, are reflected in the earliest repricing period due to contractual arrangements which give the Company the opportunity to vary the rates paid on those deposits within a thirty-day or shorter period. Fixed rate time deposits, principally certificates of deposit, are reflected at their contractual maturity date.

     The Company generally would benefit from increasing market rates of interest when it has an asset-sensitive gap position and generally would benefit from decreasing market rates of interest when it is liability-sensitive. The Company is liability sensitive over the one month, three month, and one year time frames. However, the Company's gap analysis is not a precise indicator of its interest sensitivity position. The analysis presents only a static view of the timing of maturities and repricing opportunities, without taking into consideration that changes in interest rates do not affect all assets and liabilities equally. For example, rates paid on a substantial portion of core deposits may change contractually within a relatively short time frame, but those rates are viewed by management as significantly less interest-sensitive than market-based rates such as those paid on non-core deposits. Accordingly, management believes a liability-sensitive gap position is not as indicative of the Company's true interest sensitivity as it would be for an organization which depends to a greater extent on purchased funds to support earning assets. Net interest income may be impacted by other significant factors in a given interest rate environment, including changes in the volume and mix of earning assets and interest-bearing liabilities.

PROVISION AND ALLOWANCE FOR LOAN LOSSES

     GENERAL. The Company has developed policies and procedures for evaluating the overall quality of its credit portfolio and the timely identification of potential problem credits. On a quarterly basis, each Existing Bank's Board of Directors reviews and approves the appropriate level for that Bank's allowance for loan losses based upon management's recommendations, the results of the internal monitoring and reporting system, analysis of economic conditions in its markets, and a review of historical statistical data for both the Company and other financial institutions.

     Additions to the allowance for loan losses, which are expensed as the provision for loan losses on the Company's income statement, are made periodically to maintain the allowance at an appropriate level based on management's analysis of the potential risk in the loan portfolio. Loan losses and recoveries are charged or credited directly to the allowance. The amount of the provision is a function of the level of loans outstanding, the level of nonperforming loans, historical loan loss experience, the amount of loan losses actually charged against the reserve during a given period, and current and anticipated economic conditions.

     The Company's allowance for loan losses is based upon judgments and assumptions of risk elements in the portfolio, future economic conditions and other factors affecting borrowers. The process includes identification and analysis of loss potential in various portfolio segments utilizing a credit risk grading process and specific reviews and evaluations of significant problem credits. In addition, management monitors the overall portfolio quality through observable trends in delinquency, charge-offs, and general and economic conditions in the service area. The adequacy of the allowance for loan losses and the effectiveness of the Company's monitoring and analysis system are also reviewed periodically by the banking regulators and the Company's independent auditors.

     Based on present information and an ongoing evaluation, management considers the allowance for loan losses to be adequate to meet presently known and inherent risks in the loan portfolio. Management's judgment as to the adequacy of the allowance is based upon a number of assumptions about future events which it believes to be reasonable but which may or may not be valid. Thus, there can be no assurance that charge-offs in future periods will not exceed the allowance for loan losses or that additional increases in the allowance for loan losses will not be required. The Company does not allocate the allowance for loan losses to specific categories of loans but evaluates the adequacy on an overall portfolio basis utilizing a risk grading system. See "Potential Problem Loans."

     The following table sets forth certain information with respect to the Company's allowance for loan losses and the composition of charge-offs and recoveries for each of the last five years and for the 1995 and 1996 interim periods.

                           ALLOWANCE FOR LOAN LOSSES

                                                                                                                   NINE MONTHS
                                                                                                                      ENDED
                                                                       YEAR ENDED DECEMBER 31,                    SEPTEMBER 30,
                                                          1991       1992       1993       1994       1995       1995       1996
                                                                             (DOLLARS IN THOUSANDS)
Total loans outstanding at end of period, net of
  unearned income.....................................   $28,412    $34,493    $44,634    $50,565    $63,204    $57,686    $76,023
Average loans outstanding, net of unearned income.....   $25,660    $32,190    $39,641    $46,305    $55,018    $53,217    $68,886
Balance of allowance for loan losses at beginning of
  period..............................................   $   236    $   331    $   500    $   567    $   581    $   581    $   671
Loan losses:
  Commercial, financial and agricultural..............        67         48          5         --         17         17          6
  Real estate -- mortgage.............................         9         --         --         --         --         --         --
  Consumer............................................         1         10         12          4          4          4          8
    Total loan losses.................................        77         58         17          4         21         21         14
Recoveries of previous loan losses:
  Commercial, financial and agricultural..............        --         --         --         --         --         --         --
  Real estate -- mortgage.............................        --         --         --         --         --         --         --
  Consumer............................................        --         --          4          4         --         --         --
    Total recoveries..................................        --         --          4          4         --         --         --
Net loan losses.......................................        77         58         13         --         21         21         14
Provision for loan losses.............................       173        227         80         14        112         56        123
Balance of allowance for loan losses at end of
  period..............................................   $   331    $   500    $   567    $   581    $   671    $   616    $   780
Allowance for loan losses to period end loans.........      1.17%      1.45%      1.27%      1.15%      1.06%      1.07%      1.03%
Net charge-offs to average loans......................      0.30       0.18       0.03         --       0.03       0.04       0.02

     NONPERFORMING ASSETS. The following table sets forth the Company's nonperforming assets for the dates indicated.

                              NONPERFORMING ASSETS

                                                                                        DECEMBER 31,                 SEPTEMBER 30,
                                                                           1991    1992    1993    1994     1995         1996
                                                                                           (DOLLARS IN THOUSANDS)
Nonaccrual loans........................................................   $  6    $ 85    $179    $   3    $  13        $ 127
Restructured or impaired loans..........................................     --      --      --       --       --           --
    Total nonperforming loans...........................................      6      85     179        3       13          127
Other real estate owned.................................................    231      97      --       19       --           --
    Total nonperforming assets..........................................   $237    $182    $179    $  22    $  13        $ 127
Loans 90 days or more past due and still
  accruing interest.....................................................   $ --    $ --    $ --    $  39    $  60        $  93
Nonperforming assets to period end loans and
  foreclosed property...................................................   0.83%   0.52%   0.40%    0.04%    0.02%        0.17%

     Accrual of interest is discontinued on a loan when management believes, after considering economic and business conditions and collection efforts, that the borrower's financial condition is such that the collection of interest is doubtful. A delinquent loan is generally placed in nonaccrual status when it becomes 90 days or more past due. When a loan is placed in nonaccrual status, all interest which has been accrued on the loan but remains unpaid is reversed and deducted from earnings as a reduction of reported interest income. No additional interest is accrued on the loan balance until the collection of both principal and interest becomes reasonably certain. When a problem loan is finally resolved, there may ultimately be an actual writedown or charge-off of the principal balance of the loan which would necessitate additional charges to earnings. For all periods presented, the additional interest income, which would have been recognized into earnings if the Company's nonaccrual loans had been current in accordance with their original terms, is immaterial.

     Total nonperforming assets increased $114,000 to $127,000 at September 30, 1996, from $13,000 at December 31, 1995. This increase was due to a $122,000 loan collateralized by a second mortgage that was placed in nonaccrual status in

January 1996. Nonperforming assets were 0.17% of total loans and foreclosed property at September 30, 1996. The allowance for loan losses to period end nonperforming assets was 614.17% at September 30, 1996.

     POTENTIAL PROBLEM LOANS. At September 30, 1996, through their internal review mechanisms the Existing Banks had identified $1,134,000 of criticized loans and $2,389,691 of classified loans. The results of this internal review process are the primary determining factor in management's assessment of the adequacy of the allowance for loan losses. See "Provision and Allowance for Loan Losses."

NONINTEREST INCOME AND EXPENSE

     NONINTEREST INCOME. The largest component of noninterest income is service charges on deposit accounts, which totaled $393,000 in 1995, a 28.9% increase over the 1994 level of $305,000. Securities losses decreased $57,000 in 1995 compared to 1994. The increase in other noninterest income was primarily due to the growth of the Greenwood Bank and the formation of a discount brokerage department in 1995 which generated $49,000 in investment fee income.

     The following table sets forth, for the periods indicated, the principal components of noninterest income:

                               NONINTEREST INCOME

                                                                                                       YEAR ENDED DECEMBER
                                                                                                               31,
                                                                                                      1993     1994     1995
                                                                                                      (DOLLARS IN THOUSANDS)
Service charges on deposit accounts................................................................   $271     $305     $393
Residential mortgage origination fees..............................................................    336      114      115
Securities gains (losses)..........................................................................     22      (79)     (22)
Other..............................................................................................    147      174      291
       Total noninterest income....................................................................   $776     $514     $777

     NONINTEREST EXPENSE. The following table sets forth, for the periods indicated, the primary components of noninterest expense:

                              NONINTEREST EXPENSE

                                                                                                     YEAR ENDED DECEMBER 31,
                                                                                                     1993      1994      1995
                                                                                                      (DOLLARS IN THOUSANDS)
Salaries and employee benefits...................................................................   $  901    $1,108    $1,411
Net occupancy expense............................................................................      254       237       422
Director and committee fees......................................................................       73        90        72
Amortization of intangibles and other assets.....................................................       46        31        33
Data processing and supplies.....................................................................       57        37       110
Mortgage loan department expense.................................................................       96        40        44
Banking assessments..............................................................................       99       109        59
Professional fees................................................................................       96        92       116
Postage and freight and carriers.................................................................       48        51        90
Supplies.........................................................................................       88        96       186
Other............................................................................................      363       370       526
       Total noninterest expense.................................................................   $2,121    $2,261    $3,069
Efficiency ratio.................................................................................    71.95%    69.81%    76.78%

     Salaries and employee benefits increased $303,000, or 27.3%, to $1.4 million in 1995 from $1.1 million in 1994 due to the opening of the Clemson Bank and a Greenwood Bank branch office. Other categories of noninterest expense were negatively affected by the opening of the Clemson Bank and the Greenwood Bank branch office. In addition, in December 1994 the Company installed a new mainframe-based computer system to service both the Greenwood Bank and the Clemson Bank, as well as to position the Company to pursue its strategy of forming a network of independently managed community banks. The Company is amortizing the cost of the computer system over five years, and as a result the data processing and supplies category of noninterest expenses increased to $110,000 in 1995 from $37,000 in 1994. The Company's efficiency ratio, which is noninterest expense as a percentage of the total of net interest income plus noninterest income, net of gains and losses on the sale of assets, was 76.78% in 1995 compared to 69.81% in 1994 and 71.96% in 1993.

EARNING ASSETS

     LOANS. Loans are the largest category of earning assets and typically provide higher yields than the other types of earning assets. Associated with the higher loan yields are the inherent credit and liquidity risks which management attempts to control and counterbalance. Loans averaged $55.0 million in 1995 compared to $46.3 million in 1994, an increase of $8.7 million, or 18.8%. At December 31, 1995, total loans were $63.2 million, compared to $50.6 million at December 31, 1994.

     The increase in loans during 1995 was primarily due to the continued demand for real estate loans in the Greenwood market and the opening of the Clemson Bank. The following table sets forth the composition of the loan portfolio by category at the dates indicated and highlights the Company's general emphasis on mortgage lending.

                         COMPOSITION OF LOAN PORTFOLIO

                                                                          DECEMBER 31,
                                      1991                   1992                   1993                   1994             1995
                                          PERCENT                PERCENT                PERCENT                PERCENT
                               AMOUNT     OF TOTAL    AMOUNT     OF TOTAL    AMOUNT     OF TOTAL    AMOUNT     OF TOTAL    AMOUNT
                                                                     (DOLLARS IN THOUSANDS)
Commercial, financial and
  agricultural..............   $10,914      38.41%    $8,933       25.90%    $10,684      23.94%    $12,231      24.19%    $13,349
Real estate
  Construction..............    3,056       10.76      2,236        6.48     11,556       25.89      5,906       11.68      8,483
  Mortgage -- residential...    7,948       27.97     11,148       32.32     11,258       25.22     14,978       29.62     22,515
  Mortgage -- nonresidential...  4,268      15.02      9,586       27.79      7,504       16.81     13,346       26.57     14,190
Consumer....................    2,167        7.63      2,535        7.35      3,585        8.03      3,953        7.82      4,591
Other.......................       59        0.21         55        0.16         47        0.11         61        0.12         76
  Total loans...............   28,412      100.00%    34,493      100.00%    44,634      100.00%    50,565      100.00%    63,204
Allowance for loan losses...     (331 )                 (500 )                 (567 )                 (581 )                 (671)
  Net loans.................   $28,081                $33,993                $44,067                $49,984                $62,533

                              PERCENT
                              OF TOTAL
Commercial, financial and
  agricultural..............    21.12%
Real estate
  Construction..............    13.42
  Mortgage -- residential...    35.62
  Mortgage -- nonresidential    22.45
Consumer....................     7.26
Other.......................     0.12
  Total loans...............   100.00%
Allowance for loan losses...
  Net loans.................

     The principal component of the Company's loan portfolio is real estate mortgage loans. At December 31, 1995, this category totaled $36.7 million and represented 58.1% of the total loan portfolio, compared to $28.3 million, or 55.9%, at December 31, 1994.

     In the context of this discussion, a "real estate mortgage loan" is defined as any loan, other than loans for construction purposes, secured by real estate, regardless of the purpose of the loan. It is common practice for financial institutions in the Company's market areas to obtain a security interest in real estate whenever possible, in addition to any other available collateral. This collateral is taken to reinforce the likelihood of the ultimate repayment of the loan and tends to increase the magnitude of the real estate loan portfolio component.

     Residential mortgage loans, which is the largest category of the Company's loans, increased $7.5 million, or 50.0%, to $22.5 million at December 31, 1995, from $15.0 million at December 31, 1994. Residential real estate loans consist of first and second mortgages on single or multi-family residential dwellings. Nonresidential mortgage loans, which include commercial loans and other loans secured by multi-family properties and farmland and is the second largest category of the Company's loans, increased $0.8 million, or 6.3%, to $14.2 million at December 31, 1995, from $13.3 million at December 31, 1994. The increase in real estate lending was attributable to the addition of the Clemson Bank, which had $4.2 million of real estate loans as of December 31, 1995, increases in commercial real estate volume, and increases in residential construction lending. In 1993, several residential subdivisions were started in the Greenwood marketplace and influenced the Bank's 1994 and 1995 construction lending activity. The Bank was also able to compete favorably for residential mortgage loans with other financial institutions by offering fixed rate products having three and five year call provisions. Generally, the Bank limits its loan-to-value ratios to 80%. Currently, loans for the construction of homes having no contract for sale are available to only the most creditworthy contractors.

     Commercial, financial and agricultural loans increased $1.1 million, or 9.1%, to $13.3 million at December 31, 1995, from $12.2 million at December 31, 1994. This increase was primarily attributable to the continued economic development in Greenwood County and the addition of the Clemson Bank.

     Consumer loans increased $600,000, or 16.1%, to $4.6 million at December 31, 1995, from $4.0 million at December 31, 1994. The growth in consumer loans is primarily attributable to the opening of the Clemson Bank.

     The Company's loan portfolio reflects the diversity of its markets. The home office and branch offices of the Greenwood Bank are located in Greenwood County, South Carolina. The economy of Greenwood contains elements of medium and light manufacturing, higher education, regional healthcare, and distribution facilities. The Clemson Bank office is currently located in a temporary facility in Clemson, South Carolina. Due to its proximity to a major interstate highway and Clemson University, a state-supported university, management expects the area to remain stable with continued growth. Outside the incorporated city limits of Greenwood and Clemson, the economy includes manufacturing, agriculture, timber, and recreational activities. The Company does not engage in foreign lending.

     The repayment of loans in the loan portfolio as they mature is also a source of liquidity for the Company. The following table sets forth the Company's loans maturing within specified intervals at December 31, 1995.

      LOAN MATURITY SCHEDULE AND SENSITIVITY TO CHANGES IN INTEREST RATES

                                                                                               DECEMBER 31, 1995
                                                                                           OVER ONE YEAR
                                                                               ONE YEAR       THROUGH       OVER FIVE
                                                                               OR LESS      FIVE YEARS        YEARS       TOTAL
                                                                                            (DOLLARS IN THOUSANDS)
Commercial, financial and agricultural......................................   $  9,869       $ 3,480        $    --     $13,349
Real estate.................................................................     25,680        18,550            958      45,188
Consumer and other..........................................................      3,342         1,312             13       4,667
Loans maturing after one year with:
  Fixed interest rates...............................................................................................    $21,554
  Floating interest rates............................................................................................      2,759
                                                                                                                         $24,313

     The information presented in the above table is based on the contractual maturities of the individual loans, including loans which may be subject to renewal at their contractual maturity. Renewal of such loans is subject to review and credit approval, as well as modification of terms upon their maturity. Consequently, management believes this treatment presents fairly the maturity and repricing structure of the loan portfolio shown on the above table.

     INVESTMENT SECURITIES. The investment securities portfolio is a significant component of the Company's total earning assets. Total securities averaged $14.4 million in 1995, compared to $7.8 million in 1994 and $8.2 million in 1993. At December 31, 1995, the total securities portfolio was $22.4 million, and all securities were designated as available-for-sale and were recorded at estimated fair market value. The increase in the portfolio during 1995 was primarily due to strategies by management to improve liquidity and lower the loans-to-assets ratio.

     The following table sets forth the book value of the securities held by the Company at the dates indicated.

                            BOOK VALUE OF SECURITIES

                                                                                                          DECEMBER 31,
                                                                                                    1993      1994      1995
                                                                                                     (DOLLARS IN THOUSANDS)
U.S. Treasury...................................................................................   $5,526    $4,889    $ 5,952
U.S. government agencies........................................................................    1,067     1,044     11,546
State, county and municipal securities..........................................................    1,318     1,684      4,550
Mortgage-backed securities......................................................................       38        --        398
       Total securities.........................................................................   $7,949    $7,617    $22,446

     The following table sets forth the scheduled maturities and average yields of securities held at December 31, 1995.

             INVESTMENT SECURITIES MATURITY DISTRIBUTION AND YIELDS

                                                                                       DECEMBER 31, 1995
                                                                                AFTER ONE BUT     AFTER FIVE BUT
                                                            WITHIN ONE YEAR      WITHIN FIVE        WITHIN TEN
                                                                                    YEARS              YEARS         AFTER TEN YEARS
                                                            AMOUNT    YIELD    AMOUNT    YIELD    AMOUNT    YIELD    AMOUNT    YIELD
                                                                                     (DOLLARS IN THOUSANDS)
U.S. Treasury............................................   $3,825    6.35 %   $2,127    6.49 %   $  --       -- %   $  --       --%
U.S. government agencies.................................      51     8.25     4,516     6.51     6,978     7.19        --       --
State and political subdivisions.........................     396     5.48     1,636     6.21       322     4.92     2,197     5.84
       Total (1).........................................   $4,272    6.29 %   $8,279    6.44 %   $7,300    7.09 %   $2,197    5.84%

(1) Excludes mortgage-backed securities totaling $397,802 with a yield of 6.88%.

     Other attributes of the securities portfolio, including yields and maturities, are discussed above in " -- Net Interest Income -- Interest Sensitivity."

     SHORT-TERM INVESTMENTS. Short-term investments, which consist primarily of federal funds sold and interest-bearing deposits with other banks, averaged $1.8 million in 1995, compared to $1.1 million in 1994 and $1.7 million in 1993. At December 31, 1995, short-term investments totaled $2.3 million. These funds are a primary source of the Existing Banks' liquidity and are generally invested in an earning capacity on an overnight basis.

DEPOSITS AND OTHER INTEREST-BEARING LIABILITIES

     Average interest-bearing liabilities increased $11.9 million, or 24.8%, to $60.0 million in 1995, from $48.1 million in 1994. Average interest-bearing deposits increased $10.0 million, or 24.4%, to $50.9 million in 1995, from $40.9 million in 1994. These increases resulted from increases in all categories of interest-bearing liabilities, primarily as a result of the opening of the Clemson Bank and the Greenwood Bank branch. The Company has also been able to attract new accounts from former South Carolina-based banks that have been acquired by large southeastern regional bank holding companies.

     DEPOSITS. Average total deposits increased $12.0 million, or 25.4%, to $59.1 million during 1995, from $47.1 million during 1994. At December 31, 1995, total deposits were $73.1 million compared to $49.1 million a year earlier, an increase of 48.8%.

     The following table sets forth the deposits of the Company by category at the dates indicated.

                                    DEPOSITS

                                                                       DECEMBER 31,
                                   1991                   1992                   1993                   1994             1995
                                       PERCENT                PERCENT                PERCENT                PERCENT
                                          OF                     OF                     OF                     OF
                            AMOUNT     DEPOSITS    AMOUNT     DEPOSITS    AMOUNT     DEPOSITS    AMOUNT     DEPOSITS    AMOUNT
                                                                  (DOLLARS IN THOUSANDS)
Demand deposit
  accounts...............   $3,023        8.83%    $4,620       11.28%    $4,974       10.81%    $6,968       14.18%    $9,447
NOW accounts.............    3,190        9.32      5,161       12.60      5,050       10.98      7,158       14.56      8,028
Money market accounts....    6,405       18.70      6,179       15.08      5,679       12.35      4,815        9.80      9,498
Savings accounts.........    3,695       10.79      5,009       12.23      6,360       13.83      6,818       13.87      7,922
Time deposits less than
  $100,000...............   11,203       32.71     14,193       34.64     15,503       33.71     15,893       32.34     26,161
Time deposits of $100,000
  or over................    6,729       19.65      5,808       14.18      8,426       18.32      7,494       15.25     12,082
      Total deposits.....   $34,245     100.00%    $40,970     100.00%    $45,992     100.00%    $49,146     100.00%    $73,138

                           PERCENT
                              OF
                           DEPOSITS
Demand deposit
  accounts...............    12.92%
NOW accounts.............    10.98
Money market accounts....    12.99
Savings accounts.........    10.83
Time deposits less than
  $100,000...............    35.77
Time deposits of $100,000
  or over................    16.52
      Total deposits.....   100.00%

     Core deposits, which exclude certificates of deposit of $100,000 or more, provide a relatively stable funding source for the Company's loan portfolio and other earning assets. The Company's core deposits increased $19.4 million in 1995 primarily as a result of the opening of the Clemson Bank and a Greenwood Bank branch in Ninety Six, South Carolina.

     Deposits, and particularly core deposits, have historically been the Company's primary source of funding and have enabled the Company to meet successfully both its short-term and long-term liquidity needs. Management anticipates that such deposits will continue to be the Company's primary source of funding in the future. The Company's loan-to-deposit ratio was 86.4% at December 31, 1995, and 102.9% at the end of 1994, and the ratio averaged 93.0% during 1995. The maturity distribution of the Company's time deposits over $100,000 at December 31, 1995, is set forth in the following table.

                     MATURITIES OF CERTIFICATES OF DEPOSIT
                              OF $100,000 OR MORE

                                                                                       DECEMBER 31, 1995
                                                                            AFTER THREE      AFTER SIX
                                                            WITHIN THREE      THROUGH         THROUGH       AFTER TWELVE
                                                               MONTHS       SIX MONTHS     TWELVE MONTHS       MONTHS        TOTAL
                                                                                    (DOLLARS IN THOUSANDS)
Certificates of deposit of $100,000 or more..............      $5,415         $ 4,509         $ 1,363           $795        $12,082

     Approximately 44.8% of the Company's time deposits over $100,000 had scheduled maturities within three months and more than 80.0% had maturities within six months. Large certificate of deposit customers tend to be extremely sensitive to interest rate levels, making these deposits less reliable sources of funding for liquidity planning purposes than core deposits. Some financial institutions partially fund their balance sheets using large certificates of deposit obtained through brokers. These brokered deposits are generally expensive and are unreliable as long-term funding sources. Accordingly, the Company does not actively buy brokered deposits; however, the Clemson Bank had used approximately $1.2 million in brokered deposits to fund assets at December 31, 1995. Brokered deposits are not expected to be a funding strategy in the future.

     BORROWED FUNDS. Borrowed funds consist primarily of short-term borrowings in the form of federal funds purchased from correspondent banks, securities sold under agreements to repurchase, and advances from the Federal Home Loan Bank.

     Average short-term borrowings were $4.1 million in the 1996 interim period, an increase of $2.4 million from the 1995 interim period. Average Federal Home Loan Bank advances during the 1996 interim period were $5.6 million compared to $6.7 million for the 1995 interim period, a decrease of $1.1 million. Although management expects to continue using short-term borrowing and Federal Home Loan Bank advances as secondary funding sources, core deposits will continue to be the Company's primary funding source.

CAPITAL

     The Federal Reserve Board and bank regulatory agencies require bank holding companies and financial institutions to maintain capital at adequate levels based on a percentage of assets and off-balance sheet exposures, adjusted for risk weights ranging from 0% to 100%. Under the risk-based standard, capital is classified into two tiers. The Federal Reserve guidelines contain an exemption from the capital requirements for bank holding companies with less than $150 million in consolidated assets. Prior to the Offering, the Company has had less than $150 million in assets and, consequently, has not been subject to these rules. Following the Offering and the Acquisition, however, the Company expects to have in excess of $150 million, in which case the Federal Reserve's requirements will apply to the Company. Tier 1 capital of the Company consists of common shareholders' equity, excluding the unrealized gain (loss) on available-for-sale securities, minus certain intangible assets. The Company's Tier 2 capital consists of general reserve for loan losses subject to certain limitations. A bank holding company's qualifying capital base for purposes of its risk-based capital ratio consists of the sum of its Tier 1 and Tier 2 capital. The regulatory minimum requirements are 4% for Tier 1 and 8% for total risk-based capital.

     The holding company and banking subsidiaries are also required to maintain capital at a minimum level based on total assets, which is known as the leverage ratio. Only the strongest bank holding companies and banks are allowed to maintain capital at the minimum requirement. All others are subject to maintaining ratios 100 to 200 basis points above the minimum.

     The Company exceeded the Federal Reserve's fully phased-in regulatory capital ratios at September 30, 1996, and December 31, 1995, 1994 and 1993, as set forth in the following table.

                              ANALYSIS OF CAPITAL

                                                                                         DECEMBER 31,             SEPTEMBER 30,
                                                                                  1993       1994       1995          1996
                                                                                             (DOLLARS IN THOUSANDS)
Tier 1 capital................................................................   $ 5,368    $ 6,131    $12,693       $13,346
Tier 2 capital................................................................       567        580        671           780
  Total qualifying capital....................................................   $ 5,935    $ 6,711    $13,346       $14,126
Risk-adjusted total assets (including
  off-balance sheet exposures)................................................   $49,276    $55,516    $68,743       $83,222
Tier 1 risk-based capital ratio...............................................     10.89%     11.04%     18.46%        16.04%
Total risk-based capital ratio................................................     12.04      12.09      19.41         16.97
Tier 1 leverage ratio.........................................................      9.10       9.42      13.21         11.97

     Each of the Existing Banks is required to maintain risk-based and leverage ratios similar to those required for the Company. Each of the Existing Banks exceeded these regulatory capital ratios at September 30, 1996, as set forth in the following table.

                              BANK CAPITAL RATIOS

                                                                                                      SEPTEMBER 30, 1996
                                                                                               TIER 1        TOTAL        TIER 1
                                                                                             RISK-BASED    RISK-BASED    LEVERAGE
Greenwood Bank............................................................................      10.23%        11.20%        7.48%
Clemson Bank..............................................................................      32.64         33.69        25.26

     Following the purchase of the New Banks and the assumption of the Carolina First Deposits and the purchase of the Carolina First Loans and Carolina First Assets associated with the Carolina First Branches, and assuming net proceeds of $14.8 million from the Offering, the Company's Tier 1 leverage ratio will increase from 11.97% to 14.10% and its tangible book value per share will decrease from $10.84 to $9.16, and the capital ratios of the Existing Banks will not be affected.

LIQUIDITY MANAGEMENT AND CAPITAL RESOURCES

     Liquidity management involves monitoring the Company's sources and uses of funds in order to meet its day-to-day cash flow requirements while maximizing profits. Liquidity represents the ability of a company to convert assets into cash or cash equivalents without significant loss and to raise additional funds by increasing liabilities. Without proper liquidity management, the Company would not be able to perform the primary function of a financial intermediary and would, therefore, not be able to meet the needs of the communities it serves.

     Liquidity management is made more complex because different balance sheet components are subject to varying degrees of management control. For example, the timing of maturities of the investment portfolio is very predictable and subject to a high degree of control at the time investment decisions are made. However, net deposit inflows and outflows are far less predictable and are not subject to nearly the same degree of control.

     During 1995, management implemented strategies to decrease the loans-to-assets and loans-to-funds ratios. The Company continues to operate within the recommendations of the Board of Directors with a loans-to-assets ratio of 68.1% and a loans-to-funds ratio of 78.2% as of September 30, 1996. Although the amount of advances from the FHLB has decreased approximately $1.2 million from the December 31, 1995 balance of approximately $6.2 million, management expects to continue using these advances as a source of funding. Additionally, the Company has approximately $10.7 million of unused lines of credit for federal funds purchases and approximately $3.6 million of an unsecured line of credit available to it. The Company also has approximately $23.3 million of securities available for sale as a secondary source of liquidity.

     The Company depends on dividends from the Existing Banks as its primary source of liquidity. The ability of the Banks to pay dividends is subject to general regulatory restrictions which may, but are not expected to, have a material negative impact on the liquidity available to the Company. The Company does not plan to pay cash dividends for the near term. The Company has paid stock dividends in September 1993, April 1994, June 1995, and April 1996 and may do so in the future.

     The Company financed the formation of the Greenwood Bank and the Company's initial operations with the proceeds of a $5.0 million offering of Common Stock in 1988, of which $4.0 million was used to capitalize the Greenwood Bank. In addition, the Company raised approximately $6.25 million through an offering of Common Stock in 1995. The Company used $4.5 million of the proceeds of this offering to capitalize the Clemson Bank and used the balance to purchase computer and other equipment, to open a new branch in Ninety Six, South Carolina, and for general working capital. The Company intends to use the net proceeds of the Offering to capitalize each of the New Banks. See "Use of Proceeds." The Company anticipates that the net proceeds of the Offering will be adequate for the capitalization of each New Bank and the Company's capital needs for the foreseeable future. However, the State Board could require the Company to increase the capitalization of any of the Banks. See "Risk Factors." In such event, the Company would likely fund the increased capitalization through the use of any remaining net proceeds of the Offering, from dividends from the Existing Banks (to the extent available), or through loans from third parties (subject to obtaining regulatory approval). See "Government Supervision and Regulation -- Dividends."

ACCOUNTING RULE CHANGES

     ACCOUNTING FOR STOCK-BASED COMPENSATION. In October 1995, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards ("SFAS") 123, "Accounting for Stock-Based Compensation," effective for transactions entered into in fiscal years that begin after December 15, 1995. SFAS 123 recommends that companies account for stock compensation on a fair value based method which requires compensation cost to be measured at the grant date based on the value of the award and to be recognized over the service period. As an alternative, companies may continue to record compensation cost based on the excess, if any, of the quoted market price of the stock at the grant date (or other measurement date) over the amount an employee must pay to acquire the stock. However, if a company elects this method, it must include in the financial statements certain disclosures which reflect pro forma amounts as if the fair value method had been used. As permitted by SFAS 123, the Company will continue its current method of accounting for stock options with pro forma amounts disclosed in the financial statements.

     ACCOUNTING FOR THE IMPAIRMENT OF LONG-LIVED ASSETS AND FOR LONG-LIVED ASSETS TO BE DISPOSED OF. In March 1995, the FASB issued SFAS 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of." SFAS 121 establishes standards for the identification of long-lived assets, certain identifiable intangibles and goodwill that may need to be written down because of an entity's inability to recover the assets' carrying values. Assets covered by this standard should be reported at the lesser of their carrying amount or fair value less cost to sell. Impairment losses, if any, should be reported in the period in which the recognition criteria are first applied and met. This standard does not apply to core deposit intangibles, mortgage and other servicing rights, or deferred tax assets. The effect of this standard on the Company's net income has not yet been determined but is not expected to be material. SFAS 121 is effective for fiscal years beginning after December 15, 1995.

IMPACT OF INFLATION

     Unlike most industrial companies, the assets and liabilities of financial institutions such as the Company and its subsidiaries are primarily monetary in nature. Therefore, interest rates have a more significant effect on the Company's performance than do the effects of changes in the general rate of inflation and change in prices. In addition, interest rates do not necessarily move in the same direction or in the same magnitude as the prices of goods and services. As discussed previously, management seeks to manage the relationships between interest sensitive assets and liabilities in order to protect against wide interest rate fluctuations, including those resulting from inflation. See " -- Net Interest Income -- Interest Sensitivity" and "Risk
Factors -- Government Regulation."

INDUSTRY DEVELOPMENTS

     Certain recently enacted and proposed legislation could have an effect on both the costs of doing business and the competitive factors facing the financial institutions industry. The Company is unable at this time to assess the impact of this legislation on its financial condition or results of operations. See "Government Supervision and Regulation -- General."

                                    BUSINESS

GENERAL

     The Company is a bank holding company headquartered in Greenwood, South Carolina which currently operates through two community banks and is in the process of acquiring three de novo community banks in non-metropolitan markets in the State of South Carolina. The Company pursues a community banking business which is characterized by personalized service and local decision-making and emphasizes the banking needs of individuals and small to medium-sized businesses.

     The Company was formed in 1988 to serve as a holding company for the Greenwood Bank, principally in response to perceived opportunities resulting from the takeovers of several South Carolina-based banks by large southeastern regional bank holding companies. In many cases, when these consolidations occur, local boards of directors are dissolved and local management is relocated or terminated. The Company believes this situation creates favorable opportunities for new community banks with local management and local directors. Management believes that such banks can be successful in attracting individuals and small to medium-sized businesses as customers who wish to conduct business with a locally owned and managed institution that demonstrates an active interest in their business and personal financial affairs.

     In 1994, the Company made the strategic decision to expand beyond the Greenwood County area by creating an organization of independently managed community banks that serve their respective local markets but which share a common vision and benefit from the strength, resources, and economies of a larger institution. In June 1995, the Company opened the Clemson Bank in Clemson, South Carolina. The Company is in the process of acquiring the three New Banks which are being formed in Belton, Barnwell, and Newberry, South Carolina. The Company intends to open the Belton Bank and Newberry Bank in traditional de novo fashion by capitalizing the banks and seeking local deposits to fund loan growth. In contrast, immediately after opening, the Barnwell Bank will acquire certain deposits and assets associated with the Carolina First Branches. As of September 30, 1996, the Carolina First Branches had approximately $53.1 million in deposits and $17.4 million in loans. The Company anticipates that the Barnwell Bank and the Belton Bank will open during the first quarter of 1997, and that the Newberry Bank will open in the second quarter of 1997.

     As a one-bank holding company for the Greenwood Bank, the Company grew from approximately $39.3 million in assets, $28.4 million in loans, $34.2 million in deposits, and $4.6 million in shareholders' equity at December 31, 1991, to approximately $65.1 million in assets, $50.6 million in loans, $49.1 million in deposits, and $6.1 million in shareholders' equity at December 31, 1994. The opening of the Clemson Bank in June 1995 resulted in a lowering of the Company's earnings per share for the year ended December 31, 1995, due to substantial start-up expenditures, as well as the time required to attract customers, deposits, and earning assets. The Clemson Bank achieved profitability in September 1996, and at September 30, 1996, the Company had approximately $111.6 million in assets, $76.0 million in loans, $85.3 million in deposits, and $13.3 million in shareholders' equity. Based upon levels at September 30, 1996, and giving effect to this Offering and the acquisition of certain deposits and assets associated with the Carolina First Branches, the Company would have approximately $179.9 million in assets, $93.4 million in loans, $138.3 million in deposits, and $28.0 million in shareholders' equity.

OPERATING STRATEGY

     INDEPENDENT COMMUNITY BANKS. The foundation of the Company's strategy is to operate a multi-community bank organization which emphasizes decision-making at the local Bank level combined with strong corporate technological, marketing, and managerial support. The Company's operating model is for each Bank to operate with independent management and Boards of Directors consisting of individuals with extensive knowledge of the local community and the authority to make credit decisions. The Company believes this operating strategy has enabled the Existing Banks, and will enable the New Banks, to attract customers who wish to conduct their business with a locally owned and managed institution with strong ties and an active commitment to the community.

     CENTRALIZED CORPORATE SUPPORT. The Company intends to provide the Banks with strong support from its corporate office, including centralized policy oversight, back-office support, credit review, and strategic planning. This corporate support system will enable the Company to achieve administrative economies of scale while capitalizing on the responsiveness to client needs of its decentralized community bank network. With the support from its significant investment in infrastructure, particularly a management information system which will link the Company to the Banks and facilitate data processing, compliance, and reporting requirements, the Company believes it has the operational and administrative capacity to accommodate the addition of the New Banks and effectively manage the Company's growth for the foreseeable future.

     LOCAL OWNERSHIP. The management of each Bank believes that each Bank's ability to compete with other financial institutions in its respective market area is enhanced by its posture as a locally managed bank with a broad base of local ownership. The organizers of each of the New Banks, all of whom reside in the market area in which their respective Bank operates, have indicated that they each intend to purchase a significant amount of Common Stock in the Offering. In addition, the Company anticipates a significant percentage of the remaining shares of Common Stock sold in the Offering will be sold to individuals residing in the areas served by the Banks. The Company believes that local ownership of the Company's Common Stock is a highly effective means of attracting customers, fostering loyalty to the Banks, and maintaining asset quality.

     OUTSTANDING ASSET QUALITY. The Company believes that the outstanding asset quality it has experienced to date is principally due to the closeness of the lenders, senior officers, and directors of the Existing Banks to their customers and their significant knowledge of the communities in which they reside. Over the five year period ended December 31, 1995, the Company had an average net charge-off ratio of 0.09%. The Company believes that it has assembled a team of highly skilled, experienced bankers to operate the New Banks and anticipates that these senior officers, combined with committed Boards of Directors with significant ownership interest in the Company, will enable the New Banks to maintain the excellent asset quality the Company has experienced.

GROWTH STRATEGY

     Following the Offering, the Company intends to focus on the development of the New Banks and the continued growth of the Existing Banks. Each Bank's growth is expected to come primarily from within such Bank's primary market area through increased loan and deposit business. The Company will continue to focus on acquiring market share, particularly from the large southeastern regional bank holding companies, by emphasizing local management and decision-making and personal services to business customers and individuals. Specifically, the Company's competitive strategy consists of approving loan requests more quickly with a local loan committee, operating with more flexible, but equally prudent, lending policies, personalizing service by establishing a long-term banking relationship with the customer, and having a higher ratio of employees to customers to ensure a higher level of service. A key element of the Company's near term growth strategy is to grow the New Banks and the Clemson Bank, which achieved profitability in September 1996, into high performing community banking institutions whose assets and expenses are appropriate for their levels of capitalization and which will become major contributors to the Company's earnings. While the Company does not intend actively to search for opportunities to expand into additional markets, the Company may consider opportunities that arise from time to time, though most likely through acquisitions of existing institutions or branches rather than through formation of additional de novo banks. The Company has no specific acquisition plans at the current time other than the New Banks and the Carolina First Branches.

MARKET AREAS

     The Company currently operates principally in two market areas: (1) Greenwood County, South Carolina; and (2) Pickens County, South Carolina. The Company will also operate in the following three primary market areas upon the acquisition of the New Banks: (1) Anderson County, South Carolina; (2) Barnwell County, South Carolina; and (3) Newberry County, South Carolina. Upon the acquisition of the Carolina First Branches, the Barnwell Bank will also have an office in each of Aiken and Orangeburg Counties, South Carolina.

     ANDERSON COUNTY. The Company intends to serve the Anderson County, South Carolina area through the Belton Bank. The city of Belton is located in Anderson County and has a population of approximately 4,646. The city of Belton is located 11 miles from the city of Anderson, the county seat of Anderson County. As of December 1995, Anderson County had a population of approximately 152,600. In 1990, Anderson County had a per capita income of approximately $12,027, as compared to $11,897 for the State of South Carolina as a whole, and $14,420 for the United States as a whole. As of October 1996, the unemployment rate for the county was 5.0%. The economic base for Anderson County relies heavily upon manufacturing, as well as retail and wholesale trade.

     BARNWELL COUNTY. The Company intends to serve the Barnwell County, South Carolina area through the Barnwell Bank. The city of Barnwell, located 60 miles from Columbia, South Carolina, is the county seat of Barnwell County and has a population of approximately 6,000. As of December 1995, Barnwell County had a population of approximately 21,000. In 1990, Barnwell County had a per capita income of approximately $10,611. As of October 1996, the unemployment rate for the county was 11.1%. The economic base for Barnwell County relies heavily upon manufacturing.

     GREENWOOD COUNTY. The Company serves the Greenwood County, South Carolina area through the Greenwood Bank. The city of Greenwood, located 43 miles from Greenville, South Carolina, is the county seat of Greenwood County and has a population of approximately 21,000. As of December 1995, Greenwood County had a population of approximately 61,500. In 1990, Greenwood County had a per capita income of approximately $11,429. As of October 1996, the unemployment rate for the county was 7.0%. The economic base for Greenwood County relies heavily upon manufacturing.

     NEWBERRY COUNTY. The Company intends to serve the Newberry County, South Carolina area through the Newberry Bank. The city of Newberry, located 35 miles from Columbia, South Carolina, is the county seat of Newberry County and has a population of approximately 10,850. As of December 1995, Newberry County had a population of approximately 34,100. In 1990, Newberry County had a per capita income of $10,487. As of October 1996, the unemployment rate for the county was 5.7%. The economic base for Newberry County relies heavily upon manufacturing.

     PICKENS COUNTY. The Company serves the Pickens County, South Carolina area through the Clemson Bank. The city of Clemson, located 30 miles from Greenville, South Carolina, is the home of Clemson University and has a permanent population of approximately 11,000. As of December 1995, Pickens County had a population of approximately 102,000. In 1990, Pickens County had a per capita income of approximately $11,427. As of October 1996, the unemployment rate for the county was 4.1%. The economic base for Pickens County relies heavily upon Clemson University and manufacturing.

THE EXISTING BANKS

     The Greenwood Bank, a state chartered Federal Reserve member bank, has three banking locations, two of which are located in Greenwood, South Carolina, and the other located in Ninety Six, South Carolina. The Clemson Bank, a state chartered nonmember bank, has one banking location located in Clemson, South Carolina.

     The following table sets forth certain information concerning the Greenwood Bank and the Clemson Bank at September 30, 1996:

                                                                                    NUMBER OF     TOTAL      TOTAL      TOTAL
BANK                                                                                LOCATIONS    ASSETS      LOANS     DEPOSITS
                                                                                              (DOLLARS IN THOUSANDS)
Greenwood Bank...................................................................       3        $91,676    $65,176    $ 73,217
Clemson Bank.....................................................................       1         16,642     10,847      12,466

     Each Existing Bank offers a full range of commercial banking services, including checking and savings accounts, NOW accounts, IRA accounts, and other savings and time deposits of various types ranging from money markets to long-term certificates of deposit. The Existing Banks also offer a full range of consumer credit and short-term and intermediate-term commercial and personal loans. Each Existing Bank conducts residential mortgage loan origination activities pursuant to which mortgage loans are sold to investors in the secondary markets. Servicing of such loans is not retained by the Existing Banks.

     The Greenwood Bank also offers trust and related fiduciary services. Discount securities brokerage services are available through a third-party brokerage service which has contracted with Community Financial Services, Inc., a wholly-owned subsidiary of the Greenwood Bank.

     The Company performs data processing functions for the Existing Banks upon terms that the managements of both Existing Banks believe is competitive with those offered by unaffiliated third-party service bureaus. The Company also administers certain operating functions for the Existing Banks where cost savings can be achieved. Included in such operations are regulatory compliance, personnel, and internal audit functions. The Company's costs associated with the performance of such services are allocated between the Existing Banks based on each Bank's total assets.

THE NEW BANKS

     The Company intends to open the Belton Bank and the Newberry Bank in traditional de novo fashion, capitalizing the banks with $3.5 million and $3.3 million, respectively, and seeking local deposits to fund loan growth. The Company, however, intends to capitalize the Barnwell Bank with $7.0 million and for the Barnwell Bank to acquire the five Carolina First Branches. As of September 30, 1996, the Carolina First Branches had approximately $53.1 million in deposits and $17.4 million in loans. The Company anticipates that this acquisition will be consummated by the end of the first quarter of 1997. See "Risk Factors -- General Risks of the Acquisition of the Carolina First Branches" and " -- No Assurance of Obtaining Regulatory Approvals for the New Banks."

     Each New Bank will engage in the commercial banking business in their respective communities. The Company believes that there is a need for, and that the Barnwell, Belton, and Newberry communities will support, a new locally operated community bank in their respective counties. Although the Company could obtain a banking presence in the Barnwell, Belton, or Newberry markets by opening a branch office of one of the Existing Banks there, management of the Company believes that separate banks with their own local boards of directors and their own policies, tailored to the local market, is a preferable approach. Each New Bank will provide personalized banking services, with emphasis on the financial needs and objectives of individuals and small to medium-sized businesses. Additionally, substantially all credit and related decisions will be made by the Bank's local management and board of directors, thereby facilitating prompt response. Each New Bank will emphasize a commitment to the industrial and business growth of its primary market area.

     The principal business of each New Bank will be to accept deposits from the public and to make loans and other investments. Each New Bank intends to offer the same full range of deposit and other services that are currently offered by the Existing Banks. See "The Existing Banks." The principal sources of funds for each New Bank's loans and investments are expected to be demand, time, savings and other deposits, repayment of loans, and borrowings. In addition, a portion of the net proceeds of this Offering, once contributed to the capital of each New Bank, will be used by each New Bank to fund loans. The principal source of income for each New Bank is expected to be interest collected on loans and other investments. The principal expenses of each New Bank are expected to be interest paid on savings and other deposits, employee compensation, office expenses, and other overhead expenses. Initially, the New Banks will not offer trust or fiduciary services.

     Each New Bank will use facilities of the Company for data processing which should result in a significant monetary savings for each New Bank. The Company owns its computer and item-sorting equipment. The capacity of such equipment considerably exceeds the initial needs of the Existing Banks, and therefore, the Company will be able to provide data processing services to the New Banks. Presently, financial institutions in South Carolina that elect not to install on-premises data processing capability purchase data processing services from service bureaus. The Company will be able to offer such services to the New Banks upon terms that management believes would be competitive with those offered by such service bureaus. It is likely that the Banks will also elect to jointly administer certain operating functions between themselves where cost savings can be achieved. Included in possible shared operations are regulatory compliance, accounts payable, personnel, and internal audit functions.

LENDING ACTIVITIES

     GENERAL. Through the Banks, the Company offers a range of lending services, including real estate, consumer, and commercial loans, to individuals and small business and other organizations that are located in or conduct a substantial portion of their business in the Banks' market areas. The Company's total loans at September 30, 1996, were $76.0 million, or 75.0% of total earning assets. The interest rates charged on loans vary with the degree of risk, maurity, and amount of the loan, and are further subject to competitive pressures, money market rates, availability of funds, and government regulations. The Company has no foreign loans or loans for highly leveraged transactions.

     The Company's primary focus has been on commercial and installment lending to individuals and small to medium-sized businesses in its market areas, as well as residential mortgage loans. These loans totaled approximately $54.6 million, and constituted approximately 86.5% of the Company's loan portfolio, at December 31, 1995.

     The following table sets forth the composition of the Company's loan portfolio for each of the five years in the period ended December 31, 1995.

                                LOAN COMPOSITION
                             (DOLLARS IN THOUSANDS)

                                                                                             DECEMBER 31,
                                                                           1991       1992       1993       1994       1995
Commercial, financial and agricultural.................................     38.41%     25.90%     23.94%     24.19%     21.12%
Real estate:
  Construction.........................................................     10.76       6.48      25.89      11.68      13.42
  Mortgage:
     Residential.......................................................     27.97      32.32      25.22      29.62      35.62
     Commercial(1).....................................................     15.02      27.79      16.81      26.57      22.45
Consumer and other.....................................................      7.84       7.51       8.14       7.94       7.39
       Total loans.....................................................    100.00%    100.00%    100.00%    100.00%    100.00%
       Total loans (dollars)...........................................   $28,412    $34,493    $44,634    $50,565    $63,204

(1) The majority of these loans are made to operating businesses where real property has been taken as additional collateral.

CREDIT PROCEDURES AND REVIEW

     LOAN APPROVAL. Certain credit risks are inherent in making loan. These include prepayment risks, risks resulting from uncertainties in the future value of collateral, risks resulting from changes in economic and industry conditions, and risks inherent in dealing with individual borrowers. In particular, longer maturities increase the risk that economic conditions will change and adversely affect collectibility. The Company attempts to minimize loan losses through various means and uses standardized underwriting criteria. These means include the use of policies and procedures including officer and customer lending limits, and loans in excess of certain limits must be approved by the Board of Directors of the relevant Banks.

     LOAN REVIEW. The company has a continuous loan review process designed to promote early identification of credit quality problems. All loan officers are charged with the responsibility of reviewing all past due loans in their respective portfolios. Each of the Banks establishes watch lists of potential problem loans.

DEPOSITS

     The principal sources of funds for the Banks are core deposits, consisting of demand deposits, interest-bearing transaction accounts, money market accounts, saving deposits, and certificates of deposit. Transaction accounts include checking and negotiable order of withdrawal (NOW) accounts which customers use for cash management and which provide the Banks with a source of fee income and cross-marketing opportunities, as well as a low-cost source of funds. Time and savings accounts also provide a relatively stable source of funding. The largest source of funds for the Banks is certificates of deposit. Certificates of deposit in excess of $100,000 are held primarily by customers in the Banks' market areas. Deposit rates are set weekly by senior management of each of the Banks, subject to approval by management of the Company. Management believes that the rates the Banks offer are competitive with other institutions in the Banks' market areas.

COMPETITION

     Banks generally compete with other financial institutions through the selection of banking products and services offered, the pricing of services, the level of service provided, the convenience and availability of services and the degree of expertise and the personal manner in which services are offered. South Carolina law permits statewide branching by banks and savings institutions, and many financial institutions in the state have branch networks. Consequently, commercial banking in South Carolina is highly competitive. South Carolina law also permits regional interstate banking whereby bank holding companies in certain southeastern states are allowed to acquire depository institutions within South Carolina. Many large banking organizations currently operate in the respective market areas of the Banks, several of which are controlled by out-of-state ownership. In addition, competition between commercial banks and thrift institutions (savings institutions and credit unions) has been intensified significantly by the elimination of many previous distinctions between the various types of financial institutions and the expanded powers and increased activity of thrift institutions in areas of banking which previously had been the sole domain of commercial banks. Recent legislation, together with other regulatory changes by the primary regulators of the various financial institutions, has resulted in the almost total elimination of practical distinctions between a commercial bank and a thrift institution. Consequently, competition among financial institutions of all types is largely unlimited with respect to legal ability and authority to provide most financial services. Furthermore, as a consequence of legislation recently enacted by the United States Congress, out-of-state banks not previously allowed to operate in South Carolina will be allowed to commence operations and compete in the Banks' primary service areas if the South Carolina legislature does not elect to limit the reach of such federal legislation within South Carolina. See "Government Supervision and Regulation -- Interstate Banking."

     Each of the Banks faces increased competition from both federally-chartered and state-chartered financial and thrift institutions, as well as credit unions, consumer finance companies, insurance companies and other institutions in the Banks' respective market areas. Some of these competitors are not subject to the same degree of regulation and restriction imposed upon the Banks. Many of these competitors also have broader geographic markets and substantially greater resources and lending limits than the Banks and offer certain services such as trust banking that the Banks, other than the Greenwood Bank, do not currently provide. In addition, many of these competitors have numerous branch offices located throughout the extended market areas of the Banks that the Company believes may provide these competitors with an advantage in geographic convenience that the Banks do not have at present. Such competitors may also be in a position to make more effective use of media advertising, support services, and electronic technology than can the Banks.

     Currently there are five other commercial banks, two savings institutions, and seven credit unions operating in the Greenwood Bank's primary service area, and six other commercial banks, no savings institutions, and one credit union operating in the Clemson Bank's primary service area. Currently there are two other commercial banks, two savings institutions, and one credit union operating in the Belton Bank's primary service area; four other commercial banks, one savings institution, and one credit union operating in the Newberry Bank's primary service area; and two other commercial banks, one savings institution, and one credit union operating in the Barnwell Bank's primary service area.

LEGAL PROCEEDINGS

     In the ordinary course of operations, the Company and the Banks are parties to various legal proceedings. Management does not believe that there is any pending or threatened proceeding against the Company or any of the Banks which, if determined adversely, would have a material effect on the business, results of operations, or financial position of the Company or any of the Banks.

                     GOVERNMENT SUPERVISION AND REGULATION

GENERAL

     On September 4, 1996, the organizers of the Belton Bank received conditional approval from the State Board for a state bank charter for the Belton Bank. On November 26, 1996, the organizers of the Barnwell Bank amended their application to the State Board for approval of a state bank charter for the Barnwell Bank. The Company anticipates that the State Board review and approval process will be completed for the Belton Bank and the Barnwell Bank during the first quarter of 1997. The Company is in the process of applying to the State Board and the Federal Reserve Board to acquire the New Banks as well as applying for deposit insurance. The Company anticipates that the organizers of the Newberry Bank will apply to the State Board for approval of a state bank charter for the Newberry Bank prior to the end of the first quarter of 1997.

     The Company and the Banks are subject to an extensive collection of state and federal banking laws and regulations which impose specific requirements and restrictions on, and provide for general regulatory oversight with respect to, virtually all aspects of the Company's and the Banks' operations. The Company and the Banks are also affected by government monetary policy and by regulatory measures affecting the banking industry in general. The actions of the Federal Reserve System affect the money supply and, in general, the Banks' lending abilities in increasing or decreasing the cost and availability of funds to the Banks. Additionally, the Federal Reserve System regulates the availability of bank credit in order to combat recession and curb inflationary pressures in the economy by open market operations in United States government securities, changes in the discount rate on member bank borrowings, changes in the reserve requirements against bank deposits and limitations on interest rates which banks may pay on time and savings deposits.

     During 1989 and 1991, the United States Congress enacted two major pieces of banking legislation: The Financial Institutions Reform, Recovery and Enforcement Act of 1989 ("FIRREA") and the Federal Deposit Insurance Corporation Improvement Act of 1991 ("FDICIA"). FIRREA and FDICIA have significantly changed the commercial banking industry through, among other things, revising and limiting the types and amounts of investment authority, significantly increasing minimum regulatory capital requirements, and broadening the scope and power of federal bank and thrift regulators over financial institutions and affiliated persons in order to protect the deposit insurance funds and depositors. These laws, and the resulting implementing regulations, have subjected the Banks and the Company to extensive regulation, supervision and examination by the FDIC. This change has resulted in increased administrative, professional and compensation expenses in complying with a substantially increased number of new regulations and policies. The regulatory structure created by these laws gives the regulatory authorities extensive authority in connection with their supervisory and enforcement activities and examination policies.

     The following is a brief summary of certain statutes, rules and regulations affecting the Company and the Banks. This summary is qualified in its entirety by reference to the particular statutory and regulatory provisions referred to below and is not intended to be an exhaustive description of the statutes or regulations applicable to the business of the Company and the Banks. Any change in applicable laws or regulations may have a material adverse effect on the business and prospects of the Company and the Banks.

THE COMPANY

     The Company is a bank holding company within the meaning of the Federal Bank Holding Company Act of 1956, as amended (the "BHCA"), and the South Carolina Banking and Branching Efficiency Act of 1996, as amended (the "South Carolina Act"). The Company is registered with both the Federal Reserve System and the State Board. The Company is required to file with both of these agencies annual reports and other information regarding its business operations and those of its subsidiaries. It is also subject to the supervision of, and to regular examinations by, these agencies.

     The BHCA requires every bank holding company to obtain the prior approval of the Federal Reserve Board before (i) it or any of its subsidiaries (other than a bank) acquires substantially all of the assets of any bank, (ii) it acquires ownership or control of any voting shares of any bank if after such acquisition it would own or control, directly or indirectly, more than 5% of the voting shares of such bank, or (iii) it merges or consolidates with any other bank holding company. Under the South Carolina Act, it is unlawful without the prior approval of the South Carolina Board for any South Carolina bank holding company (i) to acquire direct or indirect ownership or control of more than 5% of the voting shares of any bank or any other bank holding company, (ii) to acquire all or substantially all of the assets of a bank or any other bank holding company, or (iii) to merge or consolidate with any other bank holding company.

     The BHCA and the Federal Change in Bank Control Act, together with regulations promulgated by the Federal Reserve Board, require that, depending on the particular circumstances, either the Federal Reserve Board's approval must be obtained or notice must be furnished to the Federal Reserve Board and not disapproved prior to any person or company acquiring control of a bank holding company, such as the Company, subject to certain exemptions for certain transactions.

     Under the BHCA, a bank holding company is generally prohibited from engaging in, or acquiring direct or indirect control of more than 5% of the voting shares of any company engaged in, nonbanking activities, unless the Federal Reserve Board, by order or regulation, has found those activities to be so closely related to banking or managing or controlling banks as to be a proper incident thereto. Some of the activities that the Federal Reserve Board has determined by regulation to be proper incidents to the business of a bank holding company include making or servicing loans and certain types of leases, engaging in certain insurance and discount brokerage activities, performing certain data processing services, acting in certain circumstances as a fiduciary or investment or financial adviser, owning savings associations and making investments in certain corporations or projects designed primarily to promote community welfare. The Company is also restricted in its activities by the provisions of the Glass-Steagall Act of 1933, which prohibits the Company from owning subsidiaries that are engaged principally in the issue, flotation, underwriting, public sale or distribution of securities. The regulatory requirements to which the Company is subject also set forth various conditions regarding the eligibility and qualifications of its directors and officers.

THE BANKS

     The operations of the Greenwood Bank are, and the New Banks will be, subject to various statutory requirements and rules and regulations promulgated and enforced primarily by the State Board, the Federal Reserve System, and the FDIC. As a South Carolina-chartered banking corporation with FDIC deposit insurance, the Clemson Bank is also subject to various statutory requirements and rules and regulations promulgated and enforced primarily by the State Board and the FDIC. The State Board and the FDIC regulate or monitor all areas of the Existing Banks', and will regulate and monitor the areas of the New Banks', respective operations, including security devices and procedures, adequacy of capitalization and loss reserves, loans, investments, borrowings, deposits, mergers, issuances of securities, payment of dividends, interest rates payable on deposits, interest rates or fees chargeable on loans, establishment of branches, corporate reorganizations, maintenance of books and records, and adequacy of staff training to carry on safe lending and deposit gathering practices.

     The Federal Reserve and FDIC also require the Banks to maintain certain capital ratios (see "Federal Capital Regulations"), and the provisions of the Federal Reserve Act require the Greenwood Bank and the New Banks to observe certain restrictions on any extensions of credit to the Company, or with certain exceptions, other affiliates, on investments in the stock or other securities of other banks, and on the taking of such stock or securities as collateral on loans to any borrower. In addition, the Banks are prohibited from engaging in certain tie-in arrangements in connection with any extension of credit, or the providing of any property or service. The regulatory requirements to which the Banks are subject also set forth various conditions regarding the eligibility and qualification of its of directors and officers.

DIVIDENDS

     Although the Company is not presently subject to any direct legal or regulatory restrictions on dividends (other than the South Carolina state business corporation law requirements that dividends may be paid only if such payment would not render the Company insolvent or unable to meet its obligations as they come due), the Company's ability to pay cash dividends will depend entirely upon the amount of dividends paid by each of the Banks and any other subsequently acquired entities. The Banks are subject to regulatory restrictions on the payment of dividends, including the prohibition of payment of dividends from each Bank's capital. All dividends of the Banks must be paid out of the respective undivided profits then on hand, after deducting expenses, including losses and bad debts. In addition, as a member of the Federal Reserve System, the Greenwood Bank is prohibited from declaring a dividend on its shares of common stock until its surplus equals its stated capital, unless there has been transferred to surplus no less than one-tenth of such bank's net profits of the preceding two consecutive half-year periods (in the case of an annual dividend) and the approval of the Federal Reserve Board is required if the total of all dividends declared by the Greenwood Bank in any calendar year exceeds the total of its net profits for that year combined with the Greenwood Bank's retained net profits for the preceding two years, less any required transfers to surplus. The Banks are subject to various other federal and state regulatory restrictions on the payment of dividends, including receipt of the approval of the South Carolina Commissioner of Banking prior to paying dividends to the Company.

FIRREA

     FIRREA was enacted on August 9, 1989, and has had a significant impact on the operations of all financial institutions, including the Banks. FIRREA, among other things, abolished the Federal Savings and Loan Insurance Corporation and established two new insurance funds under the jurisdiction of the FDIC: the Savings Association Fund and the Bank Insurance Fund (see "FDIC Regulations"). FIRREA also imposed, with certain exceptions, a "cross guaranty" on the part of commonly controlled depository institutions such as the Banks. Under this provision, if one depository institution subsidiary of a multi-bank holding company fails or requires FDIC assistance, the FDIC may assess a commonly controlled depository institution for the estimated losses suffered by the FDIC. Consequently, each of the Banks is subject to assessment by the FDIC related to any loss suffered by the FDIC arising out of the operations of the other Bank. The FDIC's claim is junior to the claims of nonaffiliated depositors, holders of secured liabilities, general creditors and subordinated creditors but is superior to the claims of shareholders.

FDIC REGULATIONS

     The FDIC establishes rates for the payment of premiums by federally insured banks and thrifts for deposit insurance. Deposits in the Banks are insured by the FDIC up to a maximum amount (generally $100,000 per depositor, subject to aggregation rules), and the FDIC maintains an insurance fund for commercial banks with insurance premiums from the industry used to offset losses from insurance payouts when banks fail. The Existing Banks pay, and the New Banks will pay, premiums to the FDIC on their deposits. In 1993, the FDIC adopted a rule which establishes a risk-based deposit insurance premium system for all insured depository institutions, including the Banks. Under the 1993 rule, a depository institution pays to the FDIC a premium of from $0.00 to $0.31 per $100 of insured deposits depending on its capital levels and risk profile, as determined by its primary federal regulator on a semi-annual basis. During 1996, each Existing Bank's assessment rate was $500 per quarter for insured deposits.

FEDERAL CAPITAL REGULATIONS

     In an effort to achieve a measure of capital adequacy that is more sensitive to the individual risk profiles of financial institutions, pursuant to the provisions of the FDICIA, the Federal Reserve Board, the FDIC, and other federal banking agencies have adopted risk-based capital adequacy guidelines for banking organizations insured by the FDIC, including each of the Banks. These guidelines redefine traditional capital ratios to take into account assessments of risks related to each balance sheet category, as well as off-balance sheet financing activities. The guidelines define a two-tier capital framework. Tier 1 capital consists of common and qualifying preferred shareholders' equity, less goodwill and other adjustments. Tier 2 capital consists of mandatory convertible, subordinated and other qualifying term debt, preferred stock not qualifying for Tier 1, and the allowance for credit losses up to 1.25% or risk-weighted assets. Under the guidelines, institutions must maintain a specified minimum ratio of "qualifying" capital to risk-weighted assets. At least 50% of an institution's qualifying capital must be "core" or "Tier 1" capital, and the balance may be "supplementary" or "Tier 2" capital. The guidelines imposed on the Company and the Banks include a minimum leverage ratio standard of capital adequacy. The leverage standard requires top-rated institutions to maintain a minimum Tier 1 capital to assets ratio of 3%, with institutions receiving less than the highest rating required to maintain a minimum ratio of 4% or greater, based upon their particular circumstances and risk profiles. As of December 31, 1995, the guidelines require achievement of a minimum ratio of total capital to risk-weighted assets of 8% and a minimum ratio of Tier 1 capital risk-weighted assets of 4%.

     Each of the Company's and Existing Bank's leverage and risk-based capital ratios at September 30, 1996, exceeded their respective fully phased-in minimum requirements.

OTHER REGULATIONS

     Interest and certain other charges collected or contracted for by the Banks are subject to state usury laws and certain federal laws concerning interest rates. The Banks' loan operations are also subject to certain federal laws applicable to credit transactions, such as the federal Truth-In-Lending Act governing disclosures of credit terms to consumer borrowers, the Community Reinvestment Act of 1977 requiring financial institutions to meet their obligations to provide for the total credit needs of the communities they serve, including investing their assets in loans to low- and moderate-income borrowers, the Home Mortgage Disclosure Act of 1975 requiring financial institutions to provide information to enable public officials to determine whether a financial institution is fulfilling its obligations to help meet the housing needs of the community it serves, the Equal Credit Opportunity Act prohibiting discrimination on the basis of race, creed or other prohibited factors in extending credit, the Fair Credit Reporting Act governing the manner in which consumer debts may be collected by collection agencies, and the rules and regulations of the various federal agencies charged with the responsibility of implementing such federal laws. The deposit operations of the Banks also are subject to the Right to Financial Privacy Act, which imposes a duty to maintain confidentiality of consumer financial records and prescribes procedures for complying with administrative subpoenas of financial records, and the Electronic Funds Transfer Act and Regulation E issued by the Federal Reserve Board to implement that Act, which govern automatic deposits to and withdrawals from deposit accounts and customers' rights and liabilities arising from the use of automated teller machines and other electronic banking services.

INTERSTATE BANKING

     On September 29, 1994, the federal government enacted the Riegle-Neal Interstate Banking and Branching Efficiency Act of 1994 (the "1994 Act"). The provisions of the 1994 Act became effective on September 29, 1995, at which time eligible bank holding companies in any state were permitted, with Federal Reserve Board approval, to acquire banking organizations in any other state. As such, all existing regional compacts and substantially all existing regional limitations on interstate acquisitions of banking organizations have been eliminated.

     The 1994 Act also removed substantially all of the existing prohibitions on interstate branching by banks. On and after June 1, 1997, a bank operating in any state may establish one or more branches within any other state without, as then required, the establishment of a separate banking structure within the other state. Interstate branching is allowed earlier than the automatic phase-in date of June 1, 1997, as long as the legislatures of both states involved have adopted statutes expressly permitting such branching to take place at an earlier date.

     On May 7, 1996, South Carolina adopted the South Carolina Act which became effective on July 1, 1996. The South Carolina Act permits the acquisition of South Carolina banks and bank holding companies by, and mergers with, out-of-state banks and bank holding companies with the prior approval of the State Board. The South Carolina Act also permits South Carolina state banks, with prior approval of the State Board, to operate branches outside the State of South Carolina. Although the 1994 Act has the potential to increase the number of competitors in the marketplace of each of the Banks, the Company cannot predict the actual impact of such legislation on the competitive position of the Banks.

                                   MANAGEMENT

     Currently, the Company's Board of Directors includes fifteen directors. The Company's practice is for the Chairman of the Board and President of each Bank to be elected or appointed to the Company's Board of Directors, and William G. Stevens, the President of the Company, to serve on each Bank's Board of Directors.

EXECUTIVE OFFICERS AND DIRECTORS OF THE COMPANY

     The following sets forth certain information regarding the Company's executive officers and directors as of the date of this Prospectus. The Company's Articles of Incorporation provide for a classified Board of Directors, so that, as nearly as possible, one-third of the directors are elected each year to serve three-year terms. Executive officers of the Company serve at the discretion of the Company's Board of Directors.

NAME                                                AGE    POSITION
William G. Stevens...............................    51    President, Chief Executive Officer and Director
James H. Stark...................................    61    Chief Financial Officer and Secretary
Patricia C. Edmonds..............................    42    Assistant Secretary and Director
Charles J. Rogers................................    64    Chairman of the Board
David P. Allred..................................    58    Director
Robert C. Coleman................................    51    Director
John W. Drummond.................................    77    Director
Wayne Q. Justesen, Jr............................    50    Director
Thomas C. Lynch, Jr..............................    61    Director
H. Edward Munnerlyn..............................    53    Director
George B. Park...................................    46    Director
Joseph H. Patrick, Jr............................    53    Director
Donna W. Robinson................................    49    Director
George D. Rodgers................................    52    Director
Thomas E. Skelton................................    66    Director
Lex D. Walters...................................    58    Director

     WILLIAM G. STEVENS has served as President and Chief Executive Officer of the Company since April 1988 and of the Greenwood Bank since January 1989. He was employed by NCNB National Bank of South Carolina (formerly Bankers Trust) for eighteen years prior to 1987.

     JAMES H. STARK has served as Chief Financial Officer of the Company since September 1988 and as Senior Vice President, Cashier, and Secretary of the Greenwood Bank since January 1989.

     PATRICIA C. EDMONDS has served as Executive Director of the Upper Savannah Council of Governments since March 1990 and served as its Assistant Director from 1984 to March 1989.

     CHARLES J. ROGERS has served as Chairman of the Board of Directors of the Company since January 1989. He has served as President of The Organizational Paths Company, a consulting firm for organizational strategies, since July 1993. Mr. Rogers served as team leader of the Greenwood Plant of the Monsanto Chemical Company from 1982 until June 1993.

     DAVID P. ALLRED is a medical doctor who has been in private practice in Saluda, North Carolina since April 1994 and was in private practice in Beaufort, South Carolina from July 1990 to December 1993. From September 1988 to July 1990, he was employed by the Medical University of South Carolina. From 1971 through August 1988, he was in private medical practice in Greenwood, South Carolina.

     ROBERT C. COLEMAN has owned and has served as President of Coleman Realty Company since 1976.

     JOHN S. DRUMMOND has owned and operated Drummond Oil Company since 1960 and has served as a member of the South Carolina Senate since 1964.

     WAYNE Q. JUSTESEN, JR. has been employed by Greenwood Mills, Inc. ("GMI"), a textile manufacturer, since 1978 and has served as Secretary and General Counsel of GMI since 1983.

     THOMAS C. LYNCH, JR. has served as a pharmacist and as President of Lynch Drug Company, a retail pharmacy in Clemson, South Carolina, since 1963.

     H. EDWARD MUNNERLYN has served as President and owner of Munnerlyn Company, a corporate apparel and uniforms company, since January 1989. Prior to 1989 he was employed by GMI for twenty years and was Executive Vice President when he left GMI in 1988.

     GEORGE B. PARK has served as President and Chief Executive Officer of Otis
S. Twilley Seed Company, Inc., a mail order seed company, since August 1993, and as President and owner of Hopewood, Inc., a seed distribution company, since April 1993. From April 1993 to August 1992, Mr. Park served as Managing Director of K. Sahin Zaden, B.V., a flower seed breeding and production company. Prior to 1989, he was co-owner, Vice President and Corporate Secretary of George W. Park Seed Company.

     JOSEPH H. PATRICK, JR. has served as President and co-owner of Southern Brick Company from 1984 to January 1996 and as President of Southern Resource, Inc. since January 1996.

     DONNA W. ROBINSON has been employed as President and Chief Executive Officer of the Clemson Bank since June 1995. Between September 1994 and June 1994, she was employed by the Company primarily to assist in matters relating to the organization of the Clemson Bank. Prior to September 1994, she served as a Vice President of Wachovia Bank of South Carolina and had been employed by such bank or its predecessor banks since 1973.

     GEORGE D. RODGERS has served as the President and owner of Palmetto Insurance Agency, Inc. in Clemson, South Carolina since 1985.

     THOMAS E. SKELTON has served as a professor at Clemson University since 1969, and since 1992 has served as head of the Clemson University Entomology Department.

     LEX D. WALTERS has served as President of Piedmont Technical College since 1968.

DIRECTORS OF THE GREENWOOD BANK

     The following sets forth certain information regarding the Greenwood Bank's directors as of the date of this Prospectus. Directors of the Greenwood Bank serve until the next annual meeting of shareholders and until their successors are duly elected and shall have qualified. Executive officers of the Greenwood Bank serve at the discretion of the Greenwood Bank's Board of Directors.

NAME                                                       AGE    POSITION
William G. Stevens......................................    51    President, Chief Executive Officer and Director
Charles J. Rogers.......................................    64    Chairman of the Board
David P. Allred.........................................    58    Director
Robert C. Coleman.......................................    51    Director
John W. Drummond........................................    77    Director
Patricia C. Edmonds.....................................    42    Director
Wayne Q. Justesen, Jr...................................    50    Director
H. Edward Munnerlyn.....................................    53    Director
George B. Park..........................................    46    Director
Joseph H. Patrick, Jr...................................    53    Director
Lex D. Walters..........................................    58    Director

DIRECTORS OF THE CLEMSON BANK

     The following sets forth certain information regarding the Clemson Bank's directors as of the date of this Prospectus. Directors of the Clemson Bank serve until the next annual meeting of shareholders and until their successors are duly elected and shall have qualified. Executive officers of the Clemson Bank serve at the discretion of the Clemson Bank's Board of Directors.

NAME                                                       AGE    POSITION
Donna W. Robinson.......................................    49    President, Chief Executive Officer and Director
Thomas C. Lynch, Jr.....................................    61    Chairman of the Board
Benson L. Bagwell.......................................    53    Director
Donald S. Chamberlain...................................    61    Director
William E. Dukes........................................    67    Director
Jan S. Fredman..........................................    39    Director
Robert C. Hubbard, III..................................    50    Director
Suzanne E. Morse........................................    50    Director
Ethel C. Pettigrew......................................    43    Director
George D. Rodgers.......................................    52    Director
Thomas E. Skelton.......................................    66    Director
William G. Stevens......................................    51    Director
Joseph J. Turner, Jr....................................    47    Director
Monica Zielinski........................................    62    Director

ORGANIZERS AND PROPOSED DIRECTORS OF THE BARNWELL BANK

     The following sets forth certain information regarding the organizers and the proposed directors of the Barnwell Bank as of the date of this Prospectus. In addition to the following individuals, William G. Stevens, the President of the Company and of the Greenwood Bank, will serve as a director of the Barnwell Bank.

NAME                                                       AGE    POSITION
Marshall L. Martin, Jr..................................    42    President, Chief Executive Officer and Director
Clinton C. Lemon, Jr....................................    52    Chairman of the Board
Richard E. Boyles.......................................    37    Director
Albert L. Carroll.......................................    66    Director
Peggy C. Collins........................................    60    Director
Martin O'Neal Laird (1).................................    52    Director
Miles Loadholt..........................................    53    Director
Leonard W. Mills (1)....................................    60    Director
Susan P. Moskow.........................................    42    Director
Michael W. Nix (1)......................................    32    Director
J. Samuel Plexico.......................................    42    Director
Carolyne S. Williams....................................    49    Director
W. Allen Woods..........................................    47    Director

(1) The Company anticipates that such individuals will not serve as directors of the Barnwell Bank upon the opening of the Barnwell Bank, but will serve in such capacity in the future upon regulatory approval.

     MARSHALL L. MARTIN, JR. has been employed by the Company since October 1996 primarily to assist in matters relating to the organization of the Barnwell Bank and to serve as President and Chief Executive Officer of the Barnwell Bank. Prior to that time, he served as Vice President of NationsBank, N.A. and had been employed by such bank or its predecessor banks since 1977.

ORGANIZERS AND PROPOSED DIRECTORS OF THE BELTON BANK

     The following sets forth certain information regarding the organizers and the proposed directors of the Belton Bank as of the date of this Prospectus. In addition to the following individuals, William G. Stevens, the President of the Company and of the Greenwood Bank, will serve as a director of the Belton Bank.

NAME                                                       AGE    POSITION
James A. Lollis.........................................    52    President, Chief Executive Officer and Director
James M. Horton.........................................    51    Chairman of the Board
Harold Clinkscales, Jr..................................    44    Director
Patsy T. Daniel.........................................    54    Director
Thomas M. Dixon.........................................    32    Director
D. Michael Greer........................................    41    Director
Kenneth B. Heller.......................................    45    Director
Dianne G. Henderson.....................................    51    Director
D. Brian Holliday.......................................    36    Director
B. Marshall Keys........................................    45    Director
Paul R. Marshall........................................    40    Director
Patrick B. O'Dell.......................................    42    Director

     JAMES A. LOLLIS has been employed by the Company since May 1996 primarily to assist in matters relating to the organization of the Belton Bank and to serve as President and Chief Executive Officer of the Belton Bank. Prior to that time, he served as Vice President/Data Processing Manager of First United Bancorporation, Anderson, South Carolina and had been employed by such bank holding company since May 1990.

ORGANIZERS AND PROPOSED DIRECTORS OF THE NEWBERRY BANK

     The following sets forth certain information regarding the organizers and the proposed directors of the Newberry Bank as of the date of this Prospectus. In addition to the following individuals, William G. Stevens, the President of the Company and of the Greenwood Bank, will serve as a director of the Newberry Bank.

NAME                                                       AGE    POSITION
William F. Steadman.....................................    42    President, Chief Executive Officer and Director
Earl H. Bergen..........................................    76    Chairman of the Board
W. Edgar Baker..........................................    54    Director
Betty F. Barber.........................................    65    Director
Warren Cousins..........................................    67    Director
Ronnie W. Cromer........................................    49    Director
Rodney S. Griffin.......................................    48    Director
William P. Kunkle.......................................    64    Director
William W. Riser, Jr....................................    77    Director
William B. Rush.........................................    43    Director

     WILLIAM F. STEADMAN has been employed by the Company since October 1996 primarily to assist in matters relating to the organization of the Newberry Bank and to serve as President and Chief Executive Officer of the Newberry Bank. Prior to that time, he served as Vice President Commercial Lending of The Bankers Bank of Atlanta, Georgia and had been employed by such bank or its predecessor banks since January 1996 and as President of Davidson Savings Bank, Lexington, North Carolina from 1985 until January 1995.

OWNERSHIP OF THE COMMON STOCK

     As of the date of this Prospectus, the executive officers and directors of the Company and the Existing Banks own in the aggregate 278,794 shares of Common Stock and in the aggregate own options to purchase an additional 339,360 shares of Common Stock. These individuals may, but are not obligated to, purchase additional shares of Common Stock in this Offering. In addition, the organizers of the New Banks have indicated that they intend, but are not obligated to, purchase an aggregate of approximately 285,000 shares of Common Stock in the Offering (representing approximately 19.5% of the shares of Common Stock offered hereby). After the completion of the Offering, the Company anticipates that no employee, executive officer, or director of the Company or the Banks will beneficially own more than 5% of the outstanding Common Stock of the Company.

                           DESCRIPTION OF SECURITIES

     The authorized capital stock of the Company is 12,000,000 shares, consisting of 10,000,000 shares of Common Stock, par value $1.00 per share, and 2,000,000 shares of a special class of stock, par value $1.00 per share, the rights and preferences of which may be designated as the Board of Directors may determine (the "Undesignated Stock"). As of the date of this Prospectus, 1,219,109 shares of Common Stock were outstanding and were held of record by approximately 1,340 shareholders. After the completion of this Offering, there will be 2,684,109 shares of Common Stock outstanding. No shares of Undesignated Stock are currently outstanding.

COMMON STOCK

     Subject to the rights of the holders of any outstanding shares of Undesignated Stock and any restrictions that may be imposed by any lender to the Company, holders of Common Stock are entitled to receive ratably such dividends, if any, as may be declared by the Board of Directors out of funds legally available therefor. See "Dividend Policy." In the event of the liquidation, dissolution or winding up of the Company, holders of Common Stock are entitled to share ratably, based on the number of shares held, in the assets, if any, remaining after payment of all of the Company's debts and liabilities and the liquidation preference of any outstanding series of Undesignated Stock.

     Holders of Common Stock are entitled to one vote per share for each share held of record on any matter submitted to the holders of Common Stock for a vote. Because holders of Common Stock do not have cumulative voting rights with respect to the election of directors, the holders of a majority of the shares of Common Stock represented at a meeting can elect all of the directors. Holders of Common Stock do not have preemptive or other rights to subscribe for or purchase any additional shares of capital stock issued by the Company or to convert their Common Stock into any other securities. There are no redemption or sinking fund provisions applicable to the Common Stock.

UNDESIGNATED STOCK

     The Company's authorized shares of Undesignated Stock may be issued in one or more series, and the Board of Directors is authorized, without further action by the shareholders, to designate the rights, preferences, limitations and restrictions of and upon shares of each series, including dividend, voting, redemption and conversion rights. The Board of Directors also may designate par value, preferences in liquidation, as well as any sinking fund terms and the number of shares constituting any series or the designation of such series. The Company believes that the availability of Undesignated Stock issuable in series will provide increased flexibility for structuring possible future financings and acquisitions, if any, and in meeting certain other corporate needs. It is not possible to state the actual effect of the authorization and issuance of any series of Undesignated Stock upon the rights of holders of Common Stock until the Board of Directors determines the specific terms, rights and preferences of a series of Undesignated Stock. However, such effects might include, among other things, restricting dividends on the Common Stock, diluting the voting power of the Common Stock, or impairing liquidation rights of such shares without further action by holders of the Common Stock. In addition, the Board of Directors is authorized at any time to issue Undesignated Stock with voting, conversion or other features that may have the effect of impeding or discouraging a merger, tender offer, proxy contest, the assumption of control by a holder of a large block of the Company's securities or the removal of incumbent management. Issuance of Undesignated Stock could also adversely affect the market price of the Common Stock. The Company has no present plan to issue any shares of Undesignated Stock.

DIRECTOR LIABILITY

     The Articles provide that every person who was or is a party to, or is threatened to be made a party to, or is otherwise involved in, any action, suit, or proceeding, whether civil, criminal, administrative, or investigative, by reason of the fact that such person or a person of whom such person is the legal representative is or was a director or officer of the Company or is or was serving at the request of the Company or for the Company's benefit as a director or officer of another corporation, or as the Company's representative in a partnership, joint venture, trust, or other enterprise, shall be indemnified and held harmless to the fullest extent legally permissible under and pursuant to the South Carolina Business Corporation Act of 1988, as amended, against all expenses, liabilities, and losses (including without limitation attorneys' fees, judgments, fines, and amounts paid or to be paid in settlement) reasonably incurred or suffered by such person in connection therewith. Such right of indemnification is provided as a contractual right that may be enforced in any manner desired by such person.

     Insofar as indemnification for liabilities under the Securities Act may be permitted to directors, officers and controlling persons of the Company pursuant to the provisions in the Articles described above, or otherwise, the Company has been advised that in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Company of expenses incurred or paid by a director, officer or controlling person in connection with the securities being registered) the Company will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

     Under the Articles, the Board of Directors is also entitled to cause the Company to purchase and maintain insurance on behalf of any person who is or was a director or officer of the Company, or is or was serving at the request of the Company as a director or officer of another corporation, or as the Company's representative in a partnership, joint venture, trust, or other enterprise, against any liability asserted against such person and incurred in any such capacity or arising out of such status, whether or not the Company would have the power to indemnify such person.

CHANGE OF CONTROL

     GENERAL. The Articles and Bylaws of the Company and the Code of Laws of South Carolina of 1976, as amended (the "South Carolina Code"), contain certain provisions designed to enhance the ability of the Board of Directors to deal with attempts to acquire control of the Company. These provisions, as well as the right of the Board of Directors to designate the features of and issue shares of Undesignated Stock without a shareholder vote, may be deemed to have an anti-takeover effect and may discourage takeover attempts which have not been approved by the Board of Directors (including takeovers that certain shareholders may deem to be in their best interest) and may adversely affect the price that a potential purchaser will be willing to pay for the Company's stock. To the extent that such takeover attempts are discouraged, temporary fluctuations in the market price of the Common Stock resulting from actual or rumored takeover attempts may be inhibited. These provisions also could discourage or make more difficult a merger, tender offer or proxy contest, even though such a transaction may be favorable to the interests of shareholders. These provisions could also potentially adversely affect the market price of the Common Stock.

     The following briefly summarizes protective provisions contained in the Articles and the South Carolina Code and is not intended to be a complete description of all the features and consequences of these provisions. The following is qualified in its entirety by reference to the Articles and the provisions of the South Carolina Code.

     SUPERMAJORITY VOTING PROVISIONS. The Articles provide that without the affirmative vote of the holders of not less than 80% of the shares outstanding and entitled to vote thereon, the Company cannot effect (a) the merger, consolidation or exchange of the Company's shares with any other corporation, partnership, trust, estate or association, (b) the sale or exchange of all or substantially all of the Company's assets, (c) the issuance or delivery by the Company of any securities of the Company in exchange or payment for properties or assets of another entity or securities issued by such entity, or (d) the nonjudicial dissolution of the Company (individually, a "Subject Transaction") unless one of the following two additional requirements is met: (i) the Subject Transaction is approved by the affirmative vote of not less than 80% of the Company's Board of Directors, or (ii) the Subject Transaction is solely between the Company and another entity, 50% or more of whose voting stock or voting equity interests are held by the Company. These approval requirements substantially increase the overall vote required to approve the Subject Transaction. As a result, the Board of Directors is able to veto any proposed takeover by refusing to approve the proposed Subject Transaction.

     OTHER CONSTITUENCIES. The Articles expressly permit the Board of Directors, when evaluating any proposed tender or exchange offer, any merger, consolidation or sale of substantially all of the assets of the Company, or any similar extraordinary transaction, to consider (i) all relevant factors, including without limitation the social, legal, and economic effects on the employees, customers, suppliers and other constituencies of the Company and its subsidiaries, on the communities and geographical areas in which the Company and its subsidiaries operate or are located and on any of the business and properties of the Company or any of its subsidiaries, and (ii) the consideration being offered, not only in relation to the then current market price for the Company's outstanding shares of capital stock, but also in relation to the then current value of the Company in a freely negotiated transaction and in relation to the Board of Directors' estimate of the future value of the Company (including the unrealized value of its properties and assets) as an independent going concern. The Board of Directors believes that these provisions are in the long-term best interests of the Company and its shareholders.

     The standard provisions of the South Carolina Code that would apply to a Subject Transaction in the absence of the provisions in the Articles noted above provide that, unless a corporation's articles of incorporation provide for a higher or lower vote, certain significant corporate actions, such as a merger, share exchange or sale of all or substantially all of the corporation's assets, must be approved by the holders of two-thirds of the shares entitled to vote on the matter. In a merger, the South Carolina Code does not require approval by the shareholders of the surviving corporation if (a) the articles of incorporation of the surviving corporation will not differ from its articles before the merger, (b) each shareholder of the surviving corporation whose shares are outstanding immediately before the effective date of the merger will hold the same number of shares, with identical designations, preferences, limitations and relative rights, immediately after the merger, (c) the number of voting shares outstanding immediately after the merger, plus the number of voting shares issuable as a result of the merger, will not exceed by more than 20% the total number of voting shares of the surviving corporation outstanding immediately before the merger, and (d) the number of participating shares outstanding immediately after the merger, plus the number of participating shares issuable as a result of the merger, will not exceed by more than 20% the total number of participating shares outstanding immediately before the merger. In a share exchange, the South Carolina Code does not require approval of the shareholders of the acquiring corporation. The effect of the supermajority voting provisions of the Articles is to establish a requirement for a shareholder vote in certain mergers in which the Company is the surviving corporation that would not otherwise have been required, and increase from 66 2/3% to 80% the percentage of shares required to approve a merger in which such approval is required.

     CONTROL SHARE ACQUISITIONS. The Company is currently subject to the South Carolina control share acquisitions statute (the "Control Share Statute") which is designed to afford shareholders of certain corporations (generally, corporations which have shares registered under Section 12 of the Exchange Act, have their principal place of business or substantial assets within South Carolina and meet certain share ownership requirements) (a "Public Corporation") protection against certain types of acquisitions in which a person, entity or group (an "Acquiring Person") seeks to gain voting control of such Public Corporation. With certain enumerated exceptions, the statute applies to acquisitions of shares of a Public Corporation which would result in an Acquiring Person's ownership of the corporation's shares entitled to vote in the election of directors falling within any one of the following ranges: one-fifth or more but less than one-third of all voting power; one-third or more but less than a majority of all voting power; or a majority or more of all voting power (a "Control Share Acquisition"). Shares that are the subject of a Control Share Acquisition ("Control Shares") will not have voting rights unless the holders of a majority of "disinterested shares" vote at an annual or special meeting of shareholders of the corporation to accord the Control Shares voting rights. "Disinterested shares" are shares other than those owned by the Acquiring Person or a member of a group with respect to a Control Share Acquisition, any officer of the corporation or any employee of the corporation who is also a director. Under certain circumstances, the statute permits an Acquiring Person to call a special shareholders meeting for the purpose of considering the grant of voting rights to the holder of the Control Shares. Unless otherwise provided in a corporation's articles of incorporation or bylaws before a Control Share Acquisition has occurred, in the event Control Shares acquired in a Control Share Acquisition are accorded full voting rights and the Acquiring Person has acquired Control Shares with a majority or more of all voting power, all shareholders of the Public Corporation have dissenter's rights to receive fair value for their shares. There is currently no provision in the Articles or the Bylaws limiting or eliminating such rights. The Control Share Statute also enables a corporation to provide the redemption under certain circumstances of Control Shares with no voting rights. A corporation may opt-out of the Control Share Statute, which the Company has not done, by so providing in its articles of incorporation. Among the acquisitions specifically excluded from the Control Share Statute are acquisitions consummated pursuant to a merger or plan of share exchange in compliance with law if the Public Corporation is a party to the agreement of merger or plan of share exchange.

     BUSINESS COMBINATIONS WITH INTERESTED SHAREHOLDERS. The Company is also currently subject to the South Carolina business combination statute (the "Business Combination Statute") which, with certain enumerated exceptions, places certain restrictions on mergers, consolidations, sales of assets, liquidations, reclassifications or other similar kinds of transactions ("Business Combinations") with or between a resident domestic corporation with shares registered under Section 12 of the Exchange Act (a "Resident Domestic Corporation") and any person who owns beneficially 10% or more of the voting power of the outstanding voting shares of the Resident Domestic Corporation (an "Interested Shareholder"). The Business Combination Statute provides that a Resident Domestic Corporation may not engage in any Business Combination with any Interested Shareholder of the Resident Domestic Corporation for a period of two years following the date the person became an Interested Shareholder (the "Share Acquisition Date") unless the Business Combination or the purchase of shares made by the Interested Shareholder on the Share Acquisition Date is approved by a majority of the "disinterested" members of the board of directors of the Resident Domestic Corporation before the Interested Shareholder's Share Acquisition Date. A member of the board is "disinterested" if the director is not a present or former officer or employee of the Resident Domestic Corporation or a related corporation. The Business Combination Statute further provides that, subject to certain exceptions, a Resident Domestic Corporation may not engage at any time in a Business Combination with an Interested Shareholder unless the Business Combination complies with all of the requirements of the Resident Domestic Corporation's articles of incorporation and either (a) the Business Combination is approved by the board of directors of the Resident Domestic Corporation before the Share Acquisition Date, or the purchase of shares made by the Interested Shareholder on the Share Acquisition Date has been approved by the board of directors of the Resident Domestic Corporation before the Share Acquisition Date, (b) the Business Combination is approved by the affirmative vote of the holders of a majority of the outstanding voting shares not beneficially owned by the Interested Shareholder proposing the Business Combination at a meeting called for that purpose no earlier than two years after the Share Acquisition Date, or (c) the Business Combination meets certain specified fair price and form of consideration requirements. A company may opt-out of the Business Combination Statute, which the Company has not done, by so providing in its articles of incorporation.

     The Control Share Statute, the Business Combination Statute and the Company's supermajority voting provisions may tend to discourage attempts by third parties to acquire the Company in a hostile takeover effort and may adversely affect the price that such a potential purchaser would be willing to pay for the stock of the Company. The provisions may also make the removal of incumbent management more difficult and may permit a minority of the directors and the holders of a minority of the Company's outstanding stock to prevent a Business Combination or related transaction, and may discourage certain speculations in the Company's stock and reduce the chances of temporary increases in the market price of the Company's stock that could be beneficial to shareholders desiring to sell in the market at that time.

     CLASSIFICATION OF DIRECTORS. The Company's Board of Directors is classified so that, as nearly as possible, one-third of the Board of Directors is elected each year to serve a three-year term. This classification would delay an attempt by dissatisfied shareholders or anyone who obtains a controlling interest in the Company to elect a new Board of Directors, because, absent the removal, resignation or death of the members of the Board, it would take three annual meetings of shareholders to change fully the composition of the Board.

     REMOVAL OF DIRECTORS. The Articles provide that a director of the Company may be removed without cause only after a vote of the holders of 80% of the outstanding Common Stock.

TRANSFER AGENT AND REGISTRAR

     The transfer agent and registrar for the Common Stock is Registrar and Transfer Company, Cranford, New Jersey.

SHARES ELIGIBLE FOR FUTURE SALE

     Upon consummation of the Offering, the Company will have 2,684,109 shares of Common Stock outstanding, and all of these shares (plus any shares issued upon the exercise of the Underwriters' over-allotment option) will be freely tradeable without restriction or registration under the Securities Act, unless owned by an affiliate of the Company, subject to the lock-up agreements described below, or acquired pursuant to the exercise of stock options. Shares held by "affiliates" of the Company are subject to resale restrictions under the Securities Act. An affiliate of an issuer is defined in Rule 144 under the Securities Act as a person that directly or indirectly, through one or more intermediaries, controls, is controlled by, or is under common control with the issuer. Rule 405 under the Securities Act defines the term "control" to mean the possession, direct or indirect, of the power to direct or cause the direction of the management and policies of the person whether through the ownership of voting securities, by contract, or otherwise. All directors and executive officers of the Company will likely be deemed to be affiliates. Shares held by affiliates may be eligible for sale in the open market without registration in accordance with the provisions of Rule 144. Upon consummation of the Offering, the only outstanding shares of Common Stock which will be "restricted securities," within the meaning of Rule 144, will be those shares which have been issued upon exercise of stock options, as all other shares of Common Stock will have been issued pursuant to offerings registered under the Securities Act.

     In general, under Rule 144 any person (or persons whose shares are aggregated) who has beneficially owned restricted securities for at least two years, including affiliates, and any affiliate who holds shares sold in a public offering, may sell, within any three-month period, a number of such shares that does not exceed the greater of (i) 1% of the then outstanding shares of the Company's Common Stock or (ii) the average weekly trading volume of the Common Stock during the four calendar weeks preceding the sale. Rule 144 also requires that the securities must be sold in "brokers' transactions," as defined in the Securities Act, and the person selling the securities may not solicit orders or make any payment in connection with the offer or sale of securities to any person other than the broker who executes the order to sell the securities. After restricted securities are held for three years, a person who is not deemed an affiliate of the Company is entitled to sell such shares under Rule 144 without regard to the volume and manner of sale limitations described above. Sales of shares by affiliates will continue to be subject to the volume and manner of sale limitations.

     In addition, there are outstanding stock options that the Company has granted to certain directors, officers, and employees of the Company and the Banks for the purchase of an aggregate of 455,114 shares of Common Stock, of which options for 317,764 shares are currently exercisable. The Company's and each Bank's directors, executive officers, and organizers have agreed with the Underwriters not to sell any Common Stock, which includes 278,794 currently outstanding shares and 384,360 shares issuable upon exercise of options, for 180 days from the date of this Prospectus without the prior written consent of the Representatives. After completion of the Offering, the Company intends to file a Form S-8 Registration Statement with the Securities and Exchange Commission registering the issuance of the shares subject to stock options.

     No prediction can be made of the effect, if any, that future sales of shares of Common Stock, or the availability of shares for future sales, will have on the market price prevailing from time to time. Sales of substantial amounts of shares of Common Stock, or the perception that such sales could occur, could adversely affect the prevailing market price of the shares.

                                  UNDERWRITING

     Pursuant to the Underwriting Agreement and subject to the terms and conditions thereof, the Underwriters named below (the "Underwriters") have agreed to purchase from the Company the respective number of shares of Common Stock set forth below.

NAME OF UNDERWRITER                                                                    NUMBER OF SHARES
J.C. Bradford & Co..................................................................
Edgar M. Norris & Co., Inc..........................................................
Total...............................................................................       1,465,000

     The underwriting discount has been calculated on the basis of a commission rate of 7.0% with respect to an aggregate of 1,100,000 shares of Common Stock (or $12.1 million based on the midpoint of the filing range) to be sold by the Company to the public, and no underwriting discount or commission with respect to an aggregate of 365,000 shares of Common Stock (or approximately $4.0 million based on the midpoint of the filing range) to be sold to certain purchasers disclosed to the Underwriters. Also, in consideration of certain financial consulting services provided to the Company, the Company shall pay to the Underwriters a financial advisory fee of $112,000.

     The Underwriting Agreement provides that the obligations of the Underwriters are subject to certain conditions precedent and that the Underwriters will be obligated to purchase all of the shares of Common Stock offered hereby (other than those shares covered by the over-allotment option described below) if any are purchased. The Underwriting Agreement provides that, in the event of a default by an Underwriter, in certain circumstances the purchase commitments of the non-defaulting Underwriters may be increased or the Underwriting Agreement may be terminated.

     The Company has granted to the Underwriters an option, expiring on the close of business on the 30th day after the date of this Prospectus, to purchase up to 219,750 additional shares at the initial public offering price less the underwriting discounts and commissions, all as set forth on the cover page of this Prospectus. Such option may be exercised only to cover over-allotments in the sale of the shares of Common Stock. To the extent such option is exercised, each Underwriter will become obligated, subject to certain conditions, to purchase approximately the same percentage of such additional shares of Common Stock as it was obligated to purchase pursuant to the Underwriting Agreement.

     The Representatives have advised the Company that the Underwriters propose initially to offer the shares of Common Stock to the public at the public offering price set forth on the cover page of this Prospectus and to certain
dealers at such price less a concession not in excess of $       per share. The
Underwriters may allow, and such dealers may reallow, a concession not in excess
of $       per share to certain other dealers. After the Offering, the public offering price and such concessions may be changed. The Representatives have informed the Company that the Underwriters do not intend to confirm sales to accounts over which they exercise discretionary authority.

     The Offering of the Common Stock is made for delivery when, as, and if accepted by the Underwriters and subject to prior sale and to withdrawal, cancellation, or modification of the offer without notice. The Underwriters reserve the right to reject any offer for the purchase of shares.

     The Company has filed an application for its Common Stock to be approved for listing on the American Stock Exchange under the symbol "CYL," subject to official notice of issuance. Although the Common Stock has been quoted on the OTC Bulletin Board, trading and quotations of the Common Stock have been limited and sporadic. The public offering price will be determined by negotiation among the Company and the Representatives. In determining such price, consideration will be given to, among other things, the financial and operating history and trends of the Company, the experience of its management, the position of the Company in its industry, the Company's prospects, and the Company's financial results. In addition, consideration will be given to the status of the securities markets, market conditions for new offerings of securities, and the prices of similar securities of comparable companies.

     The Underwriting Agreement provides that the Company will indemnify the Underwriters and controlling persons, if any, against certain civil liabilities, including liabilities under the Securities Act, or will contribute to payments the Underwriters or any such controlling persons may be required to make in respect thereof.

     The Company and the Company's and each Bank's directors, executive officers, and organizers have each agreed with the Underwriters that they will not, for a period of 180 days from the date of this Prospectus, without the prior written consent of J.C. Bradford & Co., offer, pledge, sell, contract to sell, grant any option for the sale of, or otherwise dispose of, directly or indirectly, any shares of Common Stock or any security or other instrument which by its terms is convertible into, exercisable for, or exchangeable for shares of such Common Stock, other than through bona fide gifts to persons who agree in writing to be bound by this agreement if such writing is delivered to J.C. Bradford & Co. within five days after such gift or pledge, and, in the case of the Company, Common Stock issued pursuant to the exercise of outstanding options.

                                 LEGAL MATTERS

     Certain legal matters in connection with the Common Stock offered hereby are being passed upon for the Company by Nexsen Pruet Jacobs & Pollard, LLP, Columbia, South Carolina. Certain legal matters in connection with the Offering are being passed upon for the Underwriters by Nelson Mullins Riley & Scarborough, L.L.P., Atlanta, Georgia.

                                    EXPERTS

     The consolidated balance sheets of the Company as of December 31, 1995 and 1994 and the statements of the operations, statements of shareholders' equity, and statements of cash flows of the Company for each of the three years in the period ended December 31, 1995, have been included in this Prospectus in reliance on the report of Tourville, Simpson & Henderson, independent accountants, given on the authority of that firm as experts in accounting and auditing.

                   INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

COMMUNITY CAPITAL CORPORATION

  Unaudited Condensed Consolidated Financial Statements at September 30, 1996, and 1995, and for the Nine Months Then
    Ended:

     Condensed Consolidated Balance Sheets at September 30, 1996 and 1995..............................................    F-2

     Condensed Consolidated Statements of Income for the Nine Months and Three Months Ended
       September 30, 1996 and 1995.....................................................................................    F-3

     Condensed Consolidated Statement of Changes in Shareholders' Equity for the Nine Months Ended September 30, 1996..    F-4

     Condensed Consolidated Statements of Cash Flows for the Nine Months Ended
       September 30, 1996 and 1995.....................................................................................    F-5

     Notes to Unaudited Condensed Consolidated Financial Statements....................................................    F-6

  Consolidated Financial Statements at December 31, 1995 and 1994, and for the Three Years Then Ended:

     Auditor's Report..................................................................................................    F-7

     Consolidated Balance Sheets at December 31, 1995 and 1994.........................................................    F-8

     Consolidated Statements of Income for the Three Years Ended December 31, 1995.....................................    F-9

     Consolidated Statements of Changes in Shareholders' Equity for the Three Years Ended December 31, 1995............   F-10

     Consolidated Statements of Cash Flows for the Three Years Ended December 31, 1995.................................   F-11

     Notes to Consolidated Financial Statements........................................................................   F-12

                         COMMUNITY CAPITAL CORPORATION

                     CONDENSED CONSOLIDATED BALANCE SHEETS

                                  (UNAUDITED)

                                                                                                  SEPTEMBER       SEPTEMBER
                                                                                                     30,             30,
                                                                                                     1996           1995
ASSETS:
  Cash and cash equivalents:
     Cash and due from banks..................................................................   $  2,987,587    $ 2,966,511
     Federal funds sold.......................................................................      1,900,000      2,520,000
                                                                                                    4,887,587      5,486,511
  Securities available-for-sale...............................................................     23,374,411     17,335,703
  Securities held-to-maturity.................................................................             --      3,884,426
  Loans receivable............................................................................     76,022,960     57,686,278
     Less allowance for loan losses...........................................................       (779,812)      (615,829)
       Loans, net.............................................................................     75,243,148     57,070,449
  Premises, furniture & equipment, net........................................................      3,829,310      2,711,358
  Other assets................................................................................      4,248,803      2,780,057
     Total assets.............................................................................   $111,583,259    $89,268,504
LIABILITIES AND SHAREHOLDERS' EQUITY:
Liabilities:
Deposits:
  Non-interest bearing........................................................................   $ 11,448,381    $ 8,874,197
  Interest bearing............................................................................     73,829,574     58,378,981
                                                                                                   85,277,955     67,253,178
Federal funds purchased and securities sold under agreements to repurchase....................      5,468,000      2,212,000
Advances from the Federal Home Loan Bank......................................................      5,123,665      6,477,860
Note payable..................................................................................      1,350,000             --
Accrued interest and other liabilities........................................................      1,106,266        718,524
  Total liabilities...........................................................................     98,325,886     76,661,562
SHAREHOLDERS' EQUITY:
Common stock, $1 par value, 10,000,000 shares authorized, 1,219,109 and 1,150,885 shares
  issued and outstanding at September 30, 1996 and 1995, respectively.........................      1,219,109      1,150,885
Surplus.......................................................................................     12,004,282     11,352,438
Unrealized gain (loss) on securities available-for-sale, net of deferred taxes................       (139,534)        20,755
Retained earnings.............................................................................        173,516         82,864
     Total shareholders' equity...............................................................     13,257,373     12,606,942
     Total liabilities and shareholders' equity...............................................   $111,583,259    $89,268,504

            See notes to condensed consolidated financial statements

                         COMMUNITY CAPITAL CORPORATION

                  CONDENSED CONSOLIDATED STATEMENTS OF INCOME

                                  (UNAUDITED)

                                                                           NINE MONTHS ENDED           THREE MONTHS ENDED
                                                                             SEPTEMBER 30,               SEPTEMBER 30,
                                                                           1996          1995          1996          1995
Interest income:
  Loans, including fees..............................................   $4,795,484    $3,707,009    $1,693,857    $1,302,134
  Securities.........................................................    1,049,558       539,954       354,540       310,915
  Other interest income..............................................       75,354        90,787        18,006        51,769
                                                                         5,920,396     4,337,750     2,066,403     1,664,818
Interest expense:
  Deposit accounts...................................................    2,507,847     1,688,178       856,527       685,819
  FHLB advances......................................................      225,638       290,639        71,548       102,400
  Other interest expense.............................................      166,220        72,243        76,164        20,459
                                                                         2,899,705     2,051,060     1,004,239       808,678
Net interest income..................................................    3,020,691     2,286,690     1,062,164       856,140
Provision for loan losses............................................      123,000        55,881        18,000        33,508
Net interest income after provision for loan losses..................    2,897,691     2,230,809     1,044,164       822,632
Other operating income:
  Service charges....................................................      382,275       290,123       131,563        93,946
  Residential mortgage origination fees..............................      184,256        88,770        51,607        45,249
  Gain (loss) on sales of securities.................................       17,033       (21,683)
  Other income.......................................................      379,908       336,798       126,740        50,753
                                                                           963,472       694,008       309,910       189,948
Other operating expenses:
  Salaries and benefits..............................................    1,442,845     1,116,025       525,936       407,536
  Net occupancy expense..............................................      525,474       339,299       238,499       106,969
  Other operating expenses...........................................      990,411       907,212       294,435       339,768
                                                                         2,958,730     2,362,536     1,058,870       854,273
Income before taxes..................................................      902,433       562,281       295,204       158,307
Income tax provision.................................................      320,578       207,738       103,435        60,693
Net income...........................................................   $  581,855    $  354,543    $  191,769    $   97,614
Earnings per share:
  Primary............................................................          .44           .38           .15           .08
  Fully diluted......................................................          .44           .38           .15           .08
Weighted Average Common Shares and Equivalents
  Primary............................................................    1,341,708       989,149     1,389,164     1,275,855
  Fully diluted......................................................    1,341,708       989,149     1,389,164     1,275,855

            See notes to condensed consolidated financial statements

                         COMMUNITY CAPITAL CORPORATION

      CONDENSED CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY
                  FOR THE NINE MONTHS ENDED SEPTEMBER 30, 1996

                                  (UNAUDITED)

                                                                                       UNREALIZED
                                                                                       GAIN (LOSS)
                                                                                           ON
                                                                                       SECURITIES
                                                  COMMON STOCK                             FOR        RETAINED        TOTAL
                                              SHARES        AMOUNT        SURPLUS       SALE, NET     EARNINGS       EQUITY
Balance, December 31, 1995...............    1,153,060    $1,153,060    $11,254,039     $  177,297    $ 347,174    $12,931,570
Proceeds from exercise of stock
  options................................        8,558         8,558         60,351                                     68,909
5% stock dividend........................       57,491        57,491        689,892                    (755,513)        (8,130)
Change in fair value for the period......                                                 (316,831)                   (316,831)
Net income for the period................                                                               581,855        581,855
Balance, September 30, 1996..............    1,219,109    $1,219,109    $12,004,282     $ (139,534)   $ 173,516    $13,257,373

           See notes to condensed consolidated financial statements.

                         COMMUNITY CAPITAL CORPORATION

                CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

                                  (UNAUDITED)

                                                                                                      NINE MONTHS ENDED
                                                                                                        SEPTEMBER 30,
                                                                                                     1996            1995
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income....................................................................................   $    581,855    $    354,543
  Adjustments to reconcile net income to net cash provided by operating activities:
  Depreciation................................................................................        316,142         225,111
  Provision for possible loan losses..........................................................        123,000          55,881
  Amortization of organizational costs........................................................         10,256          29,405
  Amortization less accretion on investments..................................................         41,190          35,308
  Amortization of deferred loan costs.........................................................         97,148          60,946
  (Gain) loss on sale of securities...........................................................        (17,033)         21,683
  Disbursements for mortgages held for sale...................................................     (7,611,860)     (1,868,590)
  Proceeds of sales of residential mortgages..................................................      7,717,260       1,947,890
  Increase in interest receivable.............................................................        (37,294)       (357,446)
  Increase in interest payable................................................................        225,026         252,457
  Decrease in other assets....................................................................        165,997         292,828
  Increase (decrease) in other liabilities....................................................        127,968         (69,379)
     Net cash provided by operating activities................................................      1,739,655         980,637
CASH FLOWS FROM INVESTING ACTIVITIES:
  Net increase in loans to customers..........................................................    (13,036,245)     (7,282,021)
  Purchases of securities available-for-sale..................................................     (9,406,105)    (13,271,187)
  Sales of securities available-for-sale......................................................      4,012,383         986,467
  Maturities of securities available-for-sale.................................................      3,944,345       1,000,000
  Purchases of investments held-to-maturity...................................................                     (2,323,395)
  Maturities of investments held-to-maturity..................................................                        100,000
  Purchases of nonmarketable equity securities................................................       (896,367)
  Purchases of premises and equipment.........................................................     (1,614,632)       (954,665)
     Net cash used by investing activities....................................................    (16,996,621)    (21,744,801)
CASH FLOWS FROM FINANCING ACTIVITIES:
  Sale of capital stock.......................................................................                      6,187,063
  Proceeds from exercise of stock options.....................................................         68,909
  Stock dividend fractional shares paid in cash...............................................         (8,130)         (4,194)
  Repayment of organizational notes...........................................................                       (457,189)
  Net increase in deposits accounts...........................................................     12,140,381      18,107,377
  Proceeds from FHLB borrowings...............................................................      2,700,000       5,050,000
  Repayments of FHLB borrowings...............................................................     (3,819,896)     (4,497,340)
  Proceeds from other borrowings..............................................................      1,350,000
  Net increase (decrease) fed funds purchased and repos.......................................      2,434,000      (1,174,000)
     Net cash provided by financing activities................................................     14,865,264      23,211,717
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS..........................................       (391,702)      2,447,553
CASH AND CASH EQUIVALENTS, BEGINNING OF PERIOD................................................      5,279,289       3,038,958
CASH AND CASH EQUIVALENTS, END OF PERIOD......................................................   $  4,887,587    $  5,486,511
  Cash paid during the period for:
     Income taxes.............................................................................   $    219,100    $    185,641
     Interest.................................................................................   $  2,674,679    $  1,798,603

                See notes to consolidated financial statements.

                         COMMUNITY CAPITAL CORPORATION

              NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

                                  (UNAUDITED)

NOTE 1 -- BASIS OF PRESENTATION

     The accompanying consolidated financial statements have been prepared in accordance with the requirements for interim financial statements and, accordingly, they are condensed and omit disclosures which would substantially duplicate those contained in the most recent annual report to stockholders. The financial statements as of September 30, 1996 and 1995 and for the interim periods ended September 30, 1996 and 1995 are unaudited and, in the opinion of management, include all adjustments (consisting of normal recurring accruals) considered necessary for a fair presentation.

NOTE 2 -- ADOPTION OF ACCOUNTING PRINCIPLE

     In October 1995, the Financial Accounting Standards Board issued FASB Statement No. 123, "Accounting for Stock-Based Compensation," effective for transactions entered into in fiscal years that begin after December 15, 1995. FASB 123 recommends that companies account for stock compensation on a fair value based method which requires compensation cost to be measured at the grant date based on the value of the award and to be recognized over the service period. As an alternative, companies may continue to record compensation cost based on the excess, if any, of the quoted market price of the stock at the grant date (or other measurement date) over the amount an employee must pay to acquire the stock (APB Opinion No. 25). However, if a company elects this method, it must include in the financial statements certain disclosures which reflect pro forma amounts as if the fair value method had been used.

     Management has elected to continue accounting for grants under the Company's stock option plans based on the provisions of APB Opinion No. 25 with pro forma disclosures in the financial statements as if the fair value method had been used. As permitted by FASB 123, the Company will not apply the disclosure requirements to complete interim financial statements.

NOTE 3 -- NOTE PAYABLE

     The Company has a $5,000,000 unsecured line of credit from an unrelated financial institution with an outstanding balance of $1,350,000 as of September 30, 1996. Management will continue to use this line as a source of funds but expects to pay off the note during the next six months.

NOTE 4 -- SHAREHOLDERS' EQUITY

     On April 15, 1996 the Board of Directors declared a 5% stock dividend. Accordingly, amounts equal to the fair market value of the additional shares issued have been charged to retained earnings and credited to common stock and capital surplus. Earnings per share and weighted average shares outstanding have been restated to reflect the 5% stock dividend. Cash was paid for fractional shares.

     The Company has announced plans to work with groups of organizers in the capitalization of community banks in Belton, Newberry and Barnwell, South Carolina. Management expects the opening of these banks to negatively impact earnings due to the pre-opening expenses and startup costs.

                       REPORT OF INDEPENDENT ACCOUNTANTS

THE BOARD OF DIRECTORS
COMMUNITY CAPITAL CORPORATION
Greenwood, South Carolina

     We have audited the accompanying consolidated balance sheets of Community Capital Corporation and Subsidiaries as of December 31, 1995 and 1994, and the related consolidated statements of operations, stockholders' equity and cash flows for each of the three years in the period ended December 31, 1995. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and the significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Community Capital Corporation and Subsidiaries as of December 31, 1995 and 1994, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 1995, in conformity with generally accepted accounting principles.

     As discussed in Note 2 to the consolidated financial statements, the Company changed its method of accounting for investment securities on January 1, 1994. In 1993, the Company changed its method of accounting for income taxes.

TOURVILLE, SIMPSON & HENDERSON
Columbia, South Carolina
January 19, 1996

                 COMMUNITY CAPITAL CORPORATION AND SUBSIDIARIES

                          CONSOLIDATED BALANCE SHEETS

                           DECEMBER 31, 1995 AND 1994

                                                                                                     1995           1994
ASSETS
Cash and cash equivalents:
Cash and due from banks........................................................................   $ 2,949,289    $ 3,038,958
Federal funds sold.............................................................................     2,330,000             --
                                                                                                    5,279,289      3,038,958
Securities available-for-sale..................................................................    22,445,925      5,932,413
Securities held-to-maturity (estimated market value of $1,628,054 at December 31, 1994)........            --      1,684,334
Loans receivable...............................................................................    63,203,789     50,565,083
  Less allowance for loan losses...............................................................      (671,338)      (580,528)
     Loans, net................................................................................    62,532,451     49,984,555
Premises and equipment, net....................................................................     2,530,820      1,738,233
Other real estate owned........................................................................            --         19,457
Other assets...................................................................................     3,311,492      2,673,399
       Total assets............................................................................   $96,099,977    $65,071,349
LIABILITIES AND STOCKHOLDERS' EQUITY
LIABILITIES:
Deposits:
  Non-interest bearing.........................................................................   $ 9,447,005    $ 6,967,910
  Interest bearing.............................................................................    63,690,569     42,177,891
                                                                                                   73,137,574     49,145,801
Federal funds purchased and securities sold under agreements to repurchase.....................     3,034,000      3,386,000
Accrued interest and other liabilities.........................................................       753,272        535,401
Advances from Federal Home Loan Bank...........................................................     6,243,561      5,925,200
       Total liabilities.......................................................................    83,168,407     58,992,402
STOCKHOLDERS' EQUITY:
Common stock, $1 par value; 10,000,000 shares authorized; 1,153,060 and 573,002 shares issued
  and outstanding at December 31, 1995 and 1994, respectively..................................     1,153,060        573,002
Capital surplus................................................................................    11,254,039      5,110,618
Unrealized gain (loss) on securities available-for-sale, net...................................       177,297        (77,313)
Retained earnings..............................................................................       347,174        472,640
       Total stockholders' equity..............................................................    12,931,570      6,078,947
Total liabilities and stockholders' equity.....................................................   $96,099,977    $65,071,349

   The accompanying notes are an integral part of the consolidated financial statements.

                 COMMUNITY CAPITAL CORPORATION AND SUBSIDIARIES

                     CONSOLIDATED STATEMENTS OF OPERATIONS

              FOR THE YEARS ENDED DECEMBER 31, 1995, 1994 AND 1993

                                                                                          1995          1994          1993
INTEREST INCOME:
  Loans, including fees.............................................................   $5,145,614    $3,909,427    $3,331,841
  Securities, taxable...............................................................      722,872       300,714       354,179
  Securities, nontaxable............................................................      171,521        81,642        37,508
  Federal funds sold................................................................      106,974        41,901        50,704
  Time deposits with other banks....................................................           --         5,952        19,687
                                                                                        6,146,981     4,339,636     3,793,919
INTEREST EXPENSE:
  Deposits..........................................................................    2,421,905     1,364,151     1,389,393
  Advances from Federal Home Loan Bank..............................................      381,136       298,362       196,687
  Federal funds purchased and other.................................................      145,211        30,536        13,869
                                                                                        2,948,252     1,693,049     1,599,949
NET INTEREST INCOME.................................................................    3,198,729     2,646,587     2,193,970
Loan loss provision.................................................................      112,000        14,000        79,845
NET INTEREST INCOME AFTER LOAN LOSS PROVISION.......................................    3,086,729     2,632,587     2,114,125
OTHER INCOME:
  Service charges on deposit accounts...............................................      393,156       305,606       271,277
  Gain (loss) on sale of securities available for sale..............................      (21,527)      (78,723)       22,327
  Residential mortgage origination fees.............................................      114,596       113,065       335,670
  Other income......................................................................      291,017       173,644       146,809
                                                                                          777,242       513,592       776,083
OTHER EXPENSE:
  Salaries and employee benefits....................................................    1,411,359     1,107,692       901,088
  Net occupancy expense of premises.................................................      422,032       237,251       254,176
  Other operating expense...........................................................    1,235,892       915,805       966,039
                                                                                        3,069,283     2,260,748     2,121,303
Income before income taxes and cumulative effect of change in accounting
  principle.........................................................................      794,688       885,431       768,905
Income tax provision................................................................      260,820       300,575       255,313
Income before cumulative effect of change in accounting principle...................      533,868       584,856       513,592
Cumulative effect on prior years (to December 31, 1992) of accounting
  change............................................................................           --            --        46,730
NET INCOME..........................................................................   $  533,868    $  584,856    $  560,322
PRIMARY AND FULLY DILUTED NET INCOME PER SHARE (NOTE 1):............................   $      .58    $      .84    $      .79
AVERAGE COMMON SHARES AND EQUIVALENTS OUTSTANDING...................................    1,019,176       766,497       710,138

   The accompanying notes are an integral part of the consolidated financial statements.

                 COMMUNITY CAPITAL CORPORATION AND SUBSIDIARIES

                CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

              FOR THE YEARS ENDED DECEMBER 31, 1995, 1994 AND 1993

                                                                                    UNREALIZED
                                                                                  GAIN (LOSS) ON
                                                                                    SECURITIES
                                             COMMON STOCK            CAPITAL        AVAILABLE       RETAINED
                                         SHARES        AMOUNT        SURPLUS      FOR SALE, NET     EARNINGS        TOTAL
BALANCE,
  DECEMBER 31, 1992.................      505,000    $  505,000    $ 4,490,535       $     --       $(151,794)   $ 4,843,741
Stock options exercised.............        1,890         1,890         13,935             --              --         15,825
5% stock dividend...................       25,219        25,219        220,666             --        (246,187)         *(302)
Net income..........................           --            --             --             --         560,322        560,322
BALANCE,
  DECEMBER 31, 1993.................      532,109       532,109      4,725,136             --         162,341      5,419,586
Sales of stock to KSOP..............       14,294        14,294        139,444             --              --        153,738
Adoption of accounting principle
  (Note 2)..........................           --            --             --         (4,276)             --         (4,276)
5% stock dividend...................       26,599        26,599        246,038             --        (274,557)       *(1,920)
Change in fair value for the
  period............................           --            --             --        (73,037)             --        (73,037)
Net income..........................           --            --             --             --         584,856        584,856
BALANCE,
  DECEMBER 31, 1994.................      573,002       573,002      5,110,618        (77,313)        472,640      6,078,947
Net proceeds of stock offering......      520,422       520,422      5,489,438                                     6,009,860
Sales of stock to KSOP..............        4,741         4,741         51,017                                        55,758
Stock options exercised.............          300           300          2,421                                         2,721
5% stock dividend...................       54,595        54,595        600,545                       (659,334)       *(4,194)
Change in fair value for the
  period............................                                                  254,610                        254,610
Net income..........................                                                                  533,868        533,868
BALANCE,
  DECEMBER 31, 1995.................    1,153,060    $1,153,060    $11,254,039       $177,297       $ 347,174    $12,931,570

* Represents fractional shares paid in cash

   The accompanying notes are an integral part of the consolidated financial statements.

                 COMMUNITY CAPITAL CORPORATION AND SUBSIDIARIES

                     CONSOLIDATED STATEMENTS OF CASH FLOWS

              FOR THE YEARS ENDED DECEMBER 31, 1995, 1994 AND 1993

                                                                                      1995           1994            1993
CASH FLOWS FROM OPERATING ACTIVITIES:
  Net income...................................................................   $    533,868    $   584,856    $    560,322
  Adjustments to reconcile net income to net cash provided by operating activities:
     Cumulative effect of accounting change....................................             --             --         (46,730)
     Depreciation and amortization.............................................        324,181        210,378         259,939
     Provision for loan losses.................................................        112,000         14,000          79,845
     Deferred income tax benefit...............................................        (43,290)          (321)        (45,844)
     Amortization less accretion on securities.................................         45,908         45,067          84,485
     Amortization of deferred loan fees and costs, net.........................         84,313        102,939          49,787
     (Gain) loss on sale of securities available-for-sale......................         21,527         78,723         (22,327)
     Proceeds from sales of residential mortgages..............................      4,651,567      5,813,807      17,145,863
     Disbursements for residential mortgages held for sale.....................     (4,813,766)    (5,572,360)    (16,250,850)
     Increase in interest receivable...........................................       (426,126)      (118,585)        (30,942)
     Increase (decrease) in interest payable...................................        179,978         16,689         (64,698)
     Increase in other assets..................................................       (267,315)      (550,954)       (279,635)
     Increase (decrease) in other liabilities..................................         37,893        (75,413)        308,956
       Net cash provided by operating activities...............................        440,738        548,826       1,748,171
CASH FLOWS FROM INVESTING ACTIVITIES:
  Net increase in loans made to customers......................................    (12,582,010)    (6,295,068)    (11,024,273)
  Net decrease in deposits in other banks......................................                       200,000         406,067
  Proceeds from sales of securities available-for-sale.........................      1,975,294      4,928,398       3,068,654
  Proceeds from maturities of securities available-for-sale....................      1,527,254         37,725       2,976,667
  Purchases of securities available-for-sale...................................    (15,209,486)    (4,484,249)     (6,590,936)
  Proceeds from maturities of securities held-to-maturity......................        100,000        461,125              --
  Purchases of securities held-to-maturity.....................................     (2,890,630)      (853,170)             --
  Proceeds from sale of other real estate owned................................         19,457             --          22,110
  Purchases of premises and equipment..........................................       (996,716)      (183,847)       (140,947)
  Purchases of non-marketable equity securities................................       (165,849)            --        (574,509)
       Net cash used by investing activities...................................    (28,222,686)    (6,189,086)    (11,857,167)
CASH FLOWS FROM FINANCING ACTIVITIES:
  Net increase in demand and savings deposits..................................      9,135,600      3,696,057       1,093,012
  Net increase (decrease) in certificates of deposit...........................     14,856,173       (541,801)      3,928,046
  Proceeds of advances from Federal Home Loan Bank.............................      1,900,000        117,000       4,440,000
  Repayments of advances from Federal Home Loan Bank...........................     (1,581,639)      (948,212)       (310,588)
  Proceeds from issuance of common stock.......................................      6,009,860             --              --
  Proceeds from exercise of common stock options...............................          2,721             --          15,825
  Proceeds from stock sales to employee benefit plan...........................         55,758        153,738              --
  Borrowings for organization of the Clemson Bank..............................        457,189             --              --
  Repayment of organizational notes............................................       (457,189)            --              --
  Net increase (decrease) in federal funds purchased and repos.................       (352,000)     3,178,000        (282,000)
Cash paid in lieu of fractional shares.........................................         (4,194)        (1,920)           (302)
     Net cash provided by financing activities.................................     30,022,279      5,652,862       8,883,993
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS...........................      2,240,331         12,602      (1,225,003)
CASH AND CASH EQUIVALENTS, BEGINNING OF YEAR...................................      3,038,958      3,026,356       4,251,359
CASH AND CASH EQUIVALENTS, END OF YEAR.........................................   $  5,279,289    $ 3,038,958    $  3,026,356

   The accompanying notes are an integral part of the consolidated financial statements.

                 COMMUNITY CAPITAL CORPORATION AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1 -- SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

     BASIS OF PRESENTATION -- The accompanying consolidated financial statements include the accounts of Community Capital Corporation (the "Company"), and its wholly-owned subsidiaries, Greenwood Bank & Trust (the "Greenwood Bank") and Clemson Bank & Trust (the "Clemson Bank"), which began operations on June 22, 1995. (See Note 9). Another subsidiary, GNB Mortgage Company, commenced operations on January 2, 1990 and ceased operation as an active entity on March 4, 1991. The principal business activity of the Company and its subsidiaries is to provide banking services to domestic markets, principally Greenwood County and Pickens County, South Carolina. In consolidation, all significant intercompany items and transactions have been eliminated.

     In preparing the financial statements, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities as of the balance sheet date and revenues and expenses for the period. Actual results could differ significantly from those estimates.

     Material estimates that are particularly susceptible to significant change relate to the determination of the allowance for loan losses, including valuation allowances for impaired loans, and the carrying amount of real estate acquired in connection with foreclosures or in satisfaction of loans. Management must also make estimates in determining the estimated useful lives and methods for depreciating premises and equipment.

     INVESTMENT SECURITIES HELD-TO-MATURITY -- Investment securities held-to-maturity generally include obligations of states and political subdivisions and are carried at cost adjusted for amortization of premiums and accretion of discounts, both computed by the straight-line method. Management has the intent and the Company has the ability to hold designated investment securities to maturity. Reductions in market value considered by management to be other than temporary are reported as a realized loss and a reduction in the cost basis of the security. (See Note 2)

     INVESTMENT SECURITIES AVAILABLE-FOR-SALE -- Investment securities available-for-sale by the Company include government and corporate debt securities and are carried at amortized cost and adjusted to estimated market value by recording the aggregate unrealized gain or loss in a valuation account. Management does not actively trade securities classified as available-for-sale. Reductions in market value considered by management to be other than temporary are reported as a realized loss and a reduction in the cost basis in the security. The adjusted cost basis of securities available-for-sale is determined by specific identification and is used in computing the gain or loss from a sales transaction.

     LOANS -- Loans are stated at their unpaid principal balance. Interest income is computed using the simple interest method and is recorded in the period earned. When serious doubt exists as to the collectibility of a loan or a loan is 90 days past due, the accrual of interest income is generally discontinued unless the estimated net realizable value of the collateral is sufficient to assure collection of the principal balance and accrued interest. When interest accruals are discontinued, income in the current year is reversed and interest accrued in prior years is charged to the allowance for loan losses.

     Impairment of a loan is measured based on the present value of expected future cash flows discounted at the loan's effective interest rate or fair value of the collateral if the loan is collateral dependent. When management determines that a loan is impaired, the difference between the Company's investment in the related loan and the present value of the expected future cash flows, or the fair value of the collateral, is charged to bad debt expense with a corresponding entry to a valuation account. The accrual of interest is discontinued on an impaired loan when management determines that the borrower may be unable to meet payments as they become due.

     ALLOWANCE FOR LOAN LOSSES -- Management provides for losses on loans through specific and general charges to operations and credits such charges to the allowance for loan losses. Specific provision for losses is determined for identified loans based upon estimates of the excess of the loan's carrying value over the net realizable value of the underlying collateral. General provision for loan losses is estimated by management based upon factors including industry loss experience for similar lending categories, actual loss experience, delinquency trends as well as prevailing and anticipated economic conditions. While management uses the best information available to make evaluations, future adjustment to the allowance may be necessary if economic conditions differ substantially from the assumptions used in making the evaluation. Delinquent loans are charged against the allowance at the time they are determined to be uncollectible. Recoveries are added to the allowance.

                 COMMUNITY CAPITAL CORPORATION AND SUBSIDIARIES

     RESIDENTIAL MORTGAGES HELD FOR SALE -- The banking subsidiaries' mortgage activities are comprised of accepting residential mortgage loan applications, qualifying borrowers to standards established by investors, funding residential mortgages and selling mortgages to investors under pre-existing commitments. Funded residential mortgages held temporarily for sale to investors are recorded at cost which approximates market (Note 5). Application and origination fees collected by the Bank are recognized as income upon sale to the investor.

     PREMISES AND EQUIPMENT -- Premises and equipment are stated at cost, less accumulated depreciation. Gain or loss on retirement of premises and equipment is recognized in the statements of operations when incurred. Expenditures for maintenance and repairs are charged to expense; betterments and improvements are capitalized. Depreciation charges are computed principally on the straight-line method over the estimated useful lives as follows:

Building and improvements........................................................  7-30 years
Furniture, fixtures and equipment................................................  5-7 years

     OTHER REAL ESTATE OWNED -- Other real estate owned includes real estate acquired through foreclosure and loans accounted for as in-substance foreclosures. Collateral is considered foreclosed in-substance when the borrower has little or no equity in the fair value of the collateral, proceeds for repayment of the debt can be expected to come only from the sale of the collateral and it is doubtful that the borrower can rebuild equity or otherwise repay the loan in the foreseeable future. Other real estate owned is carried at the lower of cost (fair value at the date of foreclosure) or fair value minus estimated costs to sell. Any write-downs at the date of acquisition are charged to the allowance for possible loan losses. Expenses to maintain such assets, subsequent changes in the valuation allowance, and gains and losses on disposal are included in other expenses.

     FEDERAL RESERVE BANK AND FEDERAL HOME LOAN BANK STOCK -- Other assets includes the cost of the Company's investments in the stock of the Federal Reserve Bank and the Federal Home Loan Bank. The stocks have no quoted market value and no ready market exists. Investment in Federal Reserve Bank stock is required for state-chartered member banks. Investment in Federal Home Loan Bank stock is a condition of borrowing from the Federal Home Loan Bank and the stock is pledged to secure the borrowings. At December 31, 1995 and 1994, the Company's investment in Federal Reserve Bank stock was $127,150. At December 31, 1995 and 1994, the Bank's investment in Federal Home Loan Bank stock was $772,200.

     LOANS FEES AND COSTS -- Loan origination and commitment fees and certain direct loan origination costs are deferred and are being amortized to income over the contractual lives of commercial and installment loans, adjusted for prepayments, using the level yield method. Net deferred fees and costs associated with the origination of home equity lines of credit are being amortized to income over the contractual life of the lending agreement using the straight-line method.

     INCOME TAXES -- The income tax provision is the sum of amounts currently payable to taxing authorities and the net changes in income taxes payable or refundable in future years. Income taxes deferred to future years are determined utilizing a liability approach. This method gives consideration to the future tax consequences associated with differences between the financial accounting and tax bases of certain assets and liabilities, principally the allowance for loan losses and depreciable premises and equipment.

     CASH FLOW INFORMATION -- For purposes of reporting cash flows in consolidated financial statements, the Company considers certain highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents. Cash equivalents include amounts due from depository institutions and federal funds sold. Generally, federal funds sold are purchased for one day periods.

     During 1995, 1994 and 1993, the Company paid $2,768,274, $1,676,360 and
$1,664,647, respectively, for interest. In 1995, 1994 and 1993, the Company made tax payments of $330,841, $512,470 and $148,594, respectively.

     Supplemental noncash investing and financing activities are as follows:

     In 1995, 1994 and 1993, the Company declared 5% stock dividends and transferred $655,140, $272,637 and $245,885 from retained earnings (net of cash paid for fractional shares) to common stock and capital surplus in the amounts of $54,595,

                 COMMUNITY CAPITAL CORPORATION AND SUBSIDIARIES

$26,599 and $25,219, respectively, and $600,545, $246,038 and $220,666, respectively. In 1993 the Bank loaned customers approximately $75,000 to purchase foreclosed real estate.

     Transfers between the categories of securities available-for-sale and securities held-to-maturity and changes in the valuation account of securities available-for-sale, including the deferred tax effects, are considered noncash transactions for purposes of the statement of cash flows and are presented in detail in the notes to the financial statements.

     OFF-BALANCE-SHEET FINANCIAL INSTRUMENTS -- In the ordinary course of business, the Bank has entered into off-balance-sheet financial instruments consisting of commitments to extend credit, commitments under credit card arrangements and letters of credit. These financial instruments are recorded in the financial statements when they become payable by the customer.

     CONCENTRATIONS OF CREDIT RISK -- Financial instruments which potentially subject the Company to concentrations of credit risk consist principally of loans receivable, securities, federal funds sold and amounts due from banks. Management is not aware of any concentrations of loans to classes of borrowers or industries that would be similarly affected by economic conditions. Although the Company's loan portfolio is diversified, a substantial portion of its borrowers' ability to honor the terms of their loans is dependent on business and economic conditions in Greenwood and Pickens Counties and surrounding areas. Management does not believe credit risk is associated with obligations of the United States, its agencies or its corporations. The Company places its deposits and correspondent accounts with and sells its federal funds to high credit quality institutions. By policy, time deposits are limited to amounts insured by the FDIC. Management believes credit risk associated with correspondent accounts is not significant.

     PER SHARE AMOUNTS -- Net income per share is computed by dividing net income by the weighted average number of shares of common stock and common stock equivalents outstanding during the period using the treasury stock method modified for the 20% limitation. For purposes of this calculation, the options issued to the organizing Board of Directors and the stock options granted to the Chief Executive Officer and other employees are considered to be common stock equivalents (Notes 9 and 10). The weighted average common shares outstanding were 1,019,176, 766,497, and 710,138, at December 31, 1995, 1994 and 1993,
respectively. Retroactive recognition has been given for the effect of the stock dividends in 1995, 1994 and 1993 (Note 9).

     COMMON STOCK OWNED BY THE EMPLOYEE STOCK OWNERSHIP PLAN (ESOP) -- ESOP purchases and redemptions of the Company's common stock are at estimated fair value as determined by independent valuations. Dividends on ESOP shares are charged to retained earnings. All shares held by the ESOP are treated as outstanding for purposes of computing earnings per share.

     RECLASSIFICATIONS -- Certain captions and amounts in the 1994 and 1993 consolidated financial statements were reclassified to conform with the 1995 presentation.

NOTE 2 -- CHANGE IN ACCOUNTING PRINCIPLE:

     Effective January 1, 1994, the Company adopted the provisions of Financial Accounting Standards Board Statement No. 115, "Accounting for Certain Investments in Debt and Equity Securities" (FASB 115). Management reviewed the investment securities portfolio and classified securities as either held-to-maturity or available-for-sale. In determining such classifications, securities that the Company has the positive intent and ability to hold to maturity were classified as held-to-maturity and are carried at amortized cost. All other securities were classified as available-for-sale and are carried at amortized cost and adjusted to estimated fair value with unrealized gains and losses included in stockholders' equity on an after-tax basis.

     In accordance with the provisions of FASB 115, effective January 1, 1994, the Company recorded a $4,276 decrease to stockholders' equity representing the net unrealized after-tax loss at that date. Net income and earnings per share were not affected by the adoption of the new accounting principle.

     Effective November 15, 1995, the Financial Accounting Standards Board permitted a one-time opportunity for financial institutions to reassess their investment portfolios and change the classification of their debt securities from held-to-maturity to available-for-sale without bringing into question the intent to hold other securities to maturity. In response, management

                 COMMUNITY CAPITAL CORPORATION AND SUBSIDIARIES determined that the Company's entire investment portfolio was available-for-sale and transferred securities having an amortized cost of $4,444,290 from the held-to-maturity to available-for-sale category. The redesignation of securities had no effect on net income or earnings per share.

NOTE 3 -- RESTRICTIONS ON CASH AND DUE FROM BANKS:

     The Bank is required to maintain average reserve balances with the Federal Reserve Bank computed as a percentage of deposits. At December 31, 1995 and 1994, the required cash reserves were $339,000 and $281,000 respectively, and were satisfied by vault cash on hand and amounts due from the Federal Reserve Bank.

NOTE 4 -- INVESTMENT SECURITIES:

     Securities available-for-sale at December 31, 1995 and 1994 consist of the following:

                                                                                          GROSS       GROSS       ESTIMATED
                                                                           AMORTIZED     UNREALIZED  UNREALIZED     FAIR
                                                                             COST         GAINS       LOSSES        VALUE
DECEMBER 31, 1995
U.S. Treasury securities...............................................   $ 5,896,767    $ 54,767    $     18    $ 5,951,516
Securities of other U.S. Government agencies and corporations..........    11,435,284     117,387       6,316     11,546,355
Obligations of states and local government.............................     4,439,076     111,280         104      4,550,252
Mortgage-backed securities.............................................       394,384       3,418          --        397,802
                                                                          $22,165,511    $286,852    $  6,438    $22,445,925
DECEMBER 31, 1994
U.S. Treasury securities...............................................   $ 4,995,239    $     --    $106,855    $ 4,888,384
Securities of other U.S. Government agencies and corporations..........     1,055,805         340      12,116      1,044,029
                                                                          $ 6,051,044    $    340    $118,971    $ 5,932,413

     Securities held-to-maturity as of December 31, 1994 consist of the following:

DECEMBER 31, 1994
Obligations of states and local government.............................   $ 1,684,334    $     --    $ 56,280    $ 1,628,054

     The following is a summary of maturities of securities available-for-sale as of December 31, 1995 based on the contractual maturities. Actual maturities may differ from the contractual maturities because borrowers may have the right to call or prepay obligations with or without penalty. There were no securities designated held-to-maturity as of December 31, 1995.

                                                                                          ESTIMATED
                                                                           AMORTIZED        FAIR
                                                                             COST           VALUE
Due in one year or less................................................   $ 4,247,648    $ 4,271,909
Due after one year but within five years...............................     8,197,634      8,279,312
Due after five years but within ten years..............................     7,215,892      7,300,096
Due after ten years....................................................     2,109,953      2,196,806
Mortgage-backed securities.............................................       394,384        397,802
                                                                          $22,165,511    $22,445,925

     Proceeds from sales of securities available-for-sale during 1995, 1994 and 1993 were $1,975,294, $4,928,398 and $3,068,654, respectively, resulting in gross realized gains of $156, $266 and $22,327 along with gross realized losses $21,683, $78,989 and $0, respectively. There were no sales of securities held-to-maturity in 1995, 1994 or 1993.

                 COMMUNITY CAPITAL CORPORATION AND SUBSIDIARIES

     At December 31, 1995 and 1994, securities having an amortized cost of approximately $13,821,812 and $4,607,645, respectively, and an estimated market value of $14,017,849 and $4,518,167, respectively, were pledged to secure public and trust deposits, collateralize Federal Home Loan Bank borrowings, and for other purposes as required and permitted by law.

NOTE 5 -- LOANS RECEIVABLE:

     Loans receivable at December 31, 1995 and 1994, are summarized as follows:

                                                                             1995           1994
Commercial and agricultural............................................   $13,349,226    $12,231,392
Real estate............................................................    38,295,636     29,386,734
Home equity............................................................     6,593,037      4,795,981
Consumer -- installment................................................     3,721,774      2,974,407
Consumer -- credit card and checking...................................       868,736        978,689
Residential mortgages held for sale....................................       299,000        136,800
Other, net.............................................................        76,380         61,080
                                                                          $63,203,789    $50,565,083

     At December 31, 1995 and 1994, the Company had sold participations in real estate loans aggregating $5,595,122 and $4,882,478, respectively, to other financial institutions on a nonrecourse basis. Collections on loan participations and remittances to participating institutions conform to customary banking practices.

     The Company accepts residential mortgage loan applications and funds loans of qualified borrowers (Note 1). Funded loans are sold without recourse to investors at face value under the terms of pre-existing commitments. The Company does not sell residential mortgages having market or interest rate risk. The Company and its banking subsidiaries do not service residential mortgage loans for the benefit of others.

     At December 31, 1995 and 1994, the banking subsidiaries had pledged approximately $6,863,611 and $7,652,106, respectively, of loans on residential real estate as collateral for borrowings from the Federal Home Loan Bank (Note
7).

     The Company adopted Statement of Financial Accounting Standards No. 114, "Accounting by Creditors for the Impairment of a Loan", and Statement of Financial Accounting Standards No. 118, "Accounting By Creditors for Impairment of a Loan -- Income Recognition and Disclosures" as of January 1, 1995. These statements identify how creditors should measure and account for impaired loans. Under SFAS 114 and 118, impairment of loans should be measured at the present value of the expected future cash flows discounted at the loan's effective interest rate or at fair value of the collateral if the loan is collateral dependent.

     Loans are defined as impaired when "based on current information and events, it is probable that a creditor will be unable to collect all amounts due according to the contractual terms of the loan agreement." All loans are subject to this criteria except for: "smaller-balance homogeneous loans that are collectively evaluated for impairment" and loans "measured at fair value or at the lower of cost or fair value." The Company considers its consumer installment portfolio, credit cards and home equity lines as meeting this criteria. Therefore, the real estate and commercial loan portfolios are primarily affected by these Statements.

     The Company identifies impaired loans through its normal internal loan review process. Loans on the Company's problem loan watch list are considered potentially impaired loans. These loans are evaluated in determining whether all outstanding principal and interest are expected to be collected. Loans are not considered impaired if a minimal delay occurs and all amounts due including accrued interest at the contractual interest rate for the period of delay are expected to be collected.

     At December 31, 1995, management reviewed its problem loan watch list and determined that no impairment on loans existed that would have a material effect on the Company's consolidated financial statements. In accordance with SFAS 114, financial information for prior periods has not been restated to reflect this Statement.

                 COMMUNITY CAPITAL CORPORATION AND SUBSIDIARIES

     The accrual of interest is discontinued on impaired loans when management anticipates that a borrower may be unable to meet the obligations of the note. Accrued interest through the date the interest is discontinued is reversed. Subsequent interest earned is recognized only to the point that cash payments are received. All payments will be applied to principal if the ultimate amount of principal is not expected to be collected.

     An analysis of the allowance for loan losses for the years ended December 31, 1995, 1994 and 1993, is as follows:

                                                                      1995        1994        1993
Balance, beginning of year.......................................   $580,528    $566,810    $499,806
Provision for loan losses........................................    112,000      14,000      79,845
Loans charged off, net...........................................    (21,190)       (282)    (12,841)
Balance, end of year.............................................   $671,338    $580,528    $566,810

     In the normal course of business, the Company is a party to financial instruments with off-balance-sheet risk. These financial instruments are commitments to extend credit and letters of credit and have elements of risk in excess of the amount recognized in the balance sheet. Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Commitments generally have fixed expiration dates or other termina-tion clauses and may require payment of a fee. A commitment involves, to varying degrees, elements of credit and interest rate risk in excess of the amount recognized in the consolidated balance sheets. The Company's exposure to credit loss in the event of non-performance by the other party to the instrument is represented by the contractual notional amount of the instrument. Since certain commitments are expected to expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements. Letters of credit are conditional commitments issued to guarantee a customer's performance to a third party and have essentially the same credit risk as other lending facilities. The Company uses the same credit policies in making commitments to extend credit as it does for on-balance-sheet instruments.

     At December 31, 1995 and 1994, the Company had unfunded commitments of $11,785,530 and $8,832,576, of which $2,392,675 and $2,743,146, respectively, were unsecured. At December 31, 1995, the Company was not committed to lend additional funds to borrowers owing nonaccrual loans.

NOTE 6 -- PREMISES AND EQUIPMENT:

     Premises and equipment at December 31, 1995 and 1994, consists of the following:

                                                                                1995          1994
Land......................................................................   $  465,159    $  286,254
Buildings.................................................................    1,577,149     1,377,387
Furniture and equipment...................................................    1,600,050     1,002,163
                                                                              3,642,358     2,665,804
Less, accumulated depreciation............................................    1,111,538       927,571
                                                                             $2,530,820    $1,738,233

                 COMMUNITY CAPITAL CORPORATION AND SUBSIDIARIES

NOTE 7 -- ADVANCES FROM FEDERAL HOME LOAN BANK:

     Advances from the Federal Home Loan Bank consisted of the following at December 31, 1995:

                                                                                 INTEREST
DESCRIPTION                                                                       RATE      BALANCE
Adjustable rate advances maturing:
  January 24, 1996............................................................    6.02%    $1,000,000
  March 9, 1996...............................................................    5.78%       117,000
  March 23, 1997..............................................................    5.76%     1,100,000
  April 24, 1997..............................................................    6.02%     1,500,000
Fixed rate advances maturing:
  January 29, 1996............................................................    6.05%       400,000
  March 5, 1997...............................................................    5.31%       340,000
  May 26, 1997................................................................    6.34%        21,176
  August 27, 1997.............................................................    4.49%     1,615,385
  March 24, 1998..............................................................    7.37%       150,000
                                                                                           $6,243,561

     Scheduled principal reductions of Federal Home Loan Bank advances are as follows:

1996........................................................................   $1,517,000
1997........................................................................    4,576,561
1998........................................................................      150,000
                                                                               $6,243,561

     As collateral, the Bank has pledged first mortgage loans on one to four family residential structures aggregating $6,863,611 (Note 5) and debt securities aggregating $1,750,000 (Note 4) at December 31, 1995. In addition, the Bank's Federal Home Loan Bank stock, which is included in other assets (Note
1), is pledged to secure the borrowings. Certain advances are subject to prepayment penalties.

NOTE 8 -- DEPOSITS

     The following is a summary of deposit accounts as of December 31, 1995 and 1994:

                                                                             1995           1994
Non-interest bearing demand deposits...................................   $ 9,447,005    $ 6,967,910
NOW accounts...........................................................     8,028,202      7,157,903
Money market accounts..................................................     9,497,679      4,815,111
Savings accounts.......................................................     7,921,557      6,817,919
Certificates of deposit................................................    38,243,131     23,386,958
                                                                          $73,137,574    $49,145,801

     At December 31, 1995 and 1994, certificates of deposit of $100,000 or more totaled approximately $12,082,348 and $7,494,002, respectively. Interest expense on these deposits was approximately $471,000, $259,000 and $253,000 in 1995, 1994 and 1993, respectively.

NOTE 9 -- STOCKHOLDERS' EQUITY:

     Pursuant to a prospectus dated February 27, 1995, the Company completed a public offering of 520,422 shares of its common stock, resulting in net proceeds (after deducting issuance cost) of $6,009,860. On June 22, 1995, the Company acquired all of the common stock of Clemson Bank & Trust (the "Clemson Bank") for $4,500,000. Immediately upon being chartered as a state bank on June 22, 1995, the Clemson Bank assumed ownership of its organizational partnership's assets and liabilities.

                 COMMUNITY CAPITAL CORPORATION AND SUBSIDIARIES

     Organizational costs incurred for attorney's fees, consultants and filing fees in the amount of $68,303 were capitalized and are being amortized over a five-year period. The unamortized costs are included in the accompanying consolidated balance sheet.

     The Company declared 5% stock dividends for stockholders of record on August 1, 1995, April 1, 1994 and September 1,1993. Accordingly, amounts equal to the estimated fair market value of the additional shares issued have been charged to retained earnings and credited to common stock and capital surplus. Dividends representing fractional shares were paid in cash.

     The Company has authorized 2,000,000 shares of an undesignated class of stock of $1 par value which are to be designated as the Board of Directors may determine. Further, the Board of Directors is required to specify relative rights, preferences and limitations of the undesignated stock prior to issuance. At December 31, 1995, the undesignated stock class has not been designated.

NOTE 10 -- STOCK OPTIONS:

     The Company has two stock option plans: an Employee Incentive Stock Option Plan (1988 Plan), and an Incentive and Nonstatutory Stock Option Plan (Stock
Plan).

     EMPLOYEE INCENTIVE STOCK OPTION PLAN -- Adopted in 1988, this plan provides for the granting of options to purchase shares of the Company's common stock to officers and other eligible employees of the Company and Greenwood Bank & Trust. The per-share exercise price of the options may not be less than the fair market value of a share of common stock on the date the option is granted. Options become exercisable one year after the date of grant and can be exercised within five years from the date of grant. Any options that expire unexercised or are cancelled become available for issuance.

     INCENTIVE AND NONSTATUTORY STOCK OPTION PLAN -- During 1993 the Company approved the terms of the Company's Incentive Stock Option and Nonstatutory Stock Option Plan which received shareholders approval on May 16, 1994. The Stock Plan provides for the granting of statutory incentive stock options within the meaning of Section 422 of the Internal Revenue Code as well as nonstatutory stock options and stock appreciation rights. Stock options and stock appreciation rights are issuable only to employees and directors of the Company and its subsidiaries. The per-share exercise price of incentive stock options granted under the Stock Plan may not be less than the fair market value of a share on the date of grant, nor can the exercise date of any option granted be less than ten years from the date of grant. Any options that expire unexercised or are cancelled become available for issuance. Options granted generally become exercisable after one year and expire ten years from the date of grant.

                 COMMUNITY CAPITAL CORPORATION AND SUBSIDIARIES

     Information regarding the Company's stock option plans is summarized below (all amounts have been restated to reflect stock dividends paid in 1995, 1994 and 1993):

                                                                                         1988      STOCK
                                                                                         PLAN      PLAN            PRICE
OUTSTANDING, DECEMBER 31, 1992.......................................................   25,000               $7.45 to $10.66
Granted..............................................................................   14,181               $8.31
Exercised............................................................................    1,890               $8.21 to $8.57
Cancelled............................................................................    2,836               $7.45 to $8.31
OUTSTANDING, DECEMBER 31, 1993.......................................................   34,455               $7.45 to $10.66

Granted..............................................................................    9,812    254,592    $9.07
Exercised............................................................................
Cancelled............................................................................    8,032               $7.45 to $9.52
OUTSTANDING, DECEMBER 31, 1994.......................................................   36,235    254,592    $7.45 to $10.66

Granted..............................................................................   14,438     15,750    $11.19 to $11.43
Exercised............................................................................                 300    $9.07
Cancelled............................................................................    5,781               $9.07 to $11.19
OUTSTANDING, DECEMBER 31, 1995.......................................................   44,892    270,042    $7.45 to $11.43
As of December 31, 1995:
  Shares reserved for issuance.......................................................   45,379    275,325
  Options exercisable................................................................   31,717    254,292
  Shares available for grant.........................................................      487      5,283

NOTE 11 -- RELATED PARTY TRANSACTIONS:

     Certain parties (primarily directors, executive officers, principal stockholders and their associates) were loan customers and had other transactions in the normal course of business with the Company. Related party loans are made on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable transactions with unrelated persons and generally do not involve more than normal risk of collectibility. Total loans and commitments outstanding to related parties at December 31, 1995 and 1994, were $2,875,550 and $2,451,285, respectively. During 1995, $1,324,732 of new loans were made to related parties and repayments totaled $900,467.

     The Company has leased land used as the site for a branch banking location from a director of the Company. The term of the lease is for five years ending July 31, 1999. The Company can purchase the land at any time during the term of the lease for $90,000. The average monthly rent during the term of the lease is $600. Scheduled rental payments for the remaining term of the lease are $6,500 in 1996, $8,200 in 1997, $9,766 in 1998 and $5,833 in 1999. In 1995, payments under the land lease totaled $5,300. There were no unpaid amounts outstanding at December 31, 1995

NOTE 12 -- COMMITMENTS, CONTINGENCIES AND SUBSEQUENT EVENTS:

     In the ordinary course of business, the Company or its subsidiaries may, from time to time, become a party to legal claims and disputes. At December 31, 1995, management is not aware of any pending or threatened litigation, or unasserted claims that could result in losses, if any, that would be material to the consolidated financial statements.

     Management anticipates relocating the Company's operations and bookkeeping departments from its banking centers during 1996. In anticipation of this, the Company purchased a commercial lot and building on January 29, 1996 from an unrelated party for approximately $450,000. Management expects an additional $70,000 to $90,000 of costs to be incurred for renovations.

                 COMMUNITY CAPITAL CORPORATION AND SUBSIDIARIES

     Management also plans to begin construction on a permanent facility for the Clemson Bank during 1996. The costs of all premises and equipment are expected to approximate $1,300,000, not to exceed $1,500,000. As of December 31, 1995, the Company was not committed to any party for expenditures relating to the construction of the new Bank.

NOTE 13 -- RESTRICTION ON SUBSIDIARY DIVIDENDS:

     The ability of the Company to pay cash dividends to stockholders is dependent upon receiving cash in the form of dividends from its banking subsidiaries. However, certain restrictions exist regarding the ability of the subsidiary to transfer funds in the form of cash dividends, loans or advances to the Company. The prior approval of the Commissioner of Banking is required and dividends are payable only from the undivided profits of the banking subsidiaries. At December 31, 1995, the Greenwood Bank's undivided profits were $1,834,082, and the deficit balance in the Clemson Bank's undivided profits was $280,765.

NOTE 14 -- INCOME TAXES:

     Income tax expense included in the statement of operations for the years ended December 31, 1995, 1994 and 1993 is summarized as follows:

                                                                                              1995        1994        1993
Currently payable:
  Federal................................................................................   $269,150    $271,737    $275,570
  State..................................................................................     34,960      29,159      25,587
                                                                                             304,110     300,896     301,157
Change in deferred income taxes:
  Federal................................................................................    100,779     (39,267)    (41,775)
  State..................................................................................        366      (2,372)     (4,069)
                                                                                             101,145     (41,639)    (45,844)
       Income tax expense................................................................   $405,255    $259,257    $255,313
Income tax expense is allocated as follows:
  To continuing operations...............................................................   $260,820    $300,575    $255,313
  To stockholders' equity................................................................    144,435     (41,318)      --
                                                                                            $405,255    $259,257    $255,313

     A summary of the Company's deferred tax accounts as of December 31, 1995 and 1994 follows:

                                                                                   1995        1994
Deferred tax assets...........................................................   $298,001    $256,000
Deferred tax liabilities......................................................   $189,936    $ 46,790
Valuation allowance...........................................................   $      0    $      0

                 COMMUNITY CAPITAL CORPORATION AND SUBSIDIARIES

     The principal sources of temporary differences in 1995 and 1994, and timing differences in 1993, and the related deferred tax effects are as follows:

                                                                                               1995        1994        1993
Provision for bad debts...................................................................   $(38,751)   $ (5,390)   $(27,675)
Tax depreciation in excess of book depreciation...........................................      7,873       3,193      (4,197)
Net operating losses......................................................................     (9,022)
Other, net................................................................................     (3,390)      1,876     (13,972)
     Temporary differences attributable to continuing operations..........................    (43,290)       (321)    (45,844)
Change in valuation allowance.............................................................      --          --          --
Deferred tax expense attributable to continuing operations................................    (43,290)       (321)    (45,844)
Deferred tax expense (benefit) attributable to stockholders' equity.......................    144,435     (41,318)      --
     Change in deferred income taxes......................................................   $101,145    $(41,639)   $(45,844)

     A reconciliation of the income tax provision and the amount computed by applying the Federal statutory rate of 34% to income before income taxes and extraordinary items follows:

                                                                                              1995        1994        1993
Income tax at the statutory rate.........................................................   $270,194    $301,046    $261,427
State income tax, net of federal benefit.................................................      9,959      15,838      10,838
Tax exempt interest income...............................................................    (46,573)    (19,367)     (8,992)
Disallowed interest expense..............................................................      6,089       3,809       1,498
Officers' life insurance.................................................................       (974)      6,077       --
Other, net...............................................................................     22,125      (6,828)     (9,458)
                                                                                            $260,820    $300,575    $255,313

NOTE 15 -- OTHER OPERATING EXPENSES:

     Other operating expenses for the years ended December 31, 1995, 1994 and 1993 are summarized below:

                                                                                             1995         1994        1993
Federal deposit insurance assessment...................................................   $   59,411    $109,001    $ 99,095
Banking and ATM supplies...............................................................      186,286      95,897      88,444
Directors' fees........................................................................       71,632      90,266      71,762
Mortgage loan department expenses......................................................       43,575      40,238      96,075
Amortization of organizational costs and other assets..................................       32,849      30,978      46,225
Computer supplies......................................................................      110,492      37,146      57,007
Postage and freight....................................................................       90,134      50,685      47,688
Professional fees......................................................................      115,823      92,022      96,524
Other..................................................................................      525,690     369,572     363,219
                                                                                          $1,235,892    $915,805    $966,039

NOTE 16 -- RETIREMENT AND BENEFIT PLANS:

     The Company sponsors a voluntary nonleveraged employee stock ownership plan
(ESOP) as part of a 401(K) savings plan covering substantially all full-time employees. The Company match is 50 cents per dollar, up to a maximum of 3% of employee compensation. Company contributions to the savings plan were $22,928, $19,275 and $27,000 in 1995, 1994 and 1993 respectively. The Company's policy is to fund amounts accrued. At December 31, 1995, the savings plan owned 20,113 shares of the Company's common stock purchased at an average cost of $10.42 per share adjusted for the effects of stock dividends. The estimated value of shares held at December 31, 1995 was $229,892.

                 COMMUNITY CAPITAL CORPORATION AND SUBSIDIARIES

     The Company has a Directors' Incentive Compensation Plan and an Officers' Incentive Compensation Plan which provide that portions of directors' fees and certain officers' cash awards, respectively, will be determined based upon various performance measures of the Bank. For the years ended December 31, 1995, 1994 and 1993, awards under these plans were $26,856, $41,966 and $25,000, respectively, and $57,826, $83,777 and $25,300, respectively.

     The Company has an Executive Supplemental Compensation Plan which provides certain officers with salary continuation benefits upon retirement. The plan also provides for benefits in the event of early retirement, death or substantial change of control of the Company. For the years ended December 31, 1995, 1994 and 1993, salary continuation expense included in salaries and employee benefits was $19,762, $11,881 and $2,154, respectively. In connection with the Executive Supplemental Compensation Plan, life insurance contracts were purchased on the officers. In 1995, 1994 and 1993, insurance premiums of $192,210, $192,210 and $110,000, respectively, were paid, of which $180,908,
$167,689 and $95,518, respectively, have been capitalized to reflect the cash surrender value of investment life insurance contracts.

NOTE 17 -- UNUSED LINES OF CREDIT:

     At December 31, 1995, the Bank had unused lines of credit to purchase federal funds from unrelated banks totaling $9,250,000. These lines of credit are available on a one to 14 day basis for general corporate purposes. The lenders have reserved the right not to renew their respective lines.

NOTE 18 -- NEWLY-ISSUED ACCOUNTING STANDARDS

     In October 1995, the Financial Accounting Standards Board issued FASB statement No. 123, "Accounting for Stock-Based Compensation," effective for transactions entered into in fiscal years that begin after December 15, 1995. FASB 123 recommends that companies account for stock compensation on a fair value based method which requires compensation cost to be measured at the grant date based on the value of the award and to be recognized over the service period. As an alternative, companies may continue to record compensation cost based on the excess, if any, of the quoted market price of the stock at the grant date (or other measurement date) over the amount an employee must pay to acquire the stock. However, if a company elects this method, it must include in the financial statements certain disclosures which reflect pro forma amounts as if the fair value method had been used.

     Management has not yet determined the method that will be used to account for future grants under the Company's stock option plans. The impact for 1996 is expected to be immaterial to the financial statements, and the effects on future years has not yet been determined.

NOTE 19 -- FAIR VALUE OF FINANCIAL INSTRUMENTS:

     In December 1991, the Financial Accounting Standards Board issued Statement on Financial Accounting Standards No. 107 (SFAS 107), "Disclosures About Fair Value of Financial Instruments." SFAS 107 extends the existing fair value disclosure practices for some instruments by requiring all entities to disclose the fair value of financial instruments, both assets and liabilities recognized and not recognized in the balance sheet, for which it is practicable to estimate fair value. The Company has adopted the provisions of SFAS 107 for its year ended December 31, 1995.

     The fair value of a financial instrument is the amount at which the asset or obligation could be exchanged in a current transaction between willing parties, other than in a forced or liquidation sale. Fair value estimates are made at a specific point in time based on relevant market information and information about the financial statements. Because no market value exists for a significant portion of the financial instruments, fair value estimates are based on judgments regarding future expected loss experience, current economic conditions, risk characteristics of various financial instruments, and other factors.

     The following methods and assumptions were used to estimate the fair value of significant financial instruments:

     CASH AND DUE FROM BANKS -- The carrying amount is a reasonable estimate of fair value.

     FEDERAL FUNDS SOLD -- Federal funds sold are for a term of one day and the carrying amount approximates the fair value.

                 COMMUNITY CAPITAL CORPORATION AND SUBSIDIARIES

     INVESTMENT SECURITIES -- The fair values of marketable securities held-to-maturity are based on quoted market prices or dealer quotes. For securities available-for-sale, fair value equals the carrying amount which is the quoted market price. If quoted market prices are not available, fair values are based on quoted market prices of comparable securities.

     LOANS -- For certain categories of loans, such as variable rate loans which are repriced frequently and have no significant change in credit risk and credit card receivables, fair values are based on the carrying amounts. The fair value of other types of loans is estimated by discounting the future cash flows using the current rates at which similar loans would be made to the borrowers with similar credit ratings and for the same remaining maturities.

     DEPOSITS -- The fair value of demand deposits, savings, and money market accounts is the amount payable on demand at the reporting date. The fair values of certificates of deposit are estimated using a discounted cash flow calculation that applies current interest rates to a schedule of aggregated expected maturities.

     OFF-BALANCE SHEET FINANCIAL INSTRUMENTS -- The fair value of commitments to extend credit and standby letters of credit is estimated using the fees currently charged to enter into similar agreements taking into account the remaining terms of the agreements and the present creditworthiness of the counterparties. The contractual amount is a reasonable estimate of fair value for the instruments because commitments to extend credit and standby letters of credit are issued on a short-term or floating rate basis.

     FEDERAL FUNDS PURCHASED AND SECURITIES SOLD UNDER AGREEMENTS TO REPURCHASE -- The carrying amount is a reasonable estimated of fair value because these instruments typically have terms of one day.

     ADVANCES FROM FEDERAL HOME LOAN BANK -- The carrying amounts of variable rate borrowings are reasonable estimates of fair value because they can be repriced frequently. The fair values of fixed rate borrowings are estimated using a discounted cash flow calculation that applies the Company's current borrowing rate from the FHLB.

     The carrying values and estimated fair values of the Company's financial instruments as of December 31, 1995 are as follows:

                                                                                                   CARRYING       ESTIMATED
                                                                                                    AMOUNT       FAIR VALUE
FINANCIAL ASSETS:
  Cash and due from banks......................................................................   $ 2,949,289    $ 2,949,289
  Federal funds sold...........................................................................     2,330,000      2,330,000
  Securities available-for-sale................................................................    22,445,925     22,445,925
  Loans........................................................................................    63,203,789     63,017,141
  Allowance for loan losses....................................................................      (671,338)      (671,338)

FINANCIAL LIABILITIES:
  Demand deposit, interest-bearing transaction, and savings accounts...........................   $34,894,443    $34,894,443
  Certificates of deposit......................................................................    38,243,131     38,371,455
  Federal funds purchased and securities sold under agreements to repurchase...................     3,034,000      3,034,000
  Advances from Federal Home Loan Bank.........................................................     6,243,561      6,227,290

OFF-BALANCE SHEET FINANCIAL INSTRUMENTS:
  Commitments to extend credit.................................................................   $11,785,530    $11,785,530

                 COMMUNITY CAPITAL CORPORATION AND SUBSIDIARIES

NOTE 20 -- COMMUNITY CAPITAL CORPORATION (PARENT COMPANY ONLY):

     Condensed financial statements for Community Capital Corporation (Parent Company Only) for the years ended December 31, 1995 and 1994 follow:

                                 BALANCE SHEETS

                                                                                                       1995           1994
ASSETS
  Cash and cash equivalents......................................................................   $   200,379    $   11,952
  Investment in subsidiaries.....................................................................    10,467,316     5,257,641
  Securities available-for-sale..................................................................     1,001,888
  Premises and equipment, net....................................................................       897,230       512,352
  Other assets...................................................................................       364,760       297,002
     Total assets................................................................................   $12,931,573    $6,078,947
LIABILITIES AND STOCKHOLDERS' EQUITY
  Other liabilities..............................................................................   $         3    $       --
     Total liabilities...........................................................................             3            --
  Common stock...................................................................................     1,153,060       573,002
  Capital surplus................................................................................    11,254,039     5,110,618
  Unrealized gain (loss) on securities available-for-sale, net...................................       177,297       (77,313)
  Retained earnings..............................................................................       347,174       472,640
     Total stockholders' equity..................................................................    12,931,570     6,078,947
       Total liabilities and stockholders' equity................................................   $12,931,573    $6,078,947

                            STATEMENTS OF OPERATIONS

                                                                                              1995        1994        1993
Income:
  Interest income on securities available-for-sale.......................................   $ 27,348    $           $ 13,336
  Fee and rental income..................................................................     92,745      19,050       8,538
  Gain on sale of securities available-for-sale..........................................         --          --       5,123
                                                                                             120,093      19,050      26,997
Expenses:
  Salaries...............................................................................     19,562      12,001          --
  Net occupancy expense..................................................................     67,452         188      (8,595)
  Interest expense.......................................................................      7,764          --          --
  Other operating expenses...............................................................     89,631      90,206      72,589
                                                                                             184,409     102,395      63,994
Income (loss) before income taxes, cumulative effect of accounting change, and equity in
  undistributed earnings of subsidiaries.................................................    (64,316)    (83,345)    (36,997)
Income tax benefit -- allocated from consolidated return.................................     26,625      35,013      16,352
Cumulative effect to December 31, 1992 of a change in accounting principle...............         --          --      12,065
Income (loss) before equity in undistributed earnings of subsidiaries....................    (37,691)    (48,332)     (8,580)
Equity in undistributed earnings of subsidiaries.........................................    571,559     633,188     568,902
Net income...............................................................................   $533,868    $584,856    $560,322

                 COMMUNITY CAPITAL CORPORATION AND SUBSIDIARIES

                            STATEMENTS OF CASH FLOWS

                                                                                           1995          1994         1993
Operating activities:
  Net income.........................................................................   $   533,868    $ 584,856    $ 560,322
  Adjustments to reconcile net income to net cash provided (used) by operating activities:
     Cumulative effect of accounting change..........................................            --           --      (12,065)
     Equity in undistributed earnings of subsidiaries................................      (571,559)    (633,188)    (568,902)
     Depreciation and amortization...................................................        52,052       26,606       26,860
     Amortization of securities......................................................           490
     Deferred tax benefit............................................................       (10,177)     (35,013)      (5,248)
     Increase (decrease) in other liabilities........................................             3       (3,110)       2,443
     Increase in other assets........................................................       (58,216)     (57,377)      (4,024)
       Net cash used by operating activities.........................................       (53,539)    (117,226)        (614)
Investing activities:
  Purchases of premises and equipment, net...........................................      (436,930)     (77,517)     (23,624)
  Purchases of securities available-for-sale.........................................    (1,000,660)          --           --
  Proceeds from sales of securities available-for-sale...............................            --           --      207,069
  Net investment in Clemson Bank.....................................................    (4,384,589)
  Purchase of equity securities......................................................            --           --     (187,609)
       Net cash used by investing activities.........................................    (5,822,179)     (77,517)      (4,164)
Financing activities:
  Proceeds from the exercise of stock options........................................         2,721           --       15,825
  Proceeds from sales of stock to retirement plan....................................        55,758      153,737           --
  Cash paid in lieu of fractional shares.............................................        (4,194)      (1,920)        (302)
  Proceeds from issuance of common stock.............................................     6,009,860
  Borrowings for organization of the Clemson Bank....................................       457,189
  Repayment of organizational notes..................................................      (457,189)
       Net cash provided by financing activities.....................................     6,064,145      151,817       15,523
Net increase (decrease) in cash and cash equivalents.................................       188,427      (42,926)      10,745
Cash and cash equivalents, beginning of year.........................................        11,952       54,878       44,133
Cash and cash equivalents, end of year...............................................   $   200,379    $  11,952    $  54,878

     Supplemental schedule of non-cash investing and financing activities:

     In 1995, 1994 and 1993, the Company declared 5% stock dividends and transferred $655,140, $272,637 and $245,885, respectively, from retained earnings to common stock and capital surplus in the amounts of $54,595, $26,599 and $25,219, respectively, and $600,545, $246,038 and $220,666, respectively.

     NO DEALER, SALESPERSON OR OTHER PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATION NOT CONTAINED IN THIS PROSPECTUS AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATION MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY OR ANY UNDERWRITER. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF ANY OFFER TO BUY ANY OF THE SECURITIES OFFERED HEREBY IN ANY JURISDICTION TO ANY PERSON WHOM IT IS UNLAWFUL TO MAKE SUCH OFFER IN SUCH JURISDICTION. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THE INFORMATION HEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO THE DATE HEREOF OR THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF THE COMPANY SINCE SUCH DATE.

                               TABLE OF CONTENTS

                                                        PAGE
Available Information................................     2
Incorporation of Certain Documents by
  Reference..........................................     2
Prospectus Summary...................................     3
Risk Factors.........................................     6
The Company..........................................    10
Acquisition of the Carolina First Branches...........    10
Use of Proceeds......................................    13
Market for Common Stock..............................    13
Dividend Policy......................................    13
Dilution.............................................    14
Capitalization.......................................    15
Selected Consolidated Financial Data.................    16
Management's Discussion and Analysis of Financial
  Condition and Results of Operations................    17
Business.............................................    33
Government Supervision and Regulation................    38
Management...........................................    42
Description of Securities............................    46
Underwriting.........................................    50
Legal Matters........................................    51
Experts..............................................    51
Index to Consolidated Financial Statements...........   F-1

                                1,465,000 SHARES

           (Logo of Community Capital Corporation appears here)

                                  COMMON STOCK
                                   PROSPECTUS
                               J.C. Bradford &Co.

                          Edgar M. Norris & Co., Inc.
                                            , 1997

                                    PART II
                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 14. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

     The expenses in connection with the issuance and distribution of the securities being registered, all of which will be paid by the Registrant, are as follows:

Securities and Exchange Commission Registration Fee.......................................   $  5,871
National Association of Securities Dealers Filing Fee.....................................      2,438
American Stock Exchange Listing Fee.......................................................     22,500
Legal Fees and Expenses...................................................................    132,000*
Accounting Fees and Expenses..............................................................     56,000*
Blue Sky Fees and Expenses................................................................     35,000*
Transfer Agent and Registrar Fees and Expenses............................................      3,000*
Printing and Engraving Expenses...........................................................     75,000*
Miscellaneous Expenses....................................................................     68,191*
       Total..............................................................................   $400,000

* Estimated.

ITEM 15. INDEMNIFICATION OF DIRECTORS AND OFFICERS.

     Except as hereinafter set forth, there is no statute, charter provision, bylaw, contract or other arrangement under which any controlling person, director or officer of the Registrant is insured or indemnified in any manner against liability which such person may incur in such person's capacity as such.

     Section 33-8-500 et seq. of the South Carolina Business Corporation Act of 1988, as amended, provides the Registrant with broad powers and authority to indemnify its directors and officers and to purchase and maintain insurance for such purposes and mandates the indemnification of the Registrant's directors under certain circumstances. The Registrant's Articles of Incorporation also provide the Registrant with the power and authority to the fullest extent legally permissible under the to indemnify its directors and officers, persons serving at the request of the Registrant or for its benefit as directors or officers of another corporation, and persons serving as the Registrant's representatives or agents in certain circumstances. Pursuant to such authority and the provisions of the Registrant's Articles of Incorporation, the Registrant intends to purchase insurance against certain liabilities that may be incurred by it and its officers and directors. Reference is also made to the discussion in the Prospectus under the caption "Description of Securities -- Director Liability."

ITEM 16. EXHIBITS.

EXHIBIT
NUMBER             DESCRIPTION
 1.1**    --       Form of Agreement with J.C. Bradford & Co. and Edgar M. Norris & Co., Inc.
 3.1*     --       Articles of Incorporation of Registrant. (Incorporated by reference to Exhibit 3.1 to Registrant's Form 10-K for the fiscal year ended December 31, 1995)
 3.2*     --       Articles of Amendment to Articles of Incorporation of Registrant (re: Change of Name) (Incorporated by reference to Exhibit 3.2 to Registrant's Form 10-K for the fiscal year ended December 31, 1995)
 3.3*     --       Bylaws of Registrant. (Incorporated by reference to Exhibit 3.3 to Registrant's Form 10-K for the fiscal year ended December 31, 1995)
 4.1      --       Form of Common Stock Certificate. (The rights of security holders of the Registrant are set forth in the
                   Registrant's Articles of Incorporation and Bylaws included as Exhibits 3.1 and 3.3, respectively.)
 5.1      --       Opinion of Nexsen Pruet Jacobs & Pollard, LLP.
10.1*     --       Registrant's Stock Option Plan for employees (1988). (Incorporated by reference to Exhibit 10.1 to Registrant's
                   Form 10-K for the fiscal year ended December 31, 1995)
10.2*     --       Registrant's Incentive Stock Option and Nonstatutory Stock Option Plan (1993) as Amended and Restated through
                   April 15, 1996. (Incorporated by reference to Exhibit to Registrant's Definitive Proxy Statement for Annual
                   Meeting of Shareholders held on May 20, 1996)

EXHIBIT
NUMBER             DESCRIPTION
10.3*     --       Registrant's Executive Supplemental Income Plan (Summary) and form of Executive Supplemental Income Agreement.
                   (Incorporated by reference to Exhibit 10.3 to Registrant's Form 10-K for the fiscal year ended December 31,
                   1995)
10.4*     --       Registrant's Management Incentive Compensation Plans (Summary). (Incorporated by reference to Exhibit 10.4 to
                   Registrant's Form 10-K for the fiscal year ended December 31, 1995)
10.5*     --       Lease Agreement dated July 8, 1994 between John W. Drummond and the Registrant. (Incorporated by reference to
                   Exhibit 10.5 to Registrant's Form 10-K for the fiscal year ended December 31, 1995)
10.6      --       Lease Agreement With Options dated June 11, 1996 between Robert C. Coleman and the Registrant.
10.7      --       Bank Development Agreement dated May 15, 1996 between the Registrant and the organizers of The Bank of Belton
                   (In Organization).
10.8      --       Bank Development Agreement dated September 9, 1996 between the Registrant and the organizers of The Bank of
                   Newberry County (In Organization).
10.9      --       Bank Development Agreement dated November 18, 1996 between the Registrant and the organizers of The Bank of
                   Barnwell County (In Organization).
10.10     --       Line of Credit dated June 5, 1996 between Greenwood Bank & Trust and the Belton Bank Group, a partnership of the organizers of The Bank of Belton (In Organization).
10.11     --       Line of Credit dated September 4, 1996 between Greenwood Bank & Trust and the Newberry Bank Group, a partnership of the organizers of The Bank of Newberry County (In Organization).
10.12     --       Line of Credit dated October 21, 1996 between Greenwood Bank & Trust and the Barnwell Bank Group, a partnership of the organizers of The Bank of Barnwell County (In Organization).
10.13*    --       Employment Contract dated November 19, 1987 between Greenwood National Bank and William G. Stevens.
                   (Incorporated by reference to Exhibit 10.7 to Registrant's Form 10-K for the fiscal year ended December 31,
                   1995)
10.14*    --       Employment and Option Agreement dated November 21, 1994 between Donna W. Robinson and the Registrant.
                   (Incorporated by reference to Exhibit 10.8 to Registrant's Form 10-K for the fiscal year ended December 31,
                   1995)
10.15     --       Employment and Option Agreement dated December 5, 1996 between James A. Lollis and the Registrant.
10.16     --       Employment and Option Agreement dated December 5, 1996 between William F. Steadman and the Registrant.
10.17     --       Employment and Option Agreement dated December 5, 1996 between Marshall L. Martin, Jr. and the Registrant.
10.18**   --       Purchase and Assumption Agreement dated December   , 1996 among Carolina First Bank, The Bank of Barnwell County
                   (In Organization) and the Registrant.
11.1               Statement of Computation of Per Share Earnings.
22.1      --       Subsidiaries of the Registrant.
23.1      --       Consent of Tourville, Simpson & Henderson.
23.2      --       Consent of Nexsen Pruet Jacobs & Pollard, LLP (included in their opinion filed as Exhibit 5.1)
24.1      --       Directors' Powers of Attorney.
27.1*              Financial Data Schedule (Incorporated by reference to Exhibit 27.1 of Registrant's Form 10-K for the fiscal year ended December 31, 1995 and Form 10-Q for the quarter ended September 30, 1996).
99.1      --       Rule 438 consents of certain persons named in the Registration Statement.

 * Incorporated by reference as indicated.

** To be filed by amendment.

ITEM 17. UNDERTAKINGS.

     (a) ACCELERATION OF EFFECTIVE DATE. Insofar as indemnification for liabilities under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the provisions described under
Item 15 above, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

     (b) INCORPORATION OF SUBSEQUENT EXCHANGE ACT DOCUMENTS. The Registrant hereby undertakes that, for purposes of determining any liability under the Securities Act, each filing of the Registrant's annual report pursuant to
Section 13(a) or Section 15(d) of the Securities Act of 1934 (and, where applicable, each filing of an employee benefit plan's annual report pursuant to
Section 15(d) of the Securities Act of 1934) that is incorporated by reference in this Registration Statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial BONA FIDE offering thereof.

     (c) RULE 430A. The Registrant hereby undertakes that:

          (1) For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this Registration Statement in reliance upon the Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or
     (4) or 497(h) under the Securities Act shall be deemed to be part of this Registration Statement as of the time it was declared effective.

          (2) For purposes of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                   SIGNATURES

     In accordance with the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-2 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Greenwood, State of South Carolina, on December 20, 1996.

                                         COMMUNITY CAPITAL CORPORATION

                                         By: /s/      WILLIAM G. STEVENS
                                                    WILLIAM G. STEVENS
                                           PRESIDENT AND CHIEF EXECUTIVE OFFICER

     Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

                      SIGNATURE                                            TITLE                             DATE


         /s/              WILLIAM G. STEVENS*           President, Chief Executive Officer and        December 20, 1996
                  WILLIAM G. STEVENS                      Director

          /s/                JAMES H. STARK*            Chief Financial Officer (Principal            December 20, 1996
                    JAMES H. STARK                        Financial and Accounting Officer)

                                       *                Assistant Secretary and Director              December 20, 1996
                 PATRICIA C. EDMONDS

                                       *                Director                                      December 20, 1996
                   DAVID P. ALLRED

                                       *                Director                                      December 20, 1996
                  ROBERT C. COLEMAN

                                       *                Director                                      December 20, 1996
                   JOHN W. DRUMMOND

                                       *                Director                                      December 20, 1996
                WAYNE Q. JUSTESEN, JR.

                                       *                Director                                      December 20, 1996
                 THOMAS C. LYNCH, JR.

                                       *                Director                                      December 20, 1996
                 H. EDWARD MUNNERLYN

                                       *                Director                                      December 20, 1996
                    GEORGE B. PARK

                                       *                Director                                      December 20, 1996
                JOSEPH H. PATRICK, JR.

                                       *                Director                                      December 20, 1996
                  DONNA W. ROBINSON

                                       *                Director                                      December 20, 1996
                  GEORGE D. RODGERS

                      SIGNATURE                                            TITLE                             DATE

                                       *                Director                                      December 20, 1996
                  CHARLES J. ROGERS

                                       *                Director                                      December 20, 1996
                  THOMAS E. SKELTON

                                       *                Director                                      December 20, 1996
                    LEX D. WALTERS

         *By: /s/          WILLIAM G. STEVENS                                                         December 20, 1996
                  WILLIAM G. STEVENS
     (AS ATTORNEY-IN-FACT FOR EACH OF THE PERSONS
                      INDICATED)

                                 EXHIBIT INDEX

EXHIBIT
NUMBER                                                 DESCRIPTION
  1.1 ** Form of Agreement with J.C. Bradford & Co. and Edgar M. Norris & Co., Inc.

  3.1 *  Articles of Incorporation of Registrant. (Incorporated by reference to Exhibit 3.1 to Registrant's Form
         10-K for the fiscal year ended December 31, 1995)

  3.2 *  Articles of Amendment to Articles of Incorporation of Registrant (re: Change of Name) (Incorporated by
         reference to Exhibit 3.2 to Registrant's Form 10-K for the fiscal year ended December 31, 1995)

  3.3 *  Bylaws of Registrant. (Incorporated by reference to Exhibit 3.3 to Registrant's Form 10-K for the fiscal year ended December 31, 1995)

  4.1    Form of Common Stock Certificate. (The rights of security holders of the Registrant are set forth in the
         Registrant's Articles of Incorporation and Bylaws included as Exhibits 3.1 and 3.3, respectively.)

  5.1    Opinion of Nexsen Pruet Jacobs & Pollard, LLP.

 10.1 *  Registrant's Stock Option Plan for employees (1988). (Incorporated by reference to Exhibit 10.1 to
         Registrant's Form 10-K for the fiscal year ended December 31, 1995)

 10.2 *  Registrant's Incentive Stock Option and Nonstatutory Stock Option Plan (1993) as Amended and Restated
         through April 15, 1996. (Incorporated by reference to Exhibit    to Registrant's Definitive Proxy
         Statement for Annual Meeting of Shareholders held on May 20, 1996)

 10.3 *  Registrant's Executive Supplemental Income Plan (Summary) and form of Executive Supplemental Income
         Agreement. (Incorporated by reference to Exhibit 10.3 to Registrant's Form 10-K for the fiscal year ended December 31, 1995)

 10.4 *  Registrant's Management Incentive Compensation Plans (Summary). (Incorporated by reference to Exhibit
         10.4 to Registrant's Form 10-K for the fiscal year ended December 31, 1995)

 10.5 *  Lease Agreement dated July 8, 1994 between John W. Drummond and the Registrant. (Incorporated by
         reference to Exhibit 10.5 to Registrant's Form 10-K for the fiscal year ended December 31, 1995)

 10.6    Lease Agreement With Options dated June 11, 1996 between Robert C. Coleman and the Registrant.

 10.7    Bank Development Agreement dated May 15, 1996 between the Registrant and the organizers of The Bank of
         Belton (In Organization).

 10.8    Bank Development Agreement dated September 9, 1996 between the Registrant and the organizers of The Bank of Newberry County (In Organization).

 10.9    Bank Development Agreement dated November 18, 1996 between the Registrant and the organizers of The Bank of Barnwell County (In Organization).

10.10    Line of Credit dated June 5, 1996 between Greenwood Bank & Trust and the Belton Bank Group, a partnership of the organizers of The Bank of Belton (In Organization).

10.11    Line of Credit dated September 4, 1996 between Greenwood Bank & Trust and the Newberry Bank Group, a
         partnership of the organizers of The Bank of Newberry County (In Organization).

10.12    Line of Credit dated October 21, 1996 between Greenwood Bank & Trust and the Barnwell Bank Group, a
         partnership of the organizers of The Bank of Barnwell County (In Organization).

10.13 *  Employment Contract dated November 19, 1987 between Greenwood National Bank and William G. Stevens.
         (Incorporated by reference to Exhibit 10.7 to Registrant's Form 10-K for the fiscal year ended December
         31, 1995)

10.14 *  Employment and Option Agreement dated November 21, 1994 between Donna W. Robinson and the Registrant.
         (Incorporated by reference to Exhibit 10.8 to Registrant's Form 10-K for the fiscal year ended December
         31, 1995)

10.15    Employment and Option Agreement dated December 5, 1996 between James A. Lollis and the Registrant.

10.16    Employment and Option Agreement dated December 5, 1996 between William F. Steadman and the Registrant.

10.17    Employment and Option Agreement dated December 5, 1996 between Marshall L. Martin, Jr. and the
         Registrant.

10.18 ** Purchase and Assumption Agreement dated December   , 1996 among Carolina First Bank, The Bank of
         Barnwell County (In Organization) and the Registrant.

EXHIBIT
NUMBER                                                 DESCRIPTION
 11.1    Statement of Computation of Per Share Earnings.

 22.1    Subsidiaries of the Registrant.

 23.1    Consent of Tourville, Simpson & Henderson.

 23.2    Consent of Nexsen Pruet Jacobs & Pollard, LLP (included in their opinion filed as Exhibit 5.1)

 24.1    Directors' Powers of Attorney.

 27.1 *  Financial Data Schedule (Incorporated by reference to Exhibit 27.1 of Registrant's Form 10-K for the fiscal year ended December 31, 1995 and Form 10-Q for the quarter ended September 30, 1996)

 99.1    Rule 438 consents of certain persons named in the Registration Statement.

 * Incorporated by reference as indicated.

** To be filed by amendment.